Form 10-K, Exhibit 13
period 1994-12-02
STRIDE RITE CORP
filed 1995-02-27
CIK 94887

                                  EXHIBIT 13
                             FINANCIAL HIGHLIGHTS


(in thousands,
except for per share information)             1994       1993
- ---------------------------------------------------------------
Net sales                                   $523,877   $582,868
Net income                                    19,798     58,291*
Net income per common share                      .40       1.15*
Dividends per common share                       .38        .35
Working capital                              236,628    243,249
Total assets                                 396,620    412,449
Long-term debt                                 1,667      2,500
Stockholders' equity                         292,506    302,473
Book value per common share outstanding         5.91       6.02
Return on average equity                         6.6%      20.2%
Common shares outstanding at end of year      49,518     50,280




* Amount in 1993 includes a charge of $2,034,000 ($.04 per share) representing the cumulative effect of an accounting change related to income taxes.


                            SELECTED FINANCIAL DATA


                          1990       1991      1992       1993       1994
- --------------------------------------------------------------------------------
OPERATING RESULTS/1/

Net sales                15,842   $574,379   $585,926   $582,868   $523,877
Income before cumu-
  lative effect of
  change in accounting
  principle/2,3/         55,541     65,960     61,506     60,325     19,798
Net income/3/            55,541     65,960     61,506     58,291     19,798
Common stock
  dividends              10,382     13,050     15,872     17,686     18,898
Per common share:
  Income before cumu-
   lative effect of
   change in accounting
   principle/2,3/          1.05       1.28       1.19       1.19        .40
  Net income/3/            1.05       1.28       1.19       1.15        .40
  Cash dividends            .20       .255        .31        .35        .38

FINANCIAL POSITION/1/
Working capital          62,949    217,665    241,310    243,249    236,628
Total assets             66,023    332,090    383,524    412,449    396,620
Long-term debt            5,000      4,167      3,333      2,500      1,667
Stockholders'
  equity                 81,359    240,427    271,535    302,473    292,506
Book value per
  common share             3.57       4.67       5.33       6.02       5.91

STATISTICS/1/
Return on average
  equity                   31.6%      31.3%      23.6%      20.2%       6.6%
Return on sales            10.8%      11.5%      10.5%      10.0%       3.8%
Common shares
  outstanding at
  end of year            50,857     51,481     50,908     50,280     49,518
Number of employees       3,700      3,600      3,100      3,600      3,700
Number of share-
  holders                 3,000      2,900      4,100      4,800      5,100



1.     Financial data is in thousands, except for per share information.

2. Amount in 1993 is before a charge of $2,034,000 ($.04 per share)representing the cumulative effect of an accounting change related to income taxes.

3. Includes nonrecurring charges of $7,200,000 ($4,274,000, net of income taxes, or $.08 per share) in 1993 and $18,319,000 ($11,087,000, net of income taxes, or $.22 per share) in 1992 as described in Note 2 to the consolidated financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  RESULTS OF OPERATIONS
  OVERVIEW - 1990 to 1994

       The Company's performance over the last five years is summarized in the preceding table, entitled "Selected Financial Data". In the early part of this five-year period, the Company continued its impressive record as sales and earnings grew to new highs in 1990 and 1991. The profitability ratios achieved in those years placed the Company among the leaders in its industry group. Much of this growth was fueled by the success of the Keds brand with the basic Champion(R) Oxford style becoming a fashion necessity for women of all ages. Fiscal 1992 and 1993 saw a slowdown in performance as the sales of Keds leveled off and new fashions became prominent in women's casual footwear.

       Entering fiscal 1994, the Company's order trends, helped by new products at Keds and Sperry Top-Sider, had begun to show progress. The Keds division also expected to begin realizing the benefits of the Company's new, automated distribution center in Louisville, Kentucky as it transitioned to the new facility for the Spring 1994 season. However, start-up difficulties, primarily related to computer software, at the new distribution center severely impacted the Company's results in 1994. The new facility, which was designed to offer improved service and reduced delivery times, became a major disruption for Keds. As a result, the move of the Sperry Top-Sider and Stride Rite businesses to the new facility, originally scheduled to be completed during the second half of fiscal 1994, was delayed until the problems could be corrected. The late deliveries of Keds' Spring products led to high levels of order cancellations and lower bookings for the 1994 Fall season.

       Significant progress was made in the second half of 1994 and the facility will be in a position to provide the service level expected by Keds customers during the Spring 1995 season. However, year-end order backlog supporting Spring 1995 business was below last year's level by 9% as lower Keds orders more than offset double digit order gains in the Stride Rite, Sperry Top-Sider and International businesses. While current conditions at retail, especially in the women's apparel segment, and fashion trends away from Keds basic look will continue to represent challenges in fiscal 1995, improved execution at Keds should avoid the high order cancellations experienced during 1994. The current plan calls for further systems enhancements and other adjustments to the facility during the first half of 1995 to allow for the complete consolidation of the Company's distribution function into the new facility by the end of fiscal 1995.

  OPERATING RESULTS
  1992 TO 1994

       The table below and the paragraphs which follow summarize the Company's performance in the last three fiscal years:

                                                   Percent Change
                                         ----------------------------------
                                           1994 vs. 1993     1993 vs. 1992
  Increase (decrease)
  -------------------------------------------------------------------------
  Net sales                                   (10.1%)            (0.5%)
  Gross profit                                (18.9%)            (4.5%)
  Selling and administrative expenses          15.8%              3.0%
  Operating income                            (65.9%)            (4.6%)
  Income before income taxes and
  change in accounting principle              (66.8%)            (2.3%)
  Income before change in
  accounting principle                        (67.2%)            (1.9%)
  Net income                                  (66.0%)            (5.2%)

                                                 Percent to Net Sales
                                         ----------------------------------
                                           1994         1993         1992
  -------------------------------------------------------------------------
  Gross profit                             37.6%        41.7%        43.5%
  Selling and administrative expenses      31.6%        24.5%        23.7%
  Operating income                          6.1%        16.0%        16.7%
  Income before income taxes and
   change in accounting principle           6.2%        16.8%        17.1%
  Income before change in
   accounting principle                     3.8%        10.3%        10.5%
  Net income                                3.8%        10.0%        10.5%

  NET SALES

       Net sales decreased $59 million or 10.1% in fiscal 1994 from the sales level achieved in fiscal 1993. Unit shipments of current line merchandise were below last year by 13.7%. Changes in product mix in the Keds division and higher retail sales offset a portion of the decrease in shipments. Excluding the impact of product mix changes, consolidated net sales were also reduced by approximately $10 million due to selling price deflation.

        Sales for the Keds division, the Company's largest business, in fiscal 1994 were 17% below last year's revenue total. While changes in women's fashion trends away from Keds basic look continued to negatively impact results, the most significant factor affecting sales during the year was the start-up difficulties at the Company's new distribution center. The Keds division, which began fiscal 1994 with a 15% increase in Spring order backlog, experienced abnormally high order cancellations, more than double the 1993 total, because of shipping delays during the first half of 1994. Keds' reorder response capabilities were also limited in the Spring season as the start-up problems made it difficult to process smaller orders. Decreases in sales were experienced in both the Keds children's and women's product lines as 1994 revenues were below 1993 by 16% and 19%, respectively. Women's category sales levels were hurt by the continuing decline of the basic Keds Champion(R) silhouette as sales of this style in 1994 were below last year by 22%. The impact of higher average selling prices, primarily caused by changes in product mix, and revenue increases associated with the efforts to broaden the women's product offering were not sufficient to offset the weakness in demand for Keds basic styles and the service disruption caused by the distribution center start-up difficulties.

       Net sales of the Stride Rite Children's Group increased 1% in fiscal 1994 as higher sales from the retail portion of the Group offset a 4% decrease in sales to independently owned specialty stores, department stores and family shoe stores. Retail sales increased 10% in 1994 after adjusting last year's revenue total for the fact that fiscal 1993 included 53 weeks. Comparable store sales (stores open for a full year in each fiscal year) were up 5% in 1994, accounting for approximately 45% of the retail sales gain over 1993.
  The balance of the adjusted sales gain was related to store openings as the Children's Group operated an average of 195 stores in fiscal 1994 compared to 176 stores in 1993. At year-end, the store count was 239 stores, up from 187 stores at the end of fiscal 1993 with 48 of the new locations representing leased operations, which were opened in Lazarus department stores during October 1994.

       The Company's other retail operations, consisting of manufacturers' outlets and the initial test stores of the Keds and Great Feet(TM) retail concepts, contributed $3.3 million to consolidated net sales. These new retail concepts totaled 13 stores at the end of fiscal 1994, with 10 of the stores opened during the year.

       The Sperry Top-Sider division's sales increased 12% in fiscal 1994 as a 27% increase in the sales of current line merchandise offset sharply lower sales of discontinued styles. Sales of Sperry's leather product line were 22% higher in 1994 as increased demand for Authentic Original(TM) boat shoes and the introduction of the washable leather Bal Harbour(TM) deck shoe produced the revenue gain. Sales of canvas footwear also increased in fiscal 1994, posting a 60% improvement over the 1993 sales level.

       Sales of the Company's International division decreased $5.6 million or 21% from the sales level achieved in 1993. Reduced sales of Keds products to independent distributors in Europe and Japan was the primary cause of the decrease. The Company's French subsidiary, formed in 1993, contributed $2.2 million to international revenues, while sales of its Canadian operations were down 15% in 1994, due to lower Keds sales and the weakening of the Canadian dollar. During fiscal 1994, the Company evaluated its existing international strategies and, in 1995, will begin to implement changes to build greater brand awareness and to balance short-term growth with long-term success.

       Consolidated net sales decreased slightly in fiscal 1993, down $3 million from 1992. A 1.2% increase in the unit shipments of current line merchandise and higher retail sales were more than offset by selling price deflation of approximately $4 million and a change in product mix at Keds which resulted in lower average selling prices. Keds division revenues were down 3% in 1993 as a 9% reduction in sales of Keds Champion(R) style and the shift in product mix offset a 6% sales gain in new women's products. Sales of the Stride Rite Children's Group increased 6% in fiscal 1993 with the wholesale and retail portions of Children's Group both contributing to the increase. Retail sales were up 8% from 1992 with 40% of the increased volume due to sales gains at comparable stores. Revenues from new stores and the extra week in the fiscal 1993 calendar accounted for the balance of the increase. Sperry Top-Sider division sales were off 11% in 1993 due to a 15% decrease in the sales of discontinued styles and weak sales of canvas products. Higher sales of Keds products helped the International division post a revenue increase of $3.8 million in 1993, 17% above the 1992 total.

  GROSS PROFIT

       Gross profit in 1994 was $197.2 million, a decrease of $46.1 million or 18.9% from 1993, compared to the sales decrease of 10.1%. In fiscal 1994, the Company's consolidated gross profit rate of 37.6% finished 4.1 percentage points below the 41.7% rate achieved in fiscal 1993. LIFO adjustments had a favorable impact in both years, increasing gross profit by $1.5 million (0.3% of net sales) in 1994 and by $0.2 million in 1993. The continuing shift of product sourcing to lower cost countries in the Far East and the closing of the Company's manufacturing facility in Puerto Rico resulted in lower product costs during 1994. The distribution center start-up difficulties, which were described above, contributed to increased obsolescence charges during fiscal 1994 as the cancellation of customer orders resulted in excess inventories of Keds seasonal products. This high level of inventory markdowns reduced the consolidated gross profit percent by 4.3% in 1994, more than double the obsolescence impact of 1.9% experienced in fiscal 1993. The changing sales mix in the Keds division also negatively impacted gross profit in 1994, as margins on new women's styles were generally lower than those of the basic Champion(R) canvas style. Increases in warehousing and procurement staffing costs during 1994 and, the fact that these expenses, which have significant fixed components, were absorbed over a lower sales level, also contributed to the reduced gross profit percent in 1994. Gross profit performance was helped by the increased significance of retail sales, the division of the Company with the highest gross profit percentage, as retail sales accounted for 14.4% of consolidated sales in 1994 compared to 11.6% in 1993.

       In fiscal 1993, the Company's gross profit rate decreased by 1.8 percentage points from the 43.5% rate achieved in fiscal 1992. LIFO benefits of $0.2 million were lower in 1993 than the LIFO income of $4.6 million (0.8% of net sales) recorded in 1992. As in fiscal 1994, the product mix shift from basic styles to other items in the Keds women's business also had a negative impact on the 1993 gross profit rate. The increased significance of the Children's Group's retail sales (11.6% of consolidated sales in 1993 compared to 10.7% in 1992), and increased production levels at the Stride Rite domestic manufacturing facilities in 1993, favorably impacted gross profit performance.

  OPERATING COSTS

       Selling and administrative expenses in fiscal 1994 increased $22.6 million or 15.8%. Selling and administrative costs as a percent to net sales increased by 7.1 percentage points, 31.6% in 1994 compared to 24.5% in 1993. Advertising and sales promotion expenses in fiscal 1994 were slightly higher, increasing by $0.3 million from 1993. As a percentage of net sales, these expenses were 6.3% in 1994 compared to 5.6% in 1993. In 1994, selling and administrative expenses included $6.8 million of additional costs related to the relocation and start-up of the Company's distribution center. Despite the lower sales volume in 1994, spending totals also included $3.1 million in higher distribution center operating costs due to inefficiencies in the new Kentucky facility, the computer software problems discussed above and the delay in closing the Company's distribution facility in Boston. Total distribution costs, including the start-up expense adjustments, represented 3.5% of net sales in 1994 compared to 1.5% in 1993. Retail store expenses in 1994 increased $4.2 million or 12.6% above 1993 with 50% of the increased costs related to new stores. The increased significance of retail sales, where selling expenses are high relative to the Company's other divisions, to the consolidated total resulted in an increase of 1.5 percentage points in the selling expense to sales ratio in 1994. The fixed nature of certain corporate administrative costs, which were absorbed over the lower sales base in 1994 as compared to 1993, also contributed to the higher expense to sales relationship.

       In fiscal 1993, selling and administrative expenses increased $4.1 million or 3% from fiscal 1992. Advertising costs were up $2.5 million or 8% during the year. Expenses related to new retail stores and international expansion also contributed to the spending increase. In 1993, the Company's contributions to its charitable foundation were below 1992 by $4.3 million. Nonrecurring charges, as described in Note 2 to the consolidated financial statements, impacted operating results during fiscal 1993 and 1992. In fiscal 1993, the Company incurred pre-tax costs of $7.2 million related to the settlement of an investigation of Keds' suggested retail pricing policy. The nonrecurring charges in fiscal 1992, totaling $18.3 million, were primarily related to the Company's decision to consolidate and relocate its distribution function to a new facility in Kentucky.

  OTHER INCOME AND TAXES

       Non-operating income (expense) increased pre-tax earnings by $0.7 million in fiscal 1994 compared to increases of $4.6 million and $2.3 million in 1993 and 1992, respectively. Investment income decreased slightly in 1994 as higher yields on short-term investments offset a 27% decrease in the funds available for investment during the year. In 1993, investment income increased $0.2 million from 1992 as a 36% increase in investable funds offset the impact of lower investment yields. Other income and expense items reduced pre-tax income by $1.9 million in 1994 compared to a net increase in income of $1.9 million in 1993 and a net decrease of $0.1 million in 1992. The 1993 income amount had included a gain of $3 million related to cash distributions from a limited partnership investment compared to a similar gain of $0.5 million realized in 1994. This investment gain, partially offset by expenses related to a new company-owned life insurance program, accounted for the additional other income in 1993 over the amount reflected in fiscal 1992's results.

        The provisions for income taxes in fiscal 1994 and 1993 were below the prior year amount by $24.9 million and $1.1 million, respectively, because of lower pre-tax earnings. The Company's effective tax rate of 39.2% in 1994 increased from the effective rates of 38.4% in 1993 and 38.6% in 1992. In fiscal 1994, higher state income taxes offset a lower effective federal income tax rate as permanent tax differences had a more significant impact on the effective federal rate given the reduced level of pre-tax income. In 1993, increased tax exempt investment income and tax savings related to a company-owned life insurance program offset the impact of the higher statutory federal income tax rate which took effect on January 1, 1993.

  NET INCOME

       Income before the cumulative effect of a change in accounting principle in fiscal 1994 decreased $40.5 million or 67.2% from 1993 due to the lower sales levels, reduced gross profit performance and increased operating costs. The start-up difficulties at the Company's new Kentucky distribution facility and the related impact on the Company's ability to ship products to customers caused much of the profit deterioration. Net income in 1994 was below last year by $38.5 million or 66%. Net income in 1993 had been reduced by $2 million which represented the cumulative effect of adopting, as of November 28, 1992, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." In fiscal 1993, net income was below 1992 by $3.2 million or 5.2% as the impact of the lower sales, reduced operating profitability and the accounting change more than offset the lower nonrecurring charges and the increased level of non-operating income.

  LIQUIDITY AND CAPITAL RESOURCES

        As of the end of fiscal 1994, the Company's balance sheet reflected the results of the Company's long record of positive cash flow. A current ratio of 3.5 to 1 and a debt to equity relationship of 0.6% demonstrate the Company's ability to provide internal financing for the future growth of its existing businesses. While profitability problems and high inventory levels hurt fiscal 1994's cash flow performance, resulting in an operating cash flow of only $8.4 million, the Company's operations have generated a total of $252.3 million of positive cash flow in the 1990 to 1994 period. Operations in the last three fiscal years have provided cash flow of $131.9 million, representing just over half of the five-year total. Over the five year period, the Company has used $78.4 million, or 31% of the cumulative operating cash flow amount, to repurchase 5,478,500 common shares and $51.2 million (20% of total operating cash flow) remains on the balance sheet in higher levels of cash and short-term investments. In the five years, the Company has also invested $52.4 million in property and equipment with $31.5 million of the 1993 and 1994 capital expenditures related to the distribution facility in Louisville, Kentucky.

       During 1994, the Company's cash and short-term investments decreased $28.5 million from the 1993 level as fiscal 1994's operating cash flow was not sufficient to fund $8.5 million in capital expenditures and the use of $30.5 million for dividend payments to shareholders and to continue the Company's practice of repurchasing common shares. The elements of working capital, other than cash and short-term investments, increased $21.8 million in 1994, with the investment in receivables and inventory up $9.1 million or 4.4% above the 1993 total. Inventories at the end of 1994 were above last year by $20.9 million or 15.7%, with the increase primarily related to Keds products. A large portion of the higher Keds inventories is comprised of leather and canvas versions of the basic women's Champion(R) style as production levels on these basic items were maintained during most of fiscal 1994 in order to fulfill commitments to the Company's resources in the Far East. Future product sourcing activity in these styles has been adjusted in order to reduce inventories to the appropriate level during the first six months of fiscal 1995. Keds' year-end inventory levels also include higher than normal levels of excess and discontinued seasonal merchandise as a result of the distribution center problems. Reserves were established during fiscal 1994 to reflect the reduced value of this seasonal merchandise.

       Capital expenditures related to new retail stores totaled $6 million over the last three years with 45% of this amount invested in fiscal 1994. The Company opened 72 retail locations during fiscal 1994, consisting of 11 booteries, most of which were purchased from independent dealers, 51 new leased department locations, 9 manufacturers' outlets and the initial test location for the Company's new children's concept, Great Feet(TM). The Company also closed 10 retail locations in 1994. The store opening activity in 1994 was more accelerated than in fiscal 1993 when 24 retail locations were added. In the 1990 to 1992 period, the Company emphasized the expansion of its dealer network of independently operated children's booteries rather than opening its own retail stores. Capital expenditures related to retail stores were lower in this period as only 10 Company-owned stores were opened over the three years. While capital expenditures related to the distribution function are expected to decline in fiscal 1995, the Company plans to continue a relatively aggressive pace of store openings by evaluating new opportunities for Stride Rite booteries and leased departments and by expanding its manufacturers' outlet operation. Additional test stores of the Great Feet(TM) and Keds retail concepts are also expected to be opened in fiscal 1995. Capital expenditures in 1995 will also include approximately $7 million, representing the initial expenditures related to the Company's "Total Customer Service" (TCS) initiative. The goal of the TCS project is to streamline business processes and upgrade computer systems in order to achieve the objective of pre-eminent customer service. Funding for capital expenditures generally are expected to be provided from internal sources.

       Over the last five years, the Company's Board of Directors has increased the dividend rate so that it is now almost double the rate of the fourth quarter of fiscal 1989. In addition, the Board has authorized a stock repurchase program for 16,000,000 shares of common stock. In fiscal 1994, the Company expended $11.5 million to repurchase 814,400 common shares. Adjusted for the stock splits in 1987, 1989 and 1991, the 1994 transactions brought the shares repurchased under the Board authorization to 13,762,500 shares, or 86% of the authorized total, for an aggregate expenditure of $118 million since the current repurchase program was initiated in the fourth quarter of 1987. The aggregate shares repurchased represent 23% of the total shares outstanding prior to the Board's authorization. Funds for these repurchases were provided from internal sources.

       In addition to internal sources of capital, the Company maintains bank lines of credit to satisfy any seasonal borrowing requirements that may be imposed by the sales patterns which are characteristic of the footwear industry. Over the last five years, the Company's borrowings under these arrangements averaged $3.6 million. During fiscal 1994, the Company's borrowings averaged $1.4 million. No short-term borrowings were outstanding at the end of 1994.

                          Consolidated Balance Sheets

  (in thousands,
    except for share data)                      1994           1993
  ------------------------------------------------------------------------------
  ASSETS
  Current Assets:
  Cash and cash equivalents                 $ 45,413       $ 38,763
  Short-term investments                      30,534         65,645
  Accounts and notes receivable,
    less allowances of
    $8,631 in 1994
    and $5,602 in 1993                        63,403         75,184
  Inventories                                153,620        132,725
  Deferred income taxes                       33,246         27,294
  Prepaid expenses                             4,727          4,109
                                            --------       --------
    Total current assets                     330,943        343,720

  Property and equipment, net                 48,267         47,737
  Other assets, net                           15,982         19,677
  Goodwill, net                                1,428          1,315
                                            --------       --------
    Total assets                            $396,620       $412,449
                                            ========       ========


  LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities:
  Current maturities of long-term debt           833            833
  Accounts payable                            26,597         30,495
  Income taxes payable                        33,167         31,701
  Accrued expenses and
    other liabilities                         33,718         37,442
                                            --------       --------
    Total current liabilities                 94,315        100,471
  Deferred income taxes                        8,132          7,005
  Long-term debt                               1,667          2,500

  Stockholders' Equity:
  Preferred stock, $1 par value-
    1,000,000 shares authorized;
      Issued - none                                -              -
  Common stock, $.25 par value-
    135,000,000 shares authorized;
      Issued - 56,946,544                     14,237         14,237
  Capital in excess of par value              23,665         23,710
  Retained earnings                          348,577        347,677
                                            --------       --------
                                             386,479        385,624
  Less cost of 7,428,613 shares
    of common stock held in
    treasury (6,666,690 in 1993)             (93,973)       (83,151)
                                            --------       --------
  Total stockholders' equity                 292,506        302,473
                                            --------       --------

  Total liabilities and
    stockholders' equity                    $396,620       $412,449
                                            ========       ========




                  The accompanying notes are an integral part
                   of the consolidated financial statements

                       CONSOLIDATED STATEMENTS OF INCOME

  (in thousands,                          Years Ended
                               -------------------------------
  except for per share data)       1994       1993       1992
  --------------------------   ---------  ---------  ---------
  Net sales                     $523,877   $582,868   $585,926

  Cost of sales                  326,643    339,523    331,054

  Selling and administrative
    expenses                     165,350    142,739    138,606

  Nonrecurring charges                 -      7,200     18,319
                                --------   --------   --------

  Operating income                31,884     93,406     97,947

  Investment income                3,074      3,126      2,896

  Interest expense                  (538)      (445)      (482)

  Other income (expense), net     (1,878)     1,878       (136)
                                --------   --------   --------
  Income before income taxes
    and cumulative effect of
    change in accounting
    principle                     32,542     97,965    100,225

  Provision for income taxes      12,744     37,640     38,719
                                --------   --------   --------
  Income before cumulative
    effect of change in
    accounting principle          19,798     60,325     61,506

  Cumulative effect of change
    in accounting principle            -     (2,034)         -
                                --------   --------   --------

  Net income                    $ 19,798   $ 58,291   $ 61,506
                                ========   ========   ========
  Per share of common stock:
    Income before cumulative
      effect of change in
      accounting principle          $.40      $1.19      $1.19
    Cumulative effect of
      change in accounting
      principle                        -       (.04)         -
                                --------   --------   --------

    Net income                      $.40      $1.15      $1.19
                                    ====      =====      =====
  Average common shares and
    common equivalents
    outstanding                   49,904     50,811     51,556
                                ========   ========   ========

                 The accompanying notes are an integral part
                   of the consolidated financial statements.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      Years Ended
                                           --------------------------------
(in thousands)                                 1994       1993        1992
- ---------------------------------------------------------------------------
CASH WAS PROVIDED FROM (USED FOR)
OPERATIONS:
  Net income                               $ 19,798   $ 58,291    $ 61,506
  Adjustments to reconcile to
    net cash provided from
    operations:
  Depreciation and amortization               8,486      6,264       5,362
  Deferred income taxes                      (4,825)     1,136     (10,904)
  Equity in earnings of affiliate            (1,226)    (1,043)     (1,809)
  Loss (gain) related to long-term
    investments                                (516)    (3,004)        140
  Loss on disposal of property and
    equipment                                 1,981        149         676
  Cumulative effect of change in
    accounting principle                          -      2,034           -
  Changes in:
    Accounts and notes receivable            11,781      8,401      (7,408)
    Inventories                             (20,895)    (1,907)    (13,965)
    Prepaid expenses                           (618)      (411)       (805)
    Long-term notes receivable                  157        (16)        585
    Accounts payable, income taxes,
      accrued expenses and other
      current liabilities                    (5,756)    (2,561)     22,793
                                           --------   --------    --------
    Net cash provided from operations         8,367     67,333      56,171
                                           --------   --------    --------

INVESTMENTS:
  Short-term investments                     35,111    (22,467)    (30,798)
  Additions to property and equipment        (8,522)   (33,938)     (3,742)
  Proceeds from sales of property and
    equipment                                     6        154         195
  Distributions and dividends from
    long-term investments                     2,700      3,255       1,376
  Acquisitions of trademarks                      -       (276)     (1,021)
  Increase in other assets                      (14)    (1,615)     (9,326)
                                           --------   --------    --------
    Net cash provided from (used for)
      investments                            29,281    (54,887)    (43,316)
                                           --------   --------    --------

FINANCING:
  Long-term debt payments                      (833)      (833)       (833)
  Proceeds from sale of stock under
    stock plans                                  12      2,492          88
  Tax benefit in connection with stock
    plans                                       276        284       2,874
  Repurchase of common stock                (11,482)   (13,415)    (20,524)
  Cash dividends paid                       (18,971)   (17,237)    (15,405)
                                           --------   --------    --------
    Net cash used for financing             (30,998)   (28,709)    (33,800)
                                           --------   --------    --------

NET INCREASE(DECREASE) IN CASH AND
  CASH EQUIVALENTS                            6,650    (16,263)    (20,945)
  Cash and cash equivalents at beginning
    of year                                  38,763     55,026      75,971
                                           --------   --------    --------
  Cash and cash equivalents at end
    of year                                $ 45,413   $ 38,763    $ 55,026
                                           ========   ========    ========

                 The accompanying notes are an integral part
                   of the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CHANGES
                            IN STOCKHOLDERS' EQUITY


                                               Capital
(in thousands,                     Common    in Excess of    Retained   Treasury
except for share data)              Stock      Par Value     Earnings    Stock
- --------------------------------------------------------------------------------
Balance, November 29, 1991         $14,237       $22,129     $261,438  $(57,377)
Net income                                                     61,506
Issuance of 407,172 common shares
  under executive stock plans                     (1,484)                 4,608
Tax benefit in connection with
  stock plans                                      2,874
Repurchase of 979,900 shares
  of common stock                                                       (20,524)
Cash dividends on common stock,
  $.31 per share                                              (15,872)
                                   -------       -------      -------  ---------

Balance, November 27, 1992          14,237        23,519      307,072   (73,293)
Net income                                                     58,291
Issuance of 104,007 common shares
  under executive stock plans                       (280)                 1,273
Issuance of 183,145 common shares
  under employee stock plan                          187                  2,284
Tax benefit in connection with
  stock plans                                        284
Repurchase of 915,200 shares of
  common stock                                                          (13,415)
Cash dividends on common stock,
  $.35 per share                                              (17,686)
                                   -------       -------      -------  ---------

Balance, December 3, 1993           14,237        23,710      347,677   (83,151)
Net income                                                     19,798
Issuance of 52,477 common shares
  under executive stock plans                       (321)                   660
  Tax benefit in connection with
  stock plans                                        276
Repurchase of 814,400 shares of
  common stock                                                          (11,482)

Cash dividends on common stock,
  $.38 per share                                              (18,898)
                                   -------       -------      -------  ---------
Balance, December 2, 1994          $14,237       $23,665     $348,577  $(93,973)
                                   =======       =======     ========  =========

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation-The consolidated financial statements of The Stride Rite Corporation include the accounts of the Company and all its wholly-owned subsidiaries. Intercompany transactions between the Company and its consolidated subsidiaries have been eliminated. The Company's investment in an unconsolidated, 49.5% owned affiliate is accounted for in the consolidated financial statements using the equity method of accounting.
  Under this method, the Company's share of the affiliate's income or loss is included in the consolidated statement of income. Earnings related to transactions between the affiliate and the Company's consolidated subsidiaries are deferred until merchandise is resold by those subsidiaries.

  Certain reclassifications have been made to prior years' consolidated financial statements to conform to the fiscal 1994 presentation.

  Fiscal Year-The Company's fiscal year ends on the Friday closest to November 30 in each year. As a result, fiscal 1994 and 1992 comprised 52 weeks, while the 1993 fiscal year included 53 weeks. Fiscal years 1994, 1993 and 1992 ended on December 2, 1994, December 3, 1993 and November 27, 1992, respectively.

  Cash Equivalents and Short-term Investments-Cash equivalents represent highly liquid investments, including repurchase agreements, with a maturity of three months or less at the time of purchase. Due to the short-term nature of repurchase agreements, the Company does not take possession of the securities, which are instead held in the Company's safekeeping account by the bank. For these investments, the value of the collateral is at least equal to the amount of the repurchase agreements. Short-term investments, representing commercial paper with a high investment grade, bank certificates of deposit and tax-exempt debt instruments with a maturity of between three months and one year, are stated at cost, which approximates market value.

  Financial Instruments-Financial instruments consist principally of cash, short-term investments, trade receivables and payables and long-term debt. The Company places its investments in highly rated financial institutions and investment grade short-term financial instruments, which limits the amount of credit exposure. The Company sells footwear to numerous retailers. Historically, the Company has not experienced significant losses related to investments or trade receivables. The Company's exposure to foreign exchange risk is limited through dollar denominated transactions. The Company does not enter into derivative financial instruments such as futures, forward or option contracts. The Company calculates the fair value of all financial instruments and includes this additional information in the consolidated financial statements when the fair value is different than book value. The Company uses quoted market prices, when available, to calculate these fair values.

  Inventory Valuation-Inventories are stated at the lower of cost or market. The cost of substantially all inventories is determined on the last-in, first-out
  (LIFO) basis.

  Property and Equipment-Property and equipment are stated at cost. Depreciation, which is calculated primarily on the straight-line method, is provided by periodic charges to expense over the estimated useful lives of the assets. Leaseholds and leasehold improvements are amortized over the terms of the related leases or their estimated useful lives, whichever is shorter, using the straight-line method.

  Goodwill and Trademarks-Goodwill represents the excess of the amount paid over the fair value of net assets acquired. Trademark rights are stated at acquisition cost. These assets are being amortized on a straight-line basis primarily over a 25-year period. The carrying value of these intangible assets is periodically reviewed by the Company and, if necessary, impairments of values are recognized.

  Income Taxes-Deferred income taxes are provided for timing differences between financial and taxable income. Deferred taxes are also provided on undistributed earnings of subsidiaries and affiliates located outside the United States at rates expected to be applicable at the time of repatriation.

  Accounting Change - During fiscal 1993, the Company adopted, effective November 28, 1992, Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". The cumulative effect of adopting this Statement was to decrease 1993's net income by $2,034,000 or $.04 per share. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109.

  Net Income Per Common Share-Net income per common share is computed by dividing net income by the average number of common shares and common equivalents outstanding during the year.

  Industry Segment Information-The Company operates primarily within the footwear industry; therefore, no segment information is required.

  2.  NONRECURRING CHARGES

  On September 27, 1993, the Company announced that its wholly-owned subsidiary, The Keds Corporation, reached settlement agreements with the Attorneys General of all fifty states, the Corporation Counsel of The District of Columbia and The Federal Trade Commission concerning their investigations of Keds' suggested retail pricing policy. Under the settlement, Keds resolved this complicated legal issue expeditiously by agreeing to contribute $5,700,000 to five charitable organizations nationwide and to pay $1,500,000 in notice and other administration expenses. Keds' suggested retail pricing policy, which the Company believes was entirely lawful, covered six of its women's shoes, including the leather and canvas Champion(R) Oxford styles. The full cost of the settlement, $4,274,000 net of income taxes or $.08 per share, was included in the 1993 consolidated statement of income.

  The Company's operating results for the fiscal year ended November 27, 1992 included the accrual of $18,319,000 in pre-tax nonrecurring charges. These charges were primarily related to the Company's decision to consolidate and relocate its two Massachusetts distribution centers to a new facility in Louisville, Kentucky. The nonrecurring charges included the estimated costs of severance, relocation, training and other expenses associated with the move to the new facility, as well as estimated losses on the disposal of property and equipment. The Company completed construction of the new facility in December 1993 and began shipping Keds products from the new distribution center in January 1994 after closing its New Bedford, Massachusetts warehouse. The Company has delayed the closing of its Boston, Massachusetts facility, which distributes Stride Rite and Sperry Top-Sider products, as a result of start-up difficulties experienced during fiscal 1994 at the Kentucky facility. The Company's results of operations for the year ended December 2, 1994 include charges of $6,811,000 related to unanticipated relocation and start-up expenses.

  3.  INVENTORIES

  The cost of inventories at December 2, 1994 and December 3, 1993, was determined primarily on a last-in, first-out (LIFO) basis. A summary of inventory values is as follows:


  (in thousands)                     1994                    1993
  ---------------------------------------------------------------
  Finished goods                 $148,056                $127,925
  Work in process                   2,416                   1,670
  Raw materials                     3,148                   3,130
                                 --------                --------
                                 $153,620                $132,725
                                 ========                ========

  During 1994, the LIFO reserve decreased by $1,539,000 to $21,389,000 at December 2, 1994. If all inventories had been valued on a FIFO basis, net income would have been lower by $906,000 ($.02 per share) in 1994. During 1993 and 1992, the LIFO reserve decreased by $183,000 and $4,636,000, respectively. If all inventories had been valued on a FIFO basis, net income would have been lower in both years - $108,000 (less than $.01 per share) in 1993 and $2,770,000 ($.05 per share) in 1992.

  During 1993 and 1992, reductions in certain inventory quantities resulted in the sale of products carried at costs prevailing in prior years which were different than current costs. As a result of these inventory reductions, net income was decreased in 1993 by $444,000 ($.01 per share) and was increased in 1992 by $1,304,000 ($.03 per share).

  4.  PROPERTY AND EQUIPMENT

  The components of property and equipment at December 2, 1994 and December 3, 1993 are as follows:

(in thousands)                            1994           1993
- ---------------------------------------------------------------
  Land and improvements                  $ 3,267        $ 3,267
  Buildings and improvements              15,164         15,094

  Machinery, equipment and
    fixtures                              42,880         40,906
  Leaseholds and leasehold
    improvements                          11,536         12,494
                                         -------        -------
                                          72,847         71,761
  Less accumulated depreciation
    and amortization                     (24,580)       (24,024)
                                         -------        -------
                                         $48,267        $47,737
                                         =======        =======

  5.  OTHER ASSETS

  As of December 2, 1994 and De cember 3, 1993, other assets include $7,579,000 and $8,622,000, respectively, related to long-term investments. In 1986, the Company agreed to invest $5,0 00,000 in a limited partnership which is authorized to make investment s in assets and securities of all kinds. Cash distributions are made to the limited partners as investments are sold. In 1994 and 1993, the Company re cognized gains of $516,000 and $3,004,000, respectively, due to the sale of certain investments by the limited partnership and the recovery of previously recorded valuation reserves. The Company had reduced the carry ing value of this investment by $140,000 in 1992 because of declines in the market value of certain assets of the limited partnership. The Company's investment in this limited partnership, which is accounted for under the cost method, amounted to $1,334,000 at December 2, 1994 and $2,243,000 at December 3, 1993. The fair value of this investment as of September 30, 1994, the latest valuation as determined by the General Partner, totaled approximately $1,900,000.

       Long-term investments also includes the Company's affiliate in Thailand, which is accounted for under the equity method. During 1988 and 1989, the Company invested a total of $1,948,000 in a joint venture with a foreign manufacturer to construct and operate a footwear manufacturing facility in Thailand. The consolidated statements of income include income of $1,226,000 in 1994, $1,043,000 in 1993 and $1,809,000 in 1992, representing the Company's
  share of the joint venture's operating results in those years.   The joint
  venture paid cash dividends to shareholders of $1,275,000 in 1994 and $1,292,000 in 1992, which reduced the carrying value of the Company's investment. The Company's investment in the affiliate amounted to $5,709,000 at December 2, 1994 and $5,758,000 at December 3, 1993.

       Other assets also includes $6,676,000 at December 2, 1994 and $8,934,000 at December 3, 1993, related to goodwill, trademark rights and other intangible assets. These other assets are presented net of accumulated amortization of $7,398,000 at December 2, 1994 and $4,919,000 at December 3, 1993. In 1992, the Company entered into an agreement to acquire trademark registrations in certain countries and to terminate existing license arrangements relating to the use of the Keds(R) and PRO-Keds(R) trademarks outside the United States, Canada and Puerto Rico. As part of the agreement, the Company paid $10 million and also entered into a new license agreement relating to the distribution of Keds(R) and PRO-Keds(R) products in certain countries in the Caribbean and Central and South America. The trademark rights acquired in the transaction ($874,000) are being amortized over a 25-year period. The other intangible assets associated with this agreement ($9,126,000) are being amortized over a four-year period, the remaining term of the terminated license agreements.

  6.  DEBT

  The Company utilizes short-term bank loans to finance seasonal working capital requirements. Banks have extended lines of credit to the Company amounting to $80 million, of which $10 million is formally committed by agreement. Compensation for these lines is paid with fees, which are computed on the committed amount. During fiscal 1994, 1993 and 1992, borrowings under these lines averaged $1,402,000, $17,000 and $741,000, respectively, with a maximum amount outstanding of $17,400,000 in 1994, $4,300,000 in 1993 and $8,200,000
  in 1992. The weighted average interest rate paid on these borrowings during the year was 4.6% in 1994, 3.6% in

  1993 and 4.6% in 1992. No short-term borrowings were outstanding on December 2, 1994 or December 3, 1993.

      Long-term debt at December 2, 1994 and December 3, 1993 ($1,667,000 and $2,500,000, respectively) represents loans due to several institutional lenders in connection with the Company's 8.45% Senior Notes. The Senior Notes require mandatory prepayments amounting to $833,000 per year. An agreement signed in connection with the loan requires that certain levels of working capital be maintained, restricts the amount of other borrowings and lease obligations and limits dividend payments and treasury stock purchases. Such dividend payments and treasury stock purchases may not reduce stockholders' equity below $33,537,000. Amounts due on long-term debt in future years are $833,000 annually for fiscal 1996 and 1997.

      Interest payments amounted to $354,000, $373,000 and $477,000 in fiscal 1994, 1993 and 1992, respectively.

  7.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

  Accrued expenses and other current liabilities at December 2, 1994 and December 3, 1993 consist of the following:

  (in thousands)                              1994     1993
  ---------------------------------------------------------
  Salaries, wages and
   commissions                             $12,283  $ 9,867
  Nonrecurring charges                       7,416   15,276
  Insurance                                  1,167    1,564
  Dividends                                  4,704    4,776
  Other liabilities                          8,148    5,959
                                           -------  -------
                                           $33,718  $37,442
                                           =======  =======

  8.  LEASES

  The Company leases office space and retail store space, certain factory space and equipment. A portion of the retail store space is sublet. Some of the leases have provisions for additional rentals based on increased property taxes and the leases for retail store space generally require additional rentals based on sales volume in excess of certain levels. Manufacturing equipment leases generally require additional rentals based on usage. Some leases have renewal options.

       Rent expense for operating leases for the three years in the period ended December 2, 1994 was as follows:


  (in thousands)                   1994      1993      1992
  ---------------------------------------------------------
  Base rent                     $14,230   $14,383   $14,658
  Additional rent                 1,537     1,387     1,257
  Less rental from subleases     (2,488)   (2,960)   (3,162)
                                -------   -------   -------
                                $13,279   $12,810   $12,753
                                =======   =======   =======

      The future minimum rental payments for all non-cancellable operating leases and the amounts due from tenants on related subleases at December 2, 1994 are as follows:


  1995                                       $10,542
  1996                                         9,499
  1997                                         8,719
  1998                                         7,496
  1999                                         6,212
  Later years                                 27,595
                                             -------
  Total minimum rental payments               70,063
  Less rental due from subleases              (7,394)
                                             -------
                                             $62,669
                                              ======



  The above amounts include future minimum rental payments associated with a lease signed by the Company on December 22, 1994 for office space related to its corporate headquarters. The ten-year lease commences on August 31, 1996, but allows for earlier occupancy depending on the completion by the lessor of renovations currently in process.

  9.  BENEFIT PLANS

  The Company has two non-contributory defined benefit pension plans covering eligible employees. Pension costs are determined actuarially and are funded to the extent that deductions are allowable under the United States Internal Revenue Code. Salaried, management, sales and non-production hourly employees accrue pension benefits based on the employee's service and compensation. Production employees accrue pension benefits at a fixed unit rate based on service. As a result of the distribution center consolidation and relocation, the Company merged two of its pension plans into a third plan as of December 31, 1993. Net assets of these plans are sufficient to fund the related projected benefit obligations.

       Pension expense, including amortization of prior service costs over the remaining service periods of employees and the remaining lives of vested and retired employees, consists of the following:

  (in thousands)                     1994            1993            1992
  ------------------------------------------------------------------------
  Service cost-benefit
    earned during the
    period                        $ 1,423         $ 1,151         $ 1,107
  Interest cost on
    benefit obligations             2,143           2,036           1,867
  Actual return on plan
    assets                         (1,127)         (3,369)         (5,516)
  Amortization and
    deferral, net                  (1,659)            505           3,191
                                  -------         -------         -------
                                  $   780         $   323         $   649
                                  =======         =======         =======

      The prepaid pension cost in the Company's consolidated balance sheets at December 2, 1994 and December 3, 1993 includes the following:

  (in thousands)                     1994                  1993
  -------------------------------------------------------------
  Fair market value of
    plan assets                   $30,088               $30,686
  Projected benefit
    obligations                    26,933                28,078
                                  -------               -------
  Excess assets                     3,155                 2,608
  Unrecognized prior service
    cost                              420                   504
  Unrecognized net gain            (1,590)                 (167)
  Unrecognized net asset           (1,728)               (2,029)
                                  -------               -------
                                  $   257               $   916
                                  =======               =======

      At December 2, 1994, the accumulated benefit obligation, which represents the actuarial present value of the Company's pension obligation if the plans were to be discontinued, totaled $23,751,000, including a vested benefit obligation of $22,596,000. The accumulated benefit obligation at December 3, 1993 was $24,134,000, including a vested benefit obligation of $23,216,000. Discount rates of 8.5% in 1994 and 7.5% in 1993 and an annual compensation increase at the rate of 5% in 1994 and 4% in 1993 were assumed to determine these liabilities.

       During fiscal 1994 and 1993, approximately 65% of the plan assets were invested in equity investments with the remaining 35% in fixed income securities. The expected long-term rate of return, net of related expenses, on plan assets is 9% for both 1994 and 1993.

        The Stride Rite Corporation Employee Savings and Investment Plan, as amended, enables eligible employees to defer a portion of their salary to be held by the Trustees of the Plan. The Company makes an additional contribution to the Plan equal to a maximum of 25% of the first 6% of savings by each participant. During fiscal 1994, 1993 and 1992, this contribution amounted to $607,000, $471,000 and $437,000, respectively.

  10.  STOCK PURCHASE AND OPTION PLANS

  An Employee Stock Purchase Plan, as amended, permits eligible employees to elect to subscribe for an aggregate of 5,640,000 shares of common stock of the Company. Under the Plan, participating employees may authorize the Company to withhold either 2.5% or 5% of their earnings for a one-or two-year payment period for the purchase of shares. At the conclusion of the period, employees may purchase shares at the lesser of 85% of the market value of the Company's common stock on either their entry date into the Plan or ten days prior to the end of the payment period. The Board of Directors may set a minimum price for the stock.

      For the payment period which ended in fiscal 1993, 183,145 shares were issued under the plan for an aggregate amount of $2,471,000. Funds are currently being withheld from 691 participating employees during a payment period ending October 31, 1995. As of December 2, 1994, $1,415,000 has been withheld from employees' earnings and, if all participating employees had been allowed to exercise their stock purchase rights, approximately 141,642 shares could have been purchased at a price of $9.99 per share. At December

  2, 1994, a total of 4,792,281 shares had been purchased under the Plan and 847,719 shares are available for purchase by participating employees.

      Under the 1975 Executive Incentive Stock Purchase Plan, as amended, rights to purchase up to an aggregate of 5,600,000 shares of the Company's common stock may be granted from time to time to officers and other key employees of the Company at a price determined by the Board of Directors. This price may not be less than the current par value of the Company's common stock, which is $.25 per share. In fiscal 1994, 98 employees were eligible to participate in the Plan and 91 employees held outstanding rights under the Plan.

      For most options granted under the Plan, rights to purchase shares may be exercised at any time within ten years of the grant date, cannot be transferred and must be paid for in full at the time of exercise. Shares issued under the Plan may be subject to restrictions. Restricted shares may not be sold, pledged or otherwise transferred and generally must be resold to the Company upon termination of employment. Restrictions on transfer of shares and the obligation to resell shares to the Company generally will lapse at the rate of one-third of the granted shares at the third, fourth and fifth anniversaries of the date of grant. The Company charges to compensation expense over a five-year period the difference between the fair market value at the date of grant and the purchase price.

       It is expected that this Plan, which expires on December 31, 1995, will be terminated early and will be replaced by The Stride Rite Corporation 1995 Long-Term Growth Incentive Plan, subject to shareholder approval in April, 1995. Under the new incentive Plan, options to purchase and stock awards of up to an aggregate of 2,400,000 shares of the Company's common stock may be granted to officers and other key employees. The option price of the shares may not be less than the fair market value of the Company's common stock at the date of grant. Options under the Plan will generally vest over a three-year period and the rights to purchase common shares expire ten years following the date of grant. Stock awards, which are limited to 200,000 shares in the new Plan, vest over a five-year period in a manner similar to the 1975 Plan.

      Prior to fiscal 1994, the purchase price for all rights granted under the 1975 Plan was at par value as of the date of grant. Options granted in fiscal 1994 contain purchase prices ranging from $.25 to $15.88. The activity in stock rights for the three years in the period ended December 2, 1994 was as follows:

                                     1994           1993           1992
  ------------------------------------------------------------------------
  Outstanding at beginning
    of year                         408,323        537,238        789,034
  Granted                           545,150        157,015        138,230
  Cancelled                        (108,206)      (200,051)       (39,484)
  Exercised                         (45,271)       (85,879)      (350,542)
                                   --------       --------       --------
  Outstanding at end of year        799,996        408,323        537,238
                                   ========       ========       ========

       The purchase price for all options exercised during the three years ended December 2, 1994 was $.25 per share. Options to purchase 579,996 and 408,323 shares were exercisable as of December 2, 1994 and December 3, 1993, respectively. At December 2, 1994, options to purchase a total of 4,254,402 shares had been granted under the 1975 Plan and rights to purchase an additional 1,345,598 shares (1,782,542 shares at December 3, 1993) could be granted.

      Under the Company's Key Executive Long-Term Incentive Plan, income goals are established for three-year cycles and a certain number of performance shares, which are equivalent in value to the Company's common stock, are granted to each participant. Payments under the Plan are based on the income achieved by the Company in relation to the goals established for each cycle. Payments are made in cash, Company common stock or a combination of both at the discretion of the Compensation Committee of the Board of Directors. The Company charges to compensation expense the costs associated with the Plan. The Company issued 3,706 shares to two individuals in 1994, 16,878 shares to eight individuals in 1993 and 55,830 shares to nine individuals in 1992 as a result of performance against the goals for the cycles which ended in 1993, 1992 and 1991. No payments will be made with respect to performance against the goal established for the cycle which ended in 1994. It is expected that this plan will also be terminated and replaced, pending shareholder approval, by the 1995 Long-Term Growth Incentive Plan described above.

       Under the 1994 Non-employee Director Stock Ownership Plan, awards of common stock and options to purchase common stock up to an aggregate of 100,000 shares may be granted to any director who is not an employee of the Company. Options to purchase common stock are granted at a price equal to the closing price of the Company's common stock on the date the option is granted. Each non-employee director is granted an option to purchase 5,000 shares of common stock upon their appointment or election to the Board and an annual award of 500 shares of common stock. Options have a term of ten years and are non-transferable. Under the Plan, options become exercisable over a three-year period and must be paid for in full at the time of exercise. During fiscal 1994, 3,500 shares of common stock were awarded and options to purchase 35,000 shares of common stock at $12.88 per share were granted to seven non-employee directors. No options were exercised during the year. At December 2, 1994, options to purchase 23,200 shares were exercisable and stock awards or options aggregating an additional 61,500 shares could be granted under the Plan.

  11.  PREFERRED STOCK PURCHASE RIGHTS

  In 1987, the Company's Board of Directors adopted a Stockholder Rights Plan and declared a dividend under the Plan at the rate of one preferred stock purchase right for each share of outstanding common stock. Effective with the stock splits in December 1991, July 1989 and December 1987, one-eighth of one preferred stock purchase right attaches to each share of common stock. The rights may be exercised (in whole units only), or transferred apart from the common stock, beginning 10 days after a person or group acquires 20% or more of the Company's outstanding common stock or 10 business days after a person or group announces a tender offer that would result in the person or group owning at least 30% of the Company's common stock. In 1989, the Plan was amended to allow the exercise of rights immediately after an "adverse person" has become the beneficial owner of at least 10% of the shares of common stock then outstanding and a determination is made by the continuing directors and outside directors that such ownership is intended to cause the Company to repurchase the shares or to cause a material adverse impact on the business or prospects of the Company.

      Subject to possible extension, the rights may be redeemed by the Company at $.05 per whole right at any time until 10 days after 20% or more of the Company's common stock is acquired by a person or group. Once exercisable, unless redeemed, one whole right entitles the holder to purchase 1/100 of a share of Series A Junior Participating Preferred Stock for $132 per share, subject to adjustment. If the continuing directors and the outside directors determine that a person is an "adverse person," or at any time after the rights become exercisable the Company is the surviving corporation in a merger with a person or group owning 20% or more of the Company's common stock, or a person or group acquires at least 30% of the Company's common stock (with one exception), or a person or group owning 20% or more of the Company's common stock engages in certain "self-dealing" transactions, or an event occurs which increases by more than 1% the ownership of a person or group already owning at least 20% of the Company's common stock, then each whole right (except those owned by an "adverse person" or a person or group owning at least 20% of the Company's common stock) will entitle the holder to receive, upon exercise, shares of the Company's common stock (or in certain circumstances cash, property or other securities of the Company) having a value equal to $264, subject to adjustment. Alternatively, if, after the rights become exercisable, the Company is acquired in a certain merger or other business combination transaction and is not the surviving entity, or 50% or more of the Company's assets or earning power is sold or transferred, then each whole right will entitle the holder to receive, upon exercise, common stock in the acquiring company having a value equal to $264, subject to adjustment.

      The rights, which have no voting power, expire on July 17, 1997. Preferred stock purchase rights outstanding at December 2, 1994, December 3, 1993 and November 27, 1992 totaled 6,189,741, 6,284,982 and 6,363,488, respectively.

  12.  LITIGATION

  The Company is a party to various litigation arising in the normal course of business. Having considered facts which have been ascertained and opinions of counsel handling these matters, management does not believe the ultimate resolution of such litigation will have a material adverse effect on the Company's financial position or results of operation.

  13.  INCOME TAXES

  The provision for income taxes, which in 1994 and 1993 is computed under SFAS No. 109, consists of the following for the three years in the period ended December 2, 1994:

  (in thousands)               1994     1993      1992
  ----------------------------------------------------
  Current:
    Federal                $12,094   $28,792  $ 38,928
    State                    5,211     7,712    10,695
                           -------   -------  --------
                            17,305    36,504    49,623
                           -------   -------  --------
  Deferred:
    Federal                 (3,711)      236    (8,376)
    State                     (850)      900    (2,528)
                           -------   -------  --------
                            (4,561)    1,136   (10,904)
                           -------   -------  --------

                           $12,744   $37,640  $ 38,719
                           =======   =======  ========

     With the adoption of SFAS No. 109, net deferred tax assets of $23,459,000 as included on the Company's consolidated balance sheet at November 27, 1992 were reduced by $2,034,000, the cumulative effect of the change in accounting principle. Net deferred tax assets as of December 2, 1994 and December 3, 1993, have the following significant components:

  (in thousands)                                       1994     1993
  ------------------------------------------------------------------
  Deferred tax assets:
    Inventory valuation reserves                    $ 7,447  $ 3,583
    Distribution center relocation cost accrual       3,844    4,520
    Accounts receivable allowances                    4,004    2,281
    Compensation accruals                             2,272    2,121
    Other accounting reserves and accruals           15,679   14,789
                                                    -------  -------

                                                     33,246   27,294
                                                    -------  -------

  Deferred tax liabilities:
    Undistributed earnings of foreign affiliates      1,730    1,711
    Depreciation and amortization                     4,825    2,632
    Other items                                       1,577    2,662
                                                    -------  -------

                                                      8,132    7,005
                                                    -------  -------

  Net deferred tax assets                           $25,114  $20,289
                                                    =======  =======

      A valuation allowance has not been assigned to the deferred tax assets since the Company expects to fully realize the benefits of such tax assets. The deferred provision for income taxes in 1992 included a tax benefit of $7,232,000 related to the nonrecurring charges described in Note 2.

      The effective income tax rate differs from the statutory federal income tax rate as follows:

                                          1994            1993            1992
  ----------------------------------------------------------------------------
  Statutory federal tax rate             35.0%           34.9%           34.0%
  State income taxes, net of
    federal income tax benefit            8.7             5.7             5.4
  Tax benefit from manufacturing
    operations in Puerto Rico            (1.1)           (0.3)           (0.1)
  Tax benefit related to company-
   owned life insurance program          (4.3)           (0.6)             -
  Other                                   0.9            (1.3)           (0.7)
                                         -----           -----           -----
  Effective income tax rate              39.2%           38.4%           38.6%
                                         =====           =====           =====

  Payments of income taxes amounted to $22,115,000, $40,224,000 and $39,265,000 in 1994, 1993 and 1992, respectively.

  14.  SUBSEQUENT EVENT

  On January 11, 1995, the Company, through its newly formed subsidiary, Boston Footwear Group, Inc., purchased for $5.3 million certain assets, including inventory, tradenames, patents and other intangible assets, associated with the University Brands division of Genesco, Inc. University Brands sold children's footwear under the Toddler University(R), Kids University(R) and Street Hot(R) brands.

15. QUARTERLY DATA (UNAUDITED)

The following table provides quarterly data for the fiscal years ended December 2, 1994 and December 3, 1993.

(in thousands, except
for per share data)             First     Second     Third    Fourth
- -----------------------------------------------------------------------
1994

Net sales                    $122,058   $161,720  $154,962  $ 85,137
 Gross profit                  45,137     60,601    57,222    34,274
Net income (loss)               4,849      7,680     8,506    (1,237)
Per common share:
  Net income (loss)               .10        .15       .17      (.02)
  Dividends                      .095       .095      .095      .095
- -----------------------------------------------------------------------
1993

Net sales                    $140,792   $164,524  $166,460  $111,092
Gross profit                   59,351     70,388    67,647    45,959
Income before change in
  accounting principle         15,181     19,356    18,370     7,418
Cumulative effect of
  change in accounting
  principle                    (2,034)         -         -         -
Net income                     13,147     19,356    18,370     7,418
Per common share:
  Income before change in
    accounting principle          .30        .38       .36       .15
  Cumulative effect of
    change in accounting
    principle                    (.04)         -         -         -
  Net income                      .26        .38       .36       .15
  Dividends                      .085       .085      .085      .095


     In the third quarter of 1993, net income included a nonrecurring charge of $7,200,000 ($4,274,000 after tax or $.08 per share) related to the settlement of an investigation into Keds' suggested retail selling price policy.

                 MANAGEMENT'S REPORT ON FINANCIAL INFORMATION

  Management of The Stride Rite Corporation is responsible for the preparation and integrity of the financial information included in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles. Where required, the financial statements reflect our best estimates and judgments.

       It is the Company's policy to maintain a control-conscious environment through an effective system of internal accounting controls supported by formal policies and procedures communicated throughout the Company. These controls are adequate to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and to produce the records necessary for the preparation of financial information. There are limits inherent in all systems of internal control based on the recognition that the costs of such systems should be related to the benefits to be derived. We believe the Company's systems provide this appropriate balance.

       The control environment is complemented by the Company's internal auditors who perform audits and evaluate the adequacy of and the adherence to these controls, policies and procedures. In addition, the Company's independent public accountants have developed an understanding of our accounting and financial controls and have conducted such tests as they consider necessary to support their report below.

       The Board of Directors pursues its oversight role for the financial statements through the Audit Committee, which consists solely of outside directors. The Audit Committee meets regularly with management, the corporate internal auditors and Coopers & Lybrand L.L.P. to review management's process of implementation and administration of internal accounting controls, and auditing and financial reporting matters. The independent and internal auditors have unrestricted access to the Audit Committee.

       The Company maintains high standards in selecting, training and developing personnel to help ensure that management's objectives of maintaining strong, effective internal controls and unbiased, uniform reporting standards are attained. We believe it is essential for the Company to conduct its business affairs in accordance with the highest ethical standards as expressed in The Stride Rite Corporation's Code of Ethics.

 /s/ Robert C. Siegel    /s/ Stephen R. DuMont        /s/ John M. Kelliher

 Robert C. Siegel        Stephen R. DuMont            John M. Kelliher,
 Chairman of the Board   Executive Vice President     Vice President, Finance,
 of Directors, President                              Treasurer and Controller
 and Chief Executive
 Officer

 REPORT OF INDEPENDENT ACCOUNTANTS


 To the Stockholders and Directors
 The Stride Rite Corporation:

 We have audited the accompanying consolidated balance sheets of The Stride Rite Corporation as of December 2, 1994 and December 3, 1993, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 2, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Stride Rite Corporation as of December 2, 1994 and December 3, 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 2, 1994, in conformity with generally accepted accounting principles.



                                                  /s/ Coopers & Lybrand L.L.P.
 Boston, Massachusetts                                Coopers & Lybrand L.L.P.
 January 19, 1995

                               ABOUT STRIDE RITE

 The Stride Rite Corporation is the leading marketer of high quality children's footwear in the United States and is a major marketer of athletic and casual footwear for children and adults.

     The Company markets children's footwear under the trademarks STRIDE RITE(R), KEDS(R) and TODDLER UNIVERSITY(R). Boating shoes and outdoor recreational and casual footwear are marketed under the Company's SPERRY TOP-SIDER(R) trademark. Additionally, casual and athletic footwear is marketed under the Company's KEDS(R), PRO-KEDS(R) and GRASSHOPPERS(R) trademarks. The Company manufactures products in its own facilities in the United States and imports products from abroad.

     The Company sells its products nationwide to independent retail shoe stores, department stores, sporting goods stores, and marinas. The Company also sells its products internationally through independent distributors and directly to retailers in certain countries where subsidiary operations have been established.

     The Company also markets its products directly to consumers by selling children's footwear through 136 of its own Stride Rite(R) Bootery stores, its initial Great Feet(TM) concept store and 103 leased departments within leading department stores. Products of the Company's brands are also sold directly to consumers in 11 manufacturers' outlet stores and one Keds(R) retail concept store.

 BOARD OF DIRECTORS

 Robert C. Siegel
 Chairman of the Board of Directors,
 President and Chief Executive Officer

 Donald R. Gant
 Limited Partner of The Goldman
 Sachs Group, L.P.

 Theodore Levitt
 Edward W. Carter Professor
 of Business Administration Emeritus
 Harvard Business School

 Margaret A. McKenna
 President, Lesley College

 Robert L. Seelert
 Private Investor and Former Chief
 Executive Officer of Kayser-Roth Corporation

 Myles J. Slosberg
 Attorney and Former Executive Vice
 President of the Company

 W. Paul Tippett, Jr.
 Principal, Ann Arbor Partners

 Jeanette S. Wagner
 President
 Estee Lauder International, Inc.

                            COMMITTEES OF THE BOARD


 AUDIT COMMITTEE                      INVESTMENT COMMITTEE
 Donald R. Gant                       Myles J. Slosberg
 Robert L. Seelert                    Robert L. Seelert
 Myles J. Slosberg                    Robert C. Siegel
 Jeanette S. Wagner


 COMPENSATION COMMITTEE               NOMINATING COMMITTEE
 Margaret A. McKenna                  Theodore Levitt
 Donald R. Gant                       Margaret A. McKenna
 Theodore Levitt                      W. Paul Tippett, Jr.
 W. Paul Tippett, Jr.                 Jeanette S. Wagner

       CORPORATE DATA

       EXECUTIVE OFFICERS

       Robert C. Siegel
       Chairman of the Board of Directors,
       President and Chief Executive Officer

       Stephen R. DuMont
       Executive Vice President

       Jonathan D. Caplan
       President, The Keds Corporation

       Karen K. Crider
       General Counsel, Secretary and Clerk

       Dennis Garro
       President, Corporate Retail Division

       John M. Kelliher
       Vice President, Finance,
       Treasurer and Controller

       John P. McMahon, Jr.
       Vice President, Human Resources

       Robert B. Moore, Jr.
       President, Sperry Top-Sider, Inc.

       C. Madison Riley III
       Vice President and General Manager,
       Boston Footwear Group, Inc.

       Gerrald B. Silverman
       President, Stride Rite International Corp.


       EXECUTIVE OFFICES
       Five Cambridge Center
       Cambridge, Massachusetts 02142
       (617) 491-8800

       MAJOR SUBSIDIARIES
       Boston Footwear Group, Inc.
       The Keds Corporation
       Sperry Top-Sider, Inc.
       Sperry Top-Sider Europe, S.A.R.L.
       Stride Rite Canada Limited
       Stride Rite Children's Group, Inc.
       Stride Rite International Corp.
       Stride Rite Sourcing International, Inc.

       AUDITORS
       Coopers & Lybrand L.L.P.
       Boston, Massachusetts


       STOCK LISTING
       The Stride Rite Corporation's common stock is listed on the New York Stock Exchange and is identified by the symbol SRR.

       ANNUAL MEETING
       The 1995 Annual Meeting of Stockholders
       of The Stride Rite Corporation is scheduled to be held on Wednesday, April 12, 1995 at 10:00 A.M. in the auditorium of the First National Bank of Boston, 100 Federal
       Street, Boston, Massachusetts.

       TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
       Communication concerning transfer requirements, address changes, dividend reinvestment plan enrollment, and lost certificates should be addressed to:

         The First National Bank of Boston
         Shareholder Services Department
         Investor Relations Unit  45-02-09
         P.O. Box 644
         Boston, MA  02102-0644

       The telephone number is (617) 575-3170.

       AUTOMATIC DIVIDEND REINVESTMENT AND STOCK PURCHASE PLANS
       For shareholders' submission of enrollment cards, withdrawal and redemption requests and cash investments, contact:

         The First National Bank of Boston
         Shareholder Services Department
         Dividend Reinvestment Unit  45-01-06
         P.O. Box 1681
         Boston, MA  02105-1681

       FORM 10-K
       The Stride Rite Corporation's Annual Report on
       Form 10-K, filed with the Securities and Exchange
       Commission, is available without charge upon request and may be obtained by writing to Shareholder
       Relations at the Company's executive offices.


       COMMON STOCK PRICES

       Fiscal                    1994               1993
       Quarter              High      Low      High      Low
       -------------------------------------------------------------------
       1st                 19 1/8    15 1/4    23      19 1/4
       2nd                 18 1/4    12        21      15
       3rd                 15 7/8    12 1/8    17 3/8  13 1/2
       4th                 15 7/8    11 3/4    19      12 1/4

       Based on closing prices on the New York Stock Exchange -Composite Tape.