Form 10-K, Exhibit 13
period 1995-12-01
STRIDE RITE CORP
filed 1996-02-29
CIK 94887

THE STRIDE RITE CORPORATION
                           Exhibit 13

SELECTED FINANCIAL DATA

                       1991     1992     1993     1994     1995

OPERATING RESULTS(1)

Net sales            $574,379 $585,926 $582,868 $523,877 $496,432
Income (loss) before
  cumulative effect of
  change in accounting
  principle(2,3)       65,960   61,506   60,325   19,798  (8,430)
Net income (loss)     365,960   61,506   58,291   19,798  (8,430)
Common stock
  dividends            13,050   15,872   17,686   18,898  16,580
Per common share:
  Income (loss) before
    cumulative effect
    of change in
    accounting
    principle(2,3)       1.28     1.19     1.19      .40    (.17)
  Net income (loss)(3)   1.28     1.19     1.15      .40    (.17)
  Cash dividends          .255     .31      .35      .38     .335

FINANCIAL POSITION(1)

Working capital       217,665  241,310  243,249  236,628  204,785
Total assets          332,090  383,524  412,449  396,620  366,616

Long-term debt          4,167    3,333    2,500    1,667      833
Stockholders'
  equity              240,427  271,535  302,473  292,506  267,456
Book value per
  common share           4.67     5.33     6.02     5.91     5.40

STATISTICS(1)

Return on average
  equity(2,3)            31.3%    23.6%    20.2%     6.6%  (2.9)%
Return on sales(2,3)     11.5%    10.5%    10.0%     3.8%  (1.7)%
Common shares
  outstanding at
  end of year          51,481   50,908   50,280   49,518   49,531
Number of employees
  at end of year        3,600    3,100    3,600    3,700    3,600
Number of share-
  holders               2,900    4,100    4,800    5,100    5,000

1. Financial data is in thousands, except for per share information.

2. Amount in 1993 is before a charge of $2,034,000 ($.04 per share) representing the cumulative effect of an accounting change related to income taxes.
3. Includes nonrecurring charges of $16,573,000 ($9,972,000, net of income taxes, or $.20 per share) in 1995, $7,200,000 ($4,274,000, net of income taxes, or $.08 per share) in 1993 and $18,319,000 ($11,087,000, net of income taxes, or $.22 per share)
in 1992 as described in Note 2 to the consolidated financial statements.













































     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
OVERVIEW

     The table below and the paragraphs which follow summarize the Company's performance in the last three fiscal years:

                                            Percent Change
                                    1995 vs. 1994   1994 vs. 1993

Increase (decrease)
Net sales                               (5.2)%        (10.1)%
Gross profit                           (16.7)%        (18.9)%
Selling and administrative expenses     (0.7)%         15.8%
Operating income (loss)               (151.5)%        (65.9)%
Income (loss) before income taxes and
  change in accounting principle      (155.5)%        (66.8)%
Income (loss) before change in
  accounting principle                (142.6)%        (67.2)%
Net income (loss)                     (142.6)%        (66.0)%
Before nonrecurring charges:
  Operating income                     (99.5)%        (68.3)%
  Income before change in
    accounting principle               (92.2)%        (69.4)%

                                        Percent to Net Sales
                                      1995       1994      1993

Gross profit                          33.1%      37.6%     41.7%
Selling and administrative expenses   33.1%      31.5%     24.5%
Operating income (loss)               (3.3)%      6.1%     16.0%
Income (loss) before income taxes and
  change in accounting principle      (3.6)%      6.2%     16.8%
  Income (loss) before change in
  accounting principle                (1.7)%      3.8%     10.3%
Net income (loss)                     (1.7)%      3.8%     10.0%
Before nonrecurring charges:
  Operating income                      -         6.1%     17.3%
  Income before change in
    accounting principle               0.3%       3.8%     11.1%

NET SALES

     During fiscal 1995, net sales decreased $27.5 million or 5.2% from the sales level achieved in fiscal 1994. An 8.9% decline in revenues related to the Company's wholesale divisions was partially offset by higher retail sales. Unit shipments of current line merchandise decreased 8.3% in fiscal 1995 and selling price deflation reduced sales by approximately $11 million from the 1994 total.


     The sales decline at the Company's wholesale businesses in fiscal 1995 was primarily caused by the weak results of the Keds division, as revenues fell 15% from the sales level achieved in fiscal 1994. Keds product delivery performance in 1995 improved significantly from fiscal 1994 when start-up difficulties at the Company's new distribution center in Kentucky had interrupted customer service. However, the continued shift in women's fashions away from Keds' basic look and soft retail selling conditions during 1995 resulted in a 20% decrease in sales of Keds women's products. The lower sales in Keds' women's category was primarily caused by a 25% decrease in sales of the basic Keds Champion(R) silhouette. Keds' children's product sales also declined in 1995, down 14% from the total achieved in fiscal 1994. Sales of the Stride Rite Children's Group to independent dealers, family shoe stores and department stores decreased 6% in 1995 due to generally soft conditions at the retail level and the purchase, during the past two years, of 23 independent stores by the Company's Retail division. The Sperry Top-Sider division continued to make steady progress in fiscal 1995 as sales were up 10% from 1994. The leather boat shoe and casual footwear category showed a 4% sales increase in 1995, and the expanded salt-washed canvas product line posted a 42% increase from 1994. Sales of the Company's International division totaled $26.2 million in 1995, up $5.3 million or 26% from last year, with higher sales of Keds and Sperry products in the Far East, Canada and the Middle East contributing to the gain.

     In fiscal 1995, the Company's Retail division, which includes the Stride Rite children's booteries and leased departments, manufacturers' outlets and the initial stores of the Great Feet(TM) and Keds retail concepts, achieved a 17% sales increase as the impact of the new stores offset a 2.1% sales decline at comparable stores (stores open for a full year in each fiscal year). The Retail division operated an average of 267 stores during fiscal 1995, up 33% from the average of 201 stores operated during fiscal 1994. However, 65% of the increased average store count represented leased departments with lower than average sales volumes. The division ended the fiscal year with 254 stores, after closing 28 leased departments during the fourth quarter of 1995 which had not achieved minimum sales targets. The division expects to close or sell an additional 48 retail locations in the first half of fiscal 1996, in an effort to concentrate on more productive stores and to improve profitability.

     In fiscal 1994, consolidated net sales decreased $59 million or 10.1% from the total achieved in fiscal 1993. Sales of the Company's wholesale businesses decreased 12.9% in fiscal 1994 with the decline more than offsetting an 11.3% increase in retail sales. A 13.7% decrease in unit shipments of current line merchandise and selling price deflation of approximately $10 million contributed to the consolidated sales decrease


experienced in fiscal 1994. Approximately 62% of the retail sales increase in 1994 was due to new stores as the Retail division operated an average of 201 stores during 1994 compared to 177 stores in 1993. After adjusting for the 53rd week in fiscal 1993, sales at comparable stores were up 4.9% in 1994. Keds division revenues decreased 17% in fiscal 1994 as service disruptions associated with start-up difficulties at the Company's new distribution center negatively impacted sales performance. As a result of the shipping delays in the first half of 1994, the Keds division experienced order cancellations which were more than double the 1993 total. During fiscal 1994, sales of Keds women's products decreased 19% from 1993 because of the service problems and the fashion changes which continued into fiscal 1995. Sales of the Keds Champion(R) style in 1994 were 22% below the 1993 sales level. Sales of the Stride Rite Children's Group to independent stores decreased 4% during fiscal 1994. The Sperry Top-Sider division's sales were 12% higher in fiscal 1994 than in 1993 as a 27% increase in the sales of current line merchandise offset sharply lower sales of discontinued styles. During fiscal 1994, International division revenues decreased $5.6 million or 21% from the sales level achieved in 1993 as the Company evaluated its then existing international strategies.

GROSS PROFIT

     Gross profit in fiscal 1995 totaled $164.3 million, a decrease of $32.9 million or 16.7% from fiscal 1994. This rate of change compares to the 1995 consolidated net sales decrease of 5.2%. In fiscal 1995, the Company's consolidated gross profit rate of 33.1% finished 4.5% lower than the 37.6% rate achieved in fiscal 1994. Changes in the LIFO adjustment in the two years accounted for 0.6 percentage points of the gross profit rate decrease as LIFO reduced gross profit by $1.3 million (0.3% of net sales) in fiscal 1995 as compared to a favorable impact of $1.5 million (0.3% of net sales) in fiscal 1994. Increased inventory obsolescence charges and retail markdowns accounted for an additional 1.7 percentage points of the gross profit percent decline as these costs reduced the consolidated gross profit rate by 6.3% in 1995. Approximately $2.1 million of the increased retail markdowns provided for during fiscal 1995 are connected with inventory writedowns for the 48 stores being closed in the first half of fiscal 1996. Inefficiencies in domestic manufacturing operations and the reduced profitability of the Company's joint venture manufacturing facility in Thailand accounted for another 1.6 percentage points of the gross profit rate difference between 1995 and 1994. The Company has announced that it will close its Fulton, Missouri manufacturing facility in February 1996 in order to improve profitability by adjusting available production capacity to more effectively meet current demand for domestically made children's products. The changing sales mix within the Keds division also had an unfavorable impact on fiscal 1995's gross profit performance as the margins on new


women's styles were generally lower than those of the basic Champion(R) canvas style. Gross profit performance in 1995 was helped by the increased significance of the Retail division, the portion of the Company with the highest gross profit percentage, as retail sales accounted for 17.7% of consolidated sales in 1995 compared to 14.4% in 1994.

    In fiscal 1994, gross profit decreased $46.1 million or 18.9% from 1993 compared to the net sales decrease of 10.1%. The Company's 1994 gross profit rate decreased 4.1% from the 41.7% rate achieved in fiscal 1993. The distribution center start-up difficulties in 1994 caused higher warehousing costs and also contributed to increased obsolescence charges as the cancellation of customer orders resulted in excess inventories of Keds seasonal products. The higher obsolescence expense reduced 1994's gross profit percent by 4.3%, more than double the obsolescence impact of 1.9% experienced in 1993. As in fiscal 1995, the product mix shift away from basic styles in the Keds women's business also had a negative impact on gross profit comparisons. The increased significance of retail sales (14.4% of consolidated sales in 1994 compared to 11.6% in 1993) favorably impacted gross profit performance.

OPERATING COSTS

     Selling and administrative expenses in fiscal 1995 decreased $1.2 million or 0.7% below the expense level incurred in fiscal 1994. As a percent to net sales, selling and administrative costs increased by 1.6%, 33.1% in 1995 compared to 31.5% in 1994. Advertising and sales promotion expenses in fiscal 1995 were down $0.8 million or 2.6% from the total expenditures in fiscal 1994. Advertising expense represented 6.5% of net sales in 1995 compared to 6.3% of sales in 1994. Retail store expenses increased 19.2% in 1995 as additional spending of $8.1 million related to the higher number of retail stores operated during the year offset a 3.6% reduction in expenses for comparable stores. The increased significance of retail sales, where selling expenses are high relative to the Company's wholesale businesses, resulted in an increase of 1.8% in the selling expense to sales
ratio in 1995.   Distribution costs, which included $2.9 million
in 1995 and $6.8 million in 1994 of relocation and start-up expenses not anticipated in the nonrecurring charge accrued in fiscal 1992, decreased $2.3 million or 12.1% in fiscal 1995. Total distribution costs represented 3.3% of net sales in 1995 compared to 3.5% of sales in 1994.

In August 1995, the Company transferred the distribution function for the Sperry Top-Sider brand to the Kentucky facility. Presently, the Company is continuing to operate its distribution facility in Boston, Massachusetts. Plans for the move of the Stride Rite children's business from the Massachusetts facility are expected to be completed during fiscal 1996.


     Expenses in fiscal 1995 included $16.6 million of nonrecurring charges related to several initiatives to reduce future operating costs and to realign certain product and business units. The actions, which should be completed during the first half of fiscal 1996, include the closing of a children's shoe manufacturing facility in Missouri, the closure of 48 underperforming retail locations and the elimination of certain administrative positions. When fully implemented, these actions should result in annual cost savings of approximately $20 million. The nonrecurring charges include the cost of severing approximately 600 company associates, estimated lease termination costs and reserves to adjust the carrying values of associated assets to estimated realizable values.

     In fiscal 1994, selling and administrative costs increased $22.6 million or 15.8% from fiscal 1993. Advertising costs were slightly higher, increasing $0.3 million from 1993. Despite the lower sales volume in 1994, distribution costs increased $9.9 million from 1993 due to inefficiencies and computer software problems at the new Kentucky facility, the delay in closing the Company's Boston distribution facility and $6.8 million of additional costs related to the relocation and start-up of the Kentucky distribution center. Increased retail store expenses, up $4.2 million or 12.6% from 1993, also contributed to the higher selling and administrative spending in fiscal 1994. Expense comparisons in 1994 were favorably impacted by the absence of nonrecurring charges as fiscal 1993's costs included $7.2 million of expenses to settle an investigation of Keds' suggested retail pricing policy.

OTHER INCOME AND TAXES

     Non-operating income (expense) decreased pre-tax earnings by $1.7 million in fiscal 1995 compared to increases of $0.7 million in 1994 and $4.6 million in 1993. Investment income increased $0.3 million in 1995 as higher yields on short-term investments offset a 21% decrease in the funds available for investment during the year. In fiscal 1994, investment income decreased slightly with improved investment yields offsetting a 27% decrease in available funds. Interest expense in fiscal 1995 increased $0.5 million due to higher borrowings under the Company's available lines of credit in 1995. Average interest rates were also higher during fiscal 1995, 6.3% compared to 4.6% in 1994. Other income and expense items reduced pre-tax income by $4 million in fiscal 1995 compared to a decrease of $1.9 million in 1994 and a net increase of $1.9 million in 1993. Increased expenses associated with a company-owned life insurance program and losses on the sale of assets in connection with the move of the Company's corporate headquarters caused much of the variance from 1994. The comparison between 1994 and 1993 was impacted by a $2.5 million reduction in gains from a limited partnership investment.


     Income taxes resulted in a benefit of $9.6 million in fiscal 1995 due to the nonrecurring charges described above and tax savings associated with the company-owned life insurance program. In fiscal 1994, the provision for income taxes was below 1993 by $24.9 million because of lower pre-tax earnings. The Company's effective tax expense (benefit) rate was (53.3)% in fiscal 1995 compared to 39.2% in 1994 and 38.4% in 1993.

NET INCOME (LOSS)

     The Company incurred a net loss of $8.4 million in fiscal 1995 compared to net income of $19.8 million in 1994. Before nonrecurring charges, net income in fiscal 1995 was $1.5 million, a decrease of $18.3 million or 92.2% from the earnings level achieved in fiscal 1994. The decreased earnings were caused by the lower sales level and reduced gross profit performance experienced during fiscal 1995. In fiscal 1994, net income decreased $38.5 million or 66% from the net income recorded in fiscal 1993 due to lower sales, reduced gross profit performance and increased operating costs. The start-up difficulties at the Company's new Kentucky distribution facility and the related impact on the Company's ability to ship products to customers caused much of the profit deterioration in 1994.

LIQUIDITY AND CAPITAL RESOURCES

      As of the end of fiscal 1995, the Company's balance sheet reflects a current ratio of 3.3 to 1 and a debt-to-equity relationship of 0.3%. The Company's cash and short-term investments totaled $54.3 million at December 1, 1995, down $21.6 million from the total of $75.9 million at the end of fiscal 1994. Higher levels of capital expenditures, continued dividend payments and a business acquisition combined to offset the 1995 operating cash flow and resulted in the lower asset balances. Despite the profitability problems experienced in fiscal 1995, the Company's operations generated $25.6 million of cash during the year. This performance reflected an improvement over fiscal 1994's results when only $8.4 million of cash was generated, but fell far short of fiscal 1993's operating cash flow of $67.3 million. The elements of working capital, other than cash and short-term investments, decreased $10.2 million during fiscal 1995, with the investment in receivables and inventories down $23.5 million or 10.8% from the 1994 total. Inventories at the end of fiscal 1995 were below last year by $8.1 million or 5.3% as inventories of Keds products were reduced from the relatively high level at the end of 1994.

     Additions to property and equipment totaled $22.3 million in fiscal 1995, compared with capital expenditures of $8.5 million in 1994 and $33.9 million in 1993. The 1995 total included $6.6 million related to the Company's continuing "Total Customer Service" (TCS) initiative, which is intended to streamline


business processes and upgrade computer systems, and $4.6 million for furniture and equipment at a new corporate headquarters leased by the Company. Capital expenditures related to new retail stores totaled $4.6 million in fiscal 1995 as the Company opened 39 stores during the year. The Company also closed 37 stores during fiscal 1995, with most of the closings being leased departments with below average sales volumes. The 1995 retail capital expenditure total compares to retail additions of $2.7 million in 1994 and $2 million in 1993. The Company expects a reduced level of capital expenditures in fiscal 1996 as the retail store openings will be minimal, given the current retail climate. The Company plans to sell or close 48 underperforming retail stores during the first half of fiscal 1996 in order to improve overall profitability and to free up additional capital for more productive investments. Funding for capital expenditures generally is expected to be provided from internal sources.

     In January 1995, the Company used $5.3 million of cash to acquire certain assets, including inventory, tradenames and other intangible assets, associated with the Toddler University(R), Kids University(R) and Street Hot(R) children's footwear brands. Operating results associated with the acquired brands were not significant during fiscal 1995.

     The Board of Directors has authorized a 16 million share stock repurchase program. In fiscal 1995, the Company expended $2 million to repurchase 195,000 shares under this program. Adjusted for the stock splits in 1987, 1989 and 1991, the 1995 transactions brought the shares repurchased under the Board authorization to 13,957,500 shares or 87% of the authorized total. Through fiscal 1995, the aggregate expenditures under the repurchase program totaled $120 million since the program was initiated in the fourth quarter of 1987. The aggregate shares repurchased under the program represent 23% of the total shares outstanding prior to the Board's authorization. Funds for these repurchases were provided from internal sources.

     The Company has paid a dividend to shareholders each quarter since it became a public company in 1960. Given current conditions, the Board of Directors elected to reduce the quarterly dividend from $.095 per share to $.05 per share beginning with the dividend paid on December 15, 1995. The prior quarterly dividend amount had been in effect since December 1993.

     In addition to internal sources of capital, the Company maintains bank lines of credit to satisfy any seasonal borrowing requirements that may be imposed by the sales patterns which are characteristic of the footwear industry. During fiscal 1995, the Company's borrowings averaged $10.6 million compared to the average borrowing of $1.4 million in 1994. No short-term borrowings were outstanding at the end of 1995 or 1994.


                 CONSOLIDATED BALANCE SHEETS
            (In Thousands, except for share data)

                                        1995             1994
ASSETS
Current Assets:
Cash and cash equivalents            $ 28,130         $ 45,413
Short-term investments                 26,211           30,534
Accounts and notes receivable,
  less allowances of $7,139
  in 1995 and $8,631 in 1994           48,066           63,403
Inventories                           145,498          153,620
Deferred income taxes                  39,277           33,246
Prepaid expenses                        5,181            4,727
  Total current assets                292,363          330,943
Property and equipment, net            60,434           48,267
Other assets, net                      12,485           15,982
Goodwill, net                           1,334            1,428
  Total assets                       $366,616         $396,620

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt      833              833
Accounts payable                       22,963           26,597
Income taxes payable                   19,492           33,167
Accrued expenses and
  other liabilities                    44,290           33,718
  Total current liabilities            87,578           94,315
Deferred income taxes                  10,749            8,132
Long-term debt                            833            1,667

Stockholders' Equity:
Preferred stock, $1 par value-
  1,000,000 shares authorized;
    Issued - none                         -                -

Common stock, $.25 par value -
  135,000,000 shares authorized;
  Issued - 56,946,544                  14,237           14,237
Capital in excess of par value         23,006           23,665
Retained earnings                     323,566          348,577
                                      360,809          386,479
Less cost of 7,416,037 shares
  of common stock held in
  treasury (7,428,613 in 1994)        (93,353)         (93,973)
Total stockholders' equity            267,456          292,506

Total liabilities and
  stockholders' equity               $366,616         $396,620

          The accompanying notes are an integral part of the consolidated financial statements.


               CONSOLIDATED STATEMENTS OF INCOME
           (in thousands, except for per share data)

                                           Years Ended
                                   1995        1994        1993

Net sales                        $496,432    $523,877   $582,868
Cost of sales                     332,102     326,643    339,523
Selling and administrative
  expenses                        164,165     165,350    142,739
Nonrecurring charges               16,573        -         7,200

Operating income (loss)           (16,408)     31,884     93,406
Investment income                   3,363       3,074      3,126

Interest expense                   (1,034)       (538)      (445)
Other income(expense), net         (3,986)     (1,878)     1,878
Income (loss) before income
  taxes and cumulative effect
  of change in accounting
  principle                       (18,065)     32,542     97,965

Provision for (benefit
  from) income taxes               (9,635)     12,744     37,640
Income (loss) before cumu-
  lative effect of change
  in accounting principle          (8,430)     19,798     60,325
Cumulative effect of change
  in accounting principle             -           -       (2,034)

Net income (loss)                $ (8,430)   $ 19,798   $ 58,291
Per share of common stock:
  Income (loss) before cumu-
    lative effect of change
    in accounting principle        $(.17)        $.40      $1.19
  Cumulative effect of
    change in accounting
    principle                         -           -         (.04)
  Net income (loss)                $(.17)       $ .40      $1.15
Average common shares and
  common equivalents
  outstanding                      49,780      49,904     50,811





          The accompanying notes are an integral part of the consolidated financial statements.




             CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (in thousands)

                                            Years Ended
                                      1995      1994      1993

CASH WAS PROVIDED FROM (USED FOR)

OPERATIONS:
  Net income (loss)                 $(8,430)  $19,798    $58,291
Adjustments to reconcile to
    net cash provided from operations:
  Depreciation and amortization      10,860     8,486      6,264
  Impairment of acquired trademarks   1,972       -          -
  Deferred income taxes              (3,414)   (4,825)     1,136
  Equity in earnings of affiliate      (150)   (1,226)    (1,043)
  Loss (gain) related to long-term
    investments                           2      (516)    (3,004)
  Loss on disposal of property and
    equipment                         1,797     1,981        149
  Cumulative effect of change in
    accounting principle                -         -        2,034
Changes in:
  Accounts and notes receivable      15,337    11,781      8,401
  Inventories                        11,330   (20,895)    (1,907)
  Prepaid expenses                     (454)     (618)      (411)
  Long-term notes receivable            915       157        (16)
  Accounts payable, income taxes,
    accrued expenses and other
    current liabilities              (4,146)   (5,756)   (2,561)
  Net cash provided from operations  25,619     8,367     67,333

INVESTMENTS:
  Short-term investments              4,323    35,111    (22,467)
  Additions to property and
    equipment                       (22,301)   (8,522)   (33,938)
  Proceeds from sales of property
    and equipment                        87         6        154
  Distributions and dividends
    from long-term investments          261     2,700      3,255

  Acquisition of business            (5,308)      -          -
  Decrease (increase) in other assets    82       (14)    (1,891)
    Net cash provided from (used for)
      investments                   (22,856)   29,281    (54,887)









FINANCING:
  Long-term debt payments              (833)     (833)      (833)
  Proceeds from sale of stock
    under stock plans                 1,525        12      2,492
  Tax benefit in connection
    with stock plans                     75       276        284
  Repurchase of common stock         (2,006)  (11,482)   (13,415)
  Cash dividends paid               (18,807)  (18,971)   (17,237)
    Net cash used for financing     (20,046)  (30,998)   (28,709)

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                  (17,283)    6,650    (16,263)
    Cash and cash equivalents
      at beginning of year           45,413    38,763     55,026
    Cash and cash equivalents
      at end of year                $28,130  $ 45,413    $38,763









          The accompanying notes are an integral part of the consolidated financial statements.


























   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             (in thousands, except for share data)

                                    Capital in
                             Common  Excess of Retained Treasury
                              Stock  Par Value Earnings    Stock

Balance, November 27, 1992  $14,237    $23,519 $307,072 $(73,293)
Net income                                       58,291
Issuance of 104,007 common shares
  under executive stock plans             (280)            1,273
Issuance of 183,145 common shares
  under employee stock plan                187             2,284
Tax benefit in connection with
  stock plans                              284
Repurchase of 915,200 shares of
  common stock                                           (13,415)
Cash dividends on common stock,
  $.35 per share                                (17,686)


Balance, December 3, 1993    14,237     23,710  347,677  (83,151)

Net income                                       19,798
Issuance of 52,477 common shares
  under executive stock plans             (321)              660
Tax benefit in connection with
  stock plans                              276
Repurchase of 814,400 shares of
  common stock                                           (11,482)
Cash dividends on common stock,
  $.38 per share                                (18,898)

Balance, December 2, 1994    14,237     23,665  348,577  (93,973)

Net income (loss)                                (8,430)
Issuance of 54,576 common shares
  under executive stock plans             (310)              690
Issuance of 153,000 common shares
  under employee stock plan               (424)            1,936
Tax benefit in connection with
  stock plans                               75
Repurchase of 195,000 shares
  of common stock                                         (2,006)
Cash dividends on common stock,
  $.335 per share                               (16,581)


Balance, December 1, 1995   $14,237    $23,006 $323,566 $(93,353)

        The accompanying notes are an integral part of the consolidated financial statements.


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

     Certain reclassifications have been made to prior years' consolidated financial statements to conform to the fiscal 1995 presentation.

     Fiscal Year-The Company's fiscal year ends on the Friday closest to November 30 in each year. As a result, fiscal 1995 and 1994 comprised 52 weeks, while the 1993 fiscal year included 53 weeks. Fiscal years 1995, 1994 and 1993 ended on December 1, 1995, December 2, 1994 and December 3, 1993, respectively.

     Cash Equivalents and Short-term Investments-Cash equivalents represent highly liquid investments, including repurchase agreements, with a maturity of three months or less at the time of purchase. Due to the short-term nature of repurchase agreements, the Company does not take possession of the securities, which are instead held in the Company's safekeeping account by its banks. For these investments, the value of the collateral is at least equal to the amount of the repurchase agreements. Short-term investments, representing commercial paper with a high investment grade, bank certificates of deposit and tax-exempt debt instruments with a maturity of between three months and one year, are stated at cost, which, due to their short-term nature, approximates market value.

     Financial Instruments-Financial instruments consist principally of cash, short-term investments, trade receivables and payables and long-term debt. The Company places its investments in highly rated financial institutions and investment grade, short-term financial instruments, which limits the amount of credit exposure. The Company sells footwear to numerous retailers. Historically, the Company has not experienced significant losses related to investments or trade receivables. The Company's exposure to foreign exchange risk is limited through dollar denominated transactions. The Company does not enter into derivative financial instruments such as futures,


forward or option contracts. The Company calculates the fair value of all financial instruments and includes this additional information in the consolidated financial statements when the fair value is different than book value. The Company uses quoted market prices, when available, to calculate these fair values.

     Inventory Valuation-Inventories are stated at the lower of cost or market. The cost of substantially all inventories is determined on the last-in, first-out (LIFO) basis.

     Property and Equipment - Property and equipment are stated at cost. The cost of equipment includes the capitalization of certain associated computer software costs. Depreciation, which is calculated primarily on the straight-line method, is provided by periodic charges to expense over the estimated useful lives of the assets. Leaseholds and leasehold improvements are amortized over the terms of the related leases or their estimated useful lives, whichever is shorter, using the straight-line method.

     Goodwill and Trademarks - Goodwill represents the excess of the amount paid over the fair value of net assets acquired. Trademark rights are stated at acquisition cost. These assets are being amortized on a straight-line basis primarily over a 25-year period. The carrying value of these intangible assets is periodically reviewed by the Company and, if necessary, impairments of values are recognized. If there is a permanent impairment in the carrying value of goodwill, trademarks or other intangible assets, the amount of such impairment is computed by comparing the anticipated discounted future operating income of the acquired business or trademark to the carrying value of the assets. In performing this analysis, the Company considers current results and trends, future prospects and other economic factors.

     Income Taxes - Deferred income taxes are provided for timing differences between financial and taxable income. Deferred taxes are also provided on undistributed earnings of subsidiaries and affiliates located outside the United States at rates expected to be applicable at the time of repatriation.

     Accounting Change - During fiscal 1993, the Company adopted, effective November 28, 1992, Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". The cumulative effect of adopting this Statement was to decrease 1993's net income by $2,034,000 or $.04 per share.

     Accounting Pronouncements - The Company is required to implement Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" in fiscal 1997. As the Company continually evaluates the realizability of long-lived assets, including goodwill, tradenames and other intangible


assets, the adoption of SFAS No. 121 is not anticipated to have a material effect on the Company's financial statements.

     Net Income (Loss) Per Common Share - Net income (loss) per common share is computed by dividing net income (loss) by the average number of common shares and common equivalents outstanding during the year.

     Industry Segment Information - The Company operates primarily within the footwear industry; therefore, no segment information is required.

2.  NONRECURRING CHARGES

     On November 16, 1995, the Company announced several initiatives to reduce future operating costs and to realign certain product lines and business units. The actions, which should be completed during the first half of fiscal 1996, include the closing of a children's shoe manufacturing facility in Missouri, the closure of 48 underperforming retail locations and the elimination of certain administrative positions. In connection with these initiatives, the Company recorded pretax nonrecurring charges of $16,573,000 ($9,972,000, net of tax benefits, or $.20 per share). The nonrecurring charges include $3,680,000 related to the cost of severing approximately 600 associates, $5,946,000 in estimated termination costs related to leases and reserves to adjust the carrying values of associated assets to estimated realizable values. Accrued expenses and other current liabilities at December 1, 1995 includes $2,645,000 of severance accruals, $5,946,000 in lease obligations and $4,429,000 of liabilities related to the other elements of the nonrecurring charges recorded in fiscal 1995.

     In 1993, the Company's wholly-owned subsidiary, The Keds Corporation, reached settlement agreements with the Attorneys General of all fifty states, the Corporation Counsel of The District of Columbia and The Federal Trade Commission concerning their investigations of Keds' suggested retail pricing policy. Under the settlement, Keds resolved this complicated legal issue expeditiously by agreeing to contribute $5,700,000 to five charitable organizations nationwide and to pay $1,500,000 in notice and other administration expenses. All amounts related to this charge were disbursed during 1993 and 1994. Keds' suggested retail pricing policy, which the Company believes was entirely lawful, covered six of its women's shoes, including the leather and canvas Champion(R) Oxford styles. The full settlement cost of $7,200,000 ($4,274,000 net of income taxes or $.08 per share) was included in nonrecurring charges in the 1993 consolidated statement of income.

     The Company's operating results for the fiscal year ended
November 27, 1992 included the accrual of $18,319,000 in pre-tax


nonrecurring charges which were primarily related to the decision to consolidate and relocate two Massachusetts distribution centers to a new facility in Louisville, Kentucky. The nonrecurring charges included the estimated costs of severance, relocation, training and other expenses associated with the move to the new facility, as well as estimated losses on the disposal of property and equipment. The Company completed construction of the new facility in December 1993 and began shipping Keds products from the new distribution center in January 1994, after closing its New Bedford, Massachusetts warehouse. In August 1995, the Company began distributing Sperry Top-Sider products from the Kentucky facility. The Company has delayed the complete closing of its Boston, Massachusetts facility, which currently distributes Stride Rite products. Certain unanticipated relocation and start-up expenses totaling $2,902,000 in 1995 and $6,811,000 in 1994 are included in selling and administrative expenses in the 1995 and 1994 consolidated statements of income.

     The following table summarizes activity during the three years ended December 1, 1995 with respect to the nonrecurring charge established in fiscal 1992:

(in thousands)                       1995       1994      1993

  Balance at beginning of year     $7,416    $15,276   $18,319
  Unanticipated start-up expenses   2,902      6,811         -
  Amounts charged against accrual  (6,081)   (14,671)   (3,043)
  Balance at end of year           $4,237    $ 7,416   $15,276

The balance of $4,237,000, which remains in accrued expenses as of December 1, 1995, relates to the costs of severing Boston facility associates, relocating Stride Rite children's products to a new facility and adjusting the carrying value of property and equipment to net realizable value.

3.  ACQUISITION

     On January 11, 1995, the Company, through its newly formed subsidiary Boston Footwear Group, Inc., purchased for $5,308,000 certain assets, including inventory, tradenames, patents and other intangible assets, associated with the University Brands division of Genesco, Inc. University Brands sold children's footwear under the Toddler University(R), Kids University(R) and Street Hot(R) brands. The acquisition has been recorded using the purchase method of accounting. Accordingly, the purchase price was allocated to assets based on their estimated fair value as of the date of acquisition. Operating results associated with the acquired brands were not significant during 1995. Proforma financial information for fiscal 1994 has not been presented because the amounts were immaterial to the 1994 consolidated results of operations.



     As part of the business realignments described in Note 2 to the consolidated financial statements, the acquired trademarks were transferred to the Company's wholly-owned subsidiary, Stride Rite Children's Group, Inc., and the carrying value of the tradenames and other intangible assets resulting from the acquisition, amounting to $1,972,000, was expensed as a nonrecurring charge due to the limited success of selling efforts associated with the acquired brands and impaired value of the assets.

4.  INVENTORIES

     The cost of inventories at December 1, 1995 and December 2,
1994 was determined primarily on a last-in, first-out (LIFO) basis. A summary of inventory values is as follows:

(in thousands)                          1995               1994

Finished goods                      $141,914           $148,056
Work in process                          863              2,416
Raw materials                          2,721              3,148
                                    $145,498           $153,620

     During 1995, the LIFO reserve increased by $1,339,000 to $22,728,000 at December 1, 1995. If all inventories had been valued on a FIFO basis, net income would have been higher by $806,000 ($.02 per share) in 1995. During 1994 and 1993, the
LIFO reserve decreased by $1,539,000 and $183,000, respectively. If all inventories had been valued on a FIFO basis, net income would have been lower in both years - $906,000 ($.02 per share) in 1994 and $108,000 (less than $.01 per share) in 1993.

     During 1995 and 1993, reductions in certain inventory quantities resulted in the sale of products carried at costs prevailing in prior years which were different than current costs. As a result of these inventory reductions, net income was increased by $491,000 in 1995 ($.01 per share) and was decreased in 1993 by $444,000 ($.01 per share).

5.  PROPERTY AND EQUIPMENT

     The components of property and equipment at December 1, 1995 and December 2, 1994 and the range of asset lives used in depreciation calculations for each asset category are as follows:










                               Range of
(in thousands)                 Useful Lives       1995      1994

Land and improvements          10 years        $ 3,632   $ 3,267
Buildings and improvements     12 to 45 years   17,321    15,164
Machinery, equipment, computer
  software and fixtures        3 to 15 years    49,207    42,880
Leaseholds and leasehold
  improvements                 5 to 15 years    17,753    11,536

                                                87,913    72,847
Less accumulated depreciation
  and amortization                             (27,479)  (24,580)

                                               $60,434   $48,267

6.  OTHER ASSETS

     As of December 1, 1995 and December 2, 1994, other assets include $7,365,000 and $7,579,000, respectively, related to long-term investments. In 1986, the Company agreed to invest $5,000,000 in a limited partnership which is authorized to make investments in assets and securities of all kinds. Cash distributions are made to the limited partners as investments are sold. In fiscal 1995, 1994 and 1993, the Company recognized gains of $78,000, $516,000 and $3,004,000, respectively, due to the sale of certain investments by the limited partnership. In 1995, the Company also recorded a loss of $80,000 due to the decline in the market value of certain assets and securities held by the limited partnership. The Company's investment in this limited partnership, which is accounted for under the cost method, amounted to $1,071,000 at December 1, 1995 and $1,334,000 at December 2, 1994. The fair value of this investment as of September 30, 1995, the latest valuation as determined by the General Partner, totaled approximately $1,572,000.

     Other assets also includes the Company's affiliate in Thailand, which is accounted for under the equity method. During 1988 and 1989, the Company invested a total of $1,948,000 in a joint venture with a foreign manufacturer to construct and operate a footwear manufacturing facility in Thailand. The consolidated statements of income include income of $150,000 in 1995, $1,226,000 in 1994 and $1,043,000 in 1993, representing the
Company's share of the joint venture's operating results in those
years.   The joint venture paid a cash dividend to shareholders
of $1,275,000 in 1994, which reduced the carrying value of the Company's investment. The Company's investment in the affiliate amounted to $5,859,000 at December 1, 1995 and $5,709,000 at
December 2, 1994.

     Other assets and goodwill also include $4,208,000 at December 1, 1995 and $6,676,000 at December 2, 1994, related to


trademark rights and other intangible assets. These other assets are presented net of accumulated amortization of $9,880,000 at December 1, 1995 and $7,398,000 at December 2, 1994. In 1992,
the Company entered into an agreement to acquire trademark registrations in certain countries and to terminate existing license arrangements relating to the use of the Keds(R) and PRO-Keds(R) trademarks outside the United States, Canada and Puerto Rico. As part of the agreement, the Company paid $10 million and also entered into a new license agreement relating to the distribution of Keds(R) and PRO-Keds(R) products in certain countries in the Caribbean and Central and South America. The trademark rights acquired in the transaction ($874,000) are being amortized over a 25-year period. The other intangible assets associated with this agreement ($9,126,000) are being amortized over a four-year period ending April 30, 1996, the remaining term of the terminated license agreements.

7.  DEBT

     The Company utilizes short-term bank loans to finance seasonal working capital requirements. Banks have extended lines of credit to the Company amounting to $80 million, of which $10 million is formally committed by agreement. Compensation for these lines is paid with fees, which are computed on the committed amount. During fiscal 1995, 1994, and 1993, borrowings under these lines averaged $10,622,000, $1,402,000 and $17,000, respectively, with a maximum amount outstanding of $34,800,000 in 1995, $17,400,000 in 1994 and $4,300,000 in 1993. The weighted average interest rate paid on these borrowings during the year was 6.3% in 1995, 4.6% in 1994 and 3.6% in 1993. No short-term borrowings were outstanding on December 1, 1995 or December 2, 1994.

    Long-term debt at December 1, 1995 and December 2, 1994 ($833,000 and $1,667,000, respectively) represents loans due to several institutional lenders in connection with the Company's 8.45% Senior Notes. The final required mandatory prepayment under the Senior Notes is due in November 1997. An agreement signed in connection with the loan requires that certain levels of working capital be maintained, restricts the amount of other borrowings and lease obligations and limits dividend payments and treasury stock purchases. Such dividend payments and treasury stock purchases may not reduce stockholders' equity below $33,537,000.

    Interest payments amounted to $896,000, $354,000 and $373,000 in fiscal 1995, 1994 and 1993, respectively.

8.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities at December
1, 1995 and December 2, 1994 consist of the following:


(in thousands)                        1995           1994

Salaries, wages and commissions    $ 8,890        $12,283
Nonrecurring charges                17,257          7,416
Advertising                          4,335          3,349
Deferred U.S. Customs duties         3,972            -
Dividends                            2,476          4,704
Other liabilities                    7,360          5,966

                                   $44,290        $33,718

9.  LEASES

     The Company leases office space, retail store space, certain factory space and equipment. A portion of the retail store space is sublet. Some of the leases have provisions for additional rentals based on increased property taxes and the leases for retail store space generally require additional rentals based on sales volume in excess of certain levels. Manufacturing equipment leases generally require additional rentals based on usage. Some leases have renewal options.

     Rent expense for operating leases for the three years in the period ended December 1, 1995 was as follows:

(in thousands)                   1995       1994      1993

Base rent                     $15,983    $14,230   $14,383
Additional rent                 1,750      1,537     1,387
Less rental from subleases     (2,119)    (2,488)   (2,960)

                              $15,614    $13,279   $12,810

    The future minimum rental payments for all non-cancellable operating leases and the amounts due from tenants on related subleases at December 1, 1995 are as follows:

1996                                   $10,392
1997                                     9,510
1998                                     8,324
1999                                     6,890
2000                                     5,801
Later years                             25,171
Total minimum rental payments           66,088
Less rental due from subleases          (5,756)
                                       $60,332

10.  BENEFIT PLANS

     The Company has two non-contributory defined benefit pension plans covering eligible associates. Pension costs are determined actuarially and are funded to the extent that deductions are


allowable under the United States Internal Revenue Code.
Salaried, management, sales and non-production hourly associates accrue pension benefits based on the associate's service and compensation. Production associates accrue pension benefits at a fixed unit rate based on service.

     Pension expense, including amortization of prior service costs over the remaining service periods of associates and the remaining lives of vested and retired associates, consists of the following:

(in thousands)                 1995          1994          1993

Service cost-benefit
  earned during the
  period                    $ 1,274       $ 1,423       $ 1,151
Interest cost on
  benefit obligations         2,319         2,143         2,036
Actual return on plan
  assets                     (7,532)       (1,127)       (3,369)
Amortization and
  deferral, net               4,612        (1,659)          505

                            $   673       $   780        $  323

    The prepaid (accrued) pension cost in the Company's consolidated balance sheets at December 1, 1995 and December 2, 1994 includes the following:

(in thousands)                         1995               1994

Fair market value of
  plan assets                       $36,132            $30,088
Projected benefit
  obligations                        35,240             26,933

Excess assets                           892              3,155
Unrecognized prior service
  cost                                  366                420
Unrecognized net gain                  (124)            (1,590)
Unrecognized net asset               (1,438)            (1,728)
                                    $  (304)           $   257

    At December 1, 1995, the accumulated benefit obligation, which represents the actuarial present value of the Company's pension obligation if the plans were to be discontinued, totaled $29,677,000, including a vested benefit obligation of $28,918,000. The accumulated benefit obligation at December 2, 1994 was $23,751,000, including a vested benefit obligation of $22,596,000. A discount rate of 7% in 1995 and 8.5% in 1994 and an annual compensation increase at the rate of 5% in each year were assumed to determine these liabilities.


    During fiscal 1995 and 1994, approximately 65% of the plan assets were invested in equity investments with the remaining 35% in fixed income securities. The expected long-term rate of return, net of related expenses, on plan assets is 9% for both 1995 and 1994.

      The Stride Rite Corporation Employee Savings and Investment Plan, as amended, enables eligible associates to defer a portion of their salary to be held by the Trustees of the Plan. The Company makes an additional contribution to the Plan equal to a maximum of 25% of the first 6% of savings by each participant. During fiscal 1995, 1994 and 1993, this contribution amounted to $544,000, $607,000 and $471,000, respectively.

11.  STOCK PURCHASE AND OPTION PLANS

     An Employee Stock Purchase Plan, as amended, permits eligible associates to elect to subscribe for an aggregate of 5,640,000 shares of common stock of the Company. Under the Plan, participating associates may authorize the Company to withhold either 2.5% or 5% of their earnings for a one-or two-year payment period for the purchase of shares. At the conclusion of the period, associates may purchase shares at the lesser of 85% of the market value of the Company's common stock on either their entry date into the Plan or ten days prior to the end of the payment period. The Board of Directors may set a minimum price for the stock. For the payment period which ended in fiscal 1995, 153,000 shares were issued under the plan for an aggregate amount of $1,512,000. Funds are currently being withheld from 690 participating associates during a payment period ending October 31, 1997. As of December 1, 1995, $101,000 has been withheld from associates' earnings and, if all participants had been allowed to exercise their stock purchase rights, approximately 10,676 shares could have been purchased at a price of $9.46 per share. At December 1, 1995, a total of 4,945,281 shares had been purchased under the Plan and 694,719 shares are available for purchase by participating associates.

     Under the 1994 Non-employee Director Stock Ownership Plan, awards of common stock and options to purchase common stock up to an aggregate of 100,000 shares may be granted to any director who is not an employee of the Company. Options to purchase common stock are granted at a price equal to the closing price of the Company's common stock on the date the option is granted. Each non-employee director is granted an option to purchase 5,000 shares of common stock upon his or her appointment or election to the Board and an annual award of 500 shares of common stock. Options have a term of ten years and are non-transferable. Under the Plan, options become exercisable over a three-year period and must be paid for in full at the time of exercise. During fiscal 1995 and 1994, 3,500 shares of common stock were awarded in each year under the terms of the Plan.


     In April 1995, the Company's shareholders approved The Stride Rite Corporation 1995 Long-Term Growth Incentive Plan. Under the Plan, options to purchase common stock and stock awards of up to an aggregate of 2,400,000 shares of the Company's common stock may be granted to officers and other key associates. The option price of the shares may not be less than the fair market value of the Company's common stock at the date of grant.
Options under the Plan will generally vest over a three-year period and the rights to purchase common shares expire ten years following the date of grant. Stock awards, which are limited to 200,000 shares in the Plan, vest over a five-year period. In fiscal 1995, 102 associates held outstanding rights under the Plan.

     The 1995 Incentive plan replaced two prior incentive plans. The 1975 Executive Incentive Stock Purchase Plan was terminated in April 1995. Under the Plan, rights to purchase shares of the Company's common stock were granted to officers and other key associates of the Company at a price determined by the Board of Directors. This price may not be less than the then current par value of the Company's common stock, which is $.25 per share.
For most options granted under the Plan, rights to purchase shares may be exercised at any time within ten years of the grant date, cannot be transferred and must be paid for in full at the time of exercise. Shares issued under the Plan may be subject to restrictions. Restricted shares may not be sold, pledged or otherwise transferred and generally must be resold to the Company upon termination of employment. Restrictions on transfer of shares and the obligation to resell shares to the Company generally lapse at the rate of one-third of the granted shares at the third, fourth and fifth anniversaries of the date of grant. The Company charges to compensation expense over a five-year period the difference between the fair market value at the date of grant and the purchase price.

    The Company's Key Executive Long-Term Incentive Plan was also terminated in fiscal 1995. Under the Plan, income goals were established for three-year cycles and a certain number of performance shares, which are equivalent in value to the Company's common stock, were granted to each participant. Payments under the Plan were based on the income achieved by the Company in relation to the goals established for each cycle. Payments were made in cash, Company common stock or a combination of both at the discretion of the Compensation Committee of the Board of Directors. The Company charged to compensation expense the costs associated with the Plan. The Company issued 3,706 shares to two individuals in 1994 and 16,878 shares to eight individuals in 1993, as a result of performance against the goals for the cycles which ended in 1993 and 1992. No payments were made with respect to performance against the goal established for the cycle which ended in fiscal 1994.



    Prior to fiscal 1994, the purchase price for all rights granted under the 1975 Plan was at par value as of the date of grant. Options granted in fiscal 1995 were at an average price of $11.69, with prices ranging from $.25 to $14.50. The options granted in fiscal 1994 had an average price of $8.26, with purchase prices ranging from $.25 to $15.88. The activity in stock rights with respect to all plans for the three years in the period ended December 1, 1995 was as follows:

                                     1995       1994       1993

Outstanding at beginning of year  834,996    408,323    537,238
Granted                           638,400    580,150    157,015
Cancelled                        (154,404)  (108,206)  (200,051)
Exercised                         (51,076)   (45,271)   (85,879)
Outstanding at end of year      1,267,916    834,996    408,323

     The purchase price for all options exercised during the three years ended December 1, 1995 was $.25 per share. Options to purchase 607,466 shares and 603,196 shares were exercisable as of December 1, 1995 and December 2, 1994, respectively. At December 1, 1995, options to purchase a total of 4,780,398 shares had been granted under all plans and rights to purchase an additional 1,964,350 shares (1,407,098 shares at December 2, 1994) could be granted.

12.  PREFERRED STOCK PURCHASE RIGHTS

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

    Subject to possible extension, the rights may be redeemed by the Company at $.05 per whole right at any time until 10 days after 20% or more of the Company's common stock is acquired by a person or group. Once exercisable, unless redeemed, one whole


right entitles the holder to purchase 1/100 of a share of Series A Junior Participating Preferred Stock for $132 per share, subject to adjustment. If the continuing directors and the outside directors determine that a person is an "adverse person," or at any time after the rights become exercisable, if the Company is the surviving corporation in a merger with a person or group owning 20% or more of the Company's common stock, or if a person or group acquires at least 30% of the Company's common stock (with one exception), or if a person or group owning 20% or more of the Company's common stock engages in certain "self-dealing" transactions, or if an event occurs which increases by more than 1% the ownership of a person or group already owning at least 20% of the Company's common stock, then each whole right (except those owned by an "adverse person" or a person or group owning at least 20% of the Company's common stock) will entitle the holder to receive, upon exercise, shares of the Company's common stock (or in certain circumstances cash, property or other securities of the Company) having a value equal to $264, subject to adjustment. Alternatively, if, after the rights become exercisable, the Company is acquired in a certain merger or other business combination transaction and is not the surviving entity, or 50% or more of the Company's assets or earning power is sold or transferred, then each whole right will entitle the holder to receive, upon exercise, common stock in the acquiring company having a value equal to $264, subject to adjustment.

    The rights, which have no voting power, expire on July 17, 1997. Preferred stock purchase rights outstanding at December 1, 1995, December 2, 1994 and December 3, 1993 totaled 6,191,313,
6,189,741 and 6,284,982, respectively.

13.  LITIGATION

     The Company is a party to various litigation arising in the normal course of business. Having considered facts which have been ascertained and opinions of counsel handling these matters, management does not believe the ultimate resolution of such litigation will have a material adverse effect on the Company's financial position or results of operation.

14.  INCOME TAXES

     The provision for (benefit from) income taxes, which is computed under SFAS No. 109, consists of the following for the three years in the period ended December 1, 1995:








(in thousands)                     1995       1994      1993

Current:
  Federal                       $(6,300)   $12,094   $28,792
  State                              79      5,211     7,712
                                 (6,221)    17,305    36,504

Deferred:
  Federal                        (1,994)    (3,711)      236
  State                          (1,420)      (850)      900
                                 (3,414)    (4,561)    1,136

                                $(9,635)   $12,744   $37,640

    With the adoption of SFAS No. 109, net deferred tax assets of $23,459,000 as included on the Company's consolidated balance sheet at November 27, 1992 were reduced by $2,034,000, the cumulative effect of the change in accounting principle. Net deferred tax assets as of December 1, 1995 and December 2, 1994, have the following significant components:

(in thousands)                                1995       1994

Deferred tax assets:
  Inventory valuation reserves             $ 9,520    $ 7,447
  Nonrecurring charges                       8,472      3,844
  Accounts receivable allowances             3,196      4,004
  Compensation accruals                      3,477      2,272
  Other accounting reserves and accruals    14,612     15,679
                                            39,277     33,246

Deferred tax liabilities:
  Undistributed earnings of foreign
  affiliates                                 1,685      1,730
  Depreciation and amortization              6,236      4,825
  Other items                                2,828      1,577

                                            10,749      8,132

                                           $28,528    $25,114

    A valuation allowance has not been assigned to the deferred tax assets since the Company expects to fully realize the benefits of such tax assets.

    The effective income tax rate differs from the statutory federal income tax rate as follows:






                                 1995        1994         1993

Statutory federal tax rate      (35.0)%      35.0%        34.9%
State income taxes, net of
  federal tax benefit            (4.8)        8.7          5.7
Tax benefit from manufacturing
  operations in Puerto Rico         -        (1.1)        (0.3)
Tax benefit related to company-
  owned life insurance program  (14.0)       (4.3)        (0.6)
Other                             0.5         0.9         (1.3)

Effective income tax rate       (53.3)%      39.2%        38.4%

Payments of income taxes amounted to $13,565,000, $22,115,000 and $40,224,000 in 1995, 1994 and 1993, respectively.

15. QUARTERLY DATA (UNAUDITED)

     The following table provides quarterly data for the fiscal years ended December 1, 1995 and December 2, 1994.

(in thousands, except
 for per share data)      First     Second       Third    Fourth

1995

Net sales              $134,772   $144,386    $139,140   $78,134
Gross profit             50,598     51,844      47,972    13,916
Net income (loss)         4,975      4,001       3,487   (20,893)
Per common share:
  Net income (loss)         .10        .08         .07      (.42)
  Dividends                 .095       .095        .095      .05


1994

Net sales              $122,058   $161,720    $154,962   $85,137
 Gross profit            45,137     60,601      57,222    34,274
Net income (loss)         4,849      7,680       8,506    (1,237)
Per common share:
  Net income (loss)         .10        .15         .17      (.02)
  Dividends                .095       .095        .095      .095

Net income for the fourth quarter of 1995 includes a nonrecurring charge of $16,573,000 ($9,972,000 net of income taxes or $.20 per share) related to the product and business unit realignments which are described in Note 2 to the consolidated financial statements.






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

Robert C. Siegel                   Stephen R. DuMont
Chairman of the Board of           Executive Vice President
Directors, President and
Chief Executive Officer            John M. Kelliher
                                   Vice President, Finance
                                   Treasurer and Controller


REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Directors
The Stride Rite Corporation:

     We have audited the accompanying consolidated balance sheets of The Stride Rite Corporation as of December 1, 1995 and December 2, 1994, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Stride Rite Corporation as of December 1, 1995 and December 2, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 1, 1995, in conformity with generally accepted accounting principles.




/s/ Coopers & Lybrand L.L.P.
Coopers & Lybrand L.L.P.

Boston, Massachusetts
January 5, 1996













ABOUT STRIDE RITE

The Stride Rite Corporation is the leading marketer of high quality children's footwear in the United States and is a major marketer of athletic and casual footwear for children and adults.

    The Company markets children's footwear under the trademarks STRIDE RITE(R), KEDS(R), TODDLER UNIVERSITY(R) and STREET HOT(R). Boating shoes and outdoor recreational and casual footwear are marketed under the Company's SPERRY TOP-SIDER(R) trademark. In addition, casual and athletic footwear are marketed under the Company's KEDS(R), PRO-KEDS(R) and GRASSHOPPERS(R) trademarks. Beginning in Spring 1997, a line of premium men's footwear will be marketed through a licensing agreement with the Tommy Hilfiger(R) Corporation.

     The Company also markets its products directly to consumers by selling children's footwear through 149 of its own Stride Rite(R) Bootery stores, three Great Feet(TM) concept stores and 80 leased departments within leading department stores. Products of the Company's brands are also sold directly to consumers in 20 manufacturers' outlet stores and two Keds(R) retail concept stores.

    The Company sells its products nationwide to independent retail shoe stores, department stores, sporting goods stores and marinas. The Company also sells its products internationally through independent distributors and directly to retailers in certain countries where subsidiary operations have been established. The Company manufactures products in its own facilities in the United States and the Caribbean and imports products from abroad.






















BOARD OF DIRECTORS

Robert C. Siegel
Chairman of the Board of Directors,
President and Chief Executive Officer

Donald R. Gant
Limited Partner of The Goldman Sachs Group, L.P.

Theodore Levitt
Edward W. Carter Professor
of Business Administration Emeritus
Harvard Business School

Margaret A. McKenna
President, Lesley College

Robert L. Seelert
Chief Executive Officer, Cordiant plc

Myles J. Slosberg
Attorney and Former Executive Vice
President of the Company

W. Paul Tippett, Jr.
Principal, Ann Arbor Partners

Jeanette S. Wagner
President, Estee Lauder International, Inc.

                   COMMITTEES OF THE BOARD

AUDIT COMMITTEE                      INVESTMENT COMMITTEE
Robert L. Seelert                    Myles J. Slosberg
Donald R. Gant                       Theodore Levitt
Myles J. Slosberg                    Robert L. Seelert
Jeanette S. Wagner                   W. Paul Tippett, Jr.

COMPENSATION COMMITTEE               COMMITTEE ON THE BOARD
Margaret A. McKenna                  Donald R. Gant
Donald R. Gant                       Theodore Levitt
W. Paul Tippett, Jr.                 Margaret A. McKenna
Jeanette S. Wagner                   W. Paul Tippett, Jr.











CORPORATE DATA

EXECUTIVE OFFICERS

Robert C. Siegel
Chairman of the Board of Directors,
President and Chief Executive Officer

Stephen R. DuMont
Executive Vice President

Joseph T. Barrell
Vice President, Global Logistics

Karen K. Crider
General Counsel, Secretary and Clerk

Dennis Garro
President, Retail Division
Stride Rite Children's Group, Inc.

John M. Kelliher
Vice President, Finance,
Treasurer and Controller

Susan M. McCuaig
Vice President, Human Resources

Robert B. Moore, Jr.
President, Sperry Top-Sider, Inc.

Roger W. Monks
Vice President and General Manager
Stride Rite Sourcing International, Inc.

Wollaston B. Morin
Vice President, Information Services

C. Madison Riley III
Vice President and General Manager,
Stride Rite International Corp.

Gerrald B. Silverman
Senior Vice President, Sales
The Keds Corporation

Diane M. Sullivan
President, Wholesale Division
Stride Rite Children's Group, Inc.





EXECUTIVE OFFICES
191 Spring Street
P.O. Box 9191
Lexington, Massachusetts  02173-9191
(617) 824-6000

MAJOR SUBSIDIARIES
The Keds Corporation
Sperry Top-Sider, Inc.
Stride Rite Canada Limited
Stride Rite Children's Group, Inc.
Stride Rite Europe, S.A.R.L.
Stride Rite International Corp.
Stride Rite Sourcing International, Inc.

AUDITORS
Coopers & Lybrand L.L.P.
Boston, Massachusetts


STOCK LISTING
The Stride Rite Corporation's common stock is listed on the New
York Stock Exchange and is identified by the symbol SRR.


ANNUAL MEETING
The 1996 Annual Meeting of Stockholders of The Stride Rite
Corporation is scheduled to be held on Tuesday, April 23, 1996 at 10:00 a.m. in the Long Lane Room, second floor, of the First
National Bank of Boston, 100 Federal Street, Boston,
Massachusetts.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
Communication concerning transfer requirements, address changes, dividend reinvestment plan enrollment, and lost certificates should be addressed to:

  The First National Bank of Boston
  Shareholder Services Department
  Investor Relations Unit  45-02-09
  P.O. Box 644
  Boston, MA  02105-0644

The telephone number is (617) 575-3170.










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

COMMON STOCK PRICES

Fiscal                    1995                    1994
Quarter            High         Low        High         Low

1st                13 1/8       10 1/2     19 1/8       15 1/4
2nd                13 1/8       10 3/4     18 1/4       12
3rd                12           10         15 7/8       12 1/8
4th                12            8 1/2     15 7/8       11 3/4


Based on closing prices on the New York Stock Exchange - Composite Tape.
























                                36