Form 10-K, Exhibit 13
period 1996-11-29
STRIDE RITE CORP
filed 1997-02-26
CIK 94887

EXHIBIT 13
                      The Stride Rite Corporation

                        SELECTED FINANCIAL DATA

                              1992        1993       1994      1995      1996
------------------------------------------------------------------------------

OPERATING RESULTS (1)

Net sales                   $585,926    $582,868   $523,877  $496,432  $448,297
Net income (loss) (2)(3)      61,506      58,291     19,798   (8,430)     2,499
Common stock dividends        15,872      17,686     18,898    16,581     9,923
Per common share:
    Net income(loss) (2)(3)     1.19        1.15        .40     (.17)       .05
    Cash dividends               .31         .35        .38      .335       .20

FINANCIAL POSITION (1)

Working capital              241,310     243,249    236,628   204,785   201,597
Total assets                 383,524     412,449    396,620   366,616   364,330
Long-term debt                 3,333       2,500      1,667       833   -
Stockholders' equity         271,535     302,473    292,506   267,456   261,524
Book value per
    common share                5.33        6.02       5.91      5.40      5.27

STATISTICS (1)

Return on average
    equity (2) (3)             23.6%       20.2%       6.6%    (2.9)%      0.9%
Return on sales (2) (3)        10.5%       10.0%       3.8%    (1.7)%      0.6%
Common shares
    outstanding at
    end of year               50,908      50,280     49,518    49,531    49,667
Number of employees
    at end of year             3,100       3,600      3,700     3,600     3,500
Number of shareholders         4,100       4,800      5,100     5,000     4,800


1.      Financial data is in thousands, except for per share information.
2. Amount in 1993 included a charge of $2,034,000 ($.04 per share) representing the cumulative effect of an accounting change related to income taxes.
3. Amounts included nonrecurring charges of $16,573,000 ($9,972,000, net of income taxes, or $.20 per share) in 1995, $7,200,000 ($4,274,000, net of income taxes, or $.08 per share) in 1993 and  $18,319,000  ($11,087,000, net of income taxes, or $.22 per share) in 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
OVERVIEW

        The table below and the paragraphs which follow summarize the Company's performance in the last three fiscal years. Portions of the information presented include forward-looking statements that involve risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission which may cause actual results to differ materially from those projected or implied in forward-looking statements.

        The Company's fiscal 1995 results included nonrecurring charges related to several initiatives to reduce future operating costs and to realign certain product lines and business units, which were announced in November 1995. The actions included the closing of a children's shoe manufacturing facility, the closure of 48 underperforming retail locations and the elimination of certain administrative positions. In connection with these initiatives, the Company recorded pre-tax nonrecurring charges of $16.6 million ($10 million, net of tax benefits) during fiscal 1995.

                                                Percent Change
                                   ---------------------------------------------
                                       1996 vs. 1995            1995 vs. 1994
Increase (decrease)
--------------------------------------------------------------------------------

Net sales                                  (9.7)%                    (5.2)%
Gross profit                               (6.9)%                   (16.7)%
Selling and administrative expenses        (7.6)%                    (0.7)%
Operating income (loss)                    108.3%                  (151.5)%
Net income (loss)                          129.6%                  (142.6)%
Before nonrecurring charges:
    Operating income                       726.1%                   (99.5)%
    Net income                              62.1%                   (92.2)%


                              Percent to Net Sales
                                   ---------------------------------------------
                                        1996           1995            1994
--------------------------------------------------------------------------------

Gross profit                            34.1%          33.1%           37.6%
Selling and administrative expenses     33.8%          33.1%           31.5%
Operating income (loss)                  0.3%         (3.3)%            6.1%
Net income (loss)                        0.6%         (1.7)%            3.8%
Before nonrecurring charges:
    Operating income                     0.3%           -               6.1%
    Net income                           0.6%           0.3%            3.8%

--------------------------------------------------------------------------------
NET SALES
--------------------------------------------------------------------------------

     During fiscal 1996, the Company's consolidated net sales decreased $48.1 million or 9.7% from the sales level achieved in fiscal 1995. A 12.1% decline in revenues related to the Company's wholesale divisions was partially offset by higher retail sales. With respect to the wholesale divisions of the Company, unit shipments of current line merchandise decreased 12.3% in fiscal 1996 as compared to fiscal 1995. Increased promotional allowances in the Keds division also contributed to the lower sales in fiscal 1996. Excluding the impact of product mix changes, net sales in 1996 increased approximately $4.4 million from 1995 due to selling price inflation.

        The sales decline in the Company's wholesale businesses in fiscal 1996 was largely caused by lower revenues of the Keds division. The other divisions of the Company generally made progress during fiscal 1996. Sales of the Stride Rite Children's Group to independent dealers, family shoe stores and department stores increased 6% during 1996 with a favorable consumer reaction to Stride Rite's Fall product line resulting in a 17% sales increase in the second half of the year. The Sperry Top-Sider division posted sales which were down 1% from 1995, as late product deliveries and the corresponding inventory shortages prevented the division from fully capitalizing on a favorable reaction to Sperry's 1996 product lines. During 1996, sales of the Company's International division increased $3 million or 12% over 1995 due to higher sales of Keds and Sperry Top-Sider products in Europe, Latin America and the Middle East. Sales of the Keds division, the Company's largest business unit, were down 22% in fiscal 1996 as compared to fiscal 1995, with sales of Keds children's product line down 26% and women's category revenues below 1995 by 18%. Sales of the basic Keds Champion(R) style, which have been declining for several seasons due to a shift in women's fashions, decreased 12% in fiscal 1996. The Keds division is executing a new product strategy beginning with the Spring 1997 line in order to emphasize Keds classic styling by adding new fabrics and colors and by interpreting Keds basic styles in updated, feminine silhouettes.

        In fiscal 1996, sales of the Company's Retail division, which includes the Stride Rite children's booteries and leased departments, manufacturers' outlets and the initial stores of the Great Feet(TM) and Keds retail concepts, increased 1% as compared to fiscal 1995. A sales gain of 1.7% at comparable stores (stores open for a full year in each fiscal year) and a more productive store mix offset the impact of store closings. The Retail division operated an average of 227 stores during fiscal 1996, a 15% decrease from the average of 267 stores operated during fiscal 1995. The division ended the 1996 fiscal year with 213 stores, down from the store count of 254 in November 1995. During fiscal 1996, the Retail division eliminated 33 of the 48 underperforming retail operations, which were targeted for closing as part of the Company's restructuring plan announced in November 1995, and also closed 18 low-volume leased departments, which were marginally profitable.

        In fiscal 1995, consolidated net sales decreased $27.5 million or 5.2% from the sales level achieved in fiscal 1994. Sales of the Company's wholesale businesses decreased 8.9% in fiscal 1995, with the decline more than offsetting a 17% increase in retail sales. An 8.3% decrease in unit shipments of current line merchandise and selling price deflation of approximately $11 million combined to produce the lower wholesale revenues. All of the retail sales increase was due to new stores as the division operated an average of 267 stores during fiscal 1995 compared to 201 stores in fiscal 1994. Sales at comparable stores in 1995 were down 2.1% from 1994. The performance of the Keds division in 1995 was the largest factor contributing to the sales decline of the wholesale businesses. Sales of Keds products were down 15% in 1995 with the women's business down 20% and children's sales below 1994 by 14%. In the women's category, sales of the Keds Champion(R) product line were down 25% in 1995, following a sales decline of 22% experienced in fiscal 1994. Sales of the Stride Rite Children's Group to independent stores decreased 6% in 1995 due to generally soft retail conditions and the purchase, during the prior two years, of 23 independent stores by the Company's Retail division. Both the Sperry Top-Sider and International divisions achieved higher sales in fiscal 1995, up 10% and 26%, respectively, from the sales levels achieved in fiscal 1994.

GROSS PROFIT

        The Company's gross profit in fiscal 1996 totaled $153 million, a decrease of $11.3 million or 6.9% from fiscal 1995. In fiscal 1996, the Company's consolidated gross profit percent of 34.1% was one percentage point higher than the 33.1% rate achieved in fiscal 1995. Lower inventory obsolescence charges and retail markdowns in fiscal 1996 accounted for an improvement of two percentage points as these costs reduced gross profit percent by 4.3% in 1996 compared to 6.3% in 1995. The Company's LIFO adjustment had little impact on the 1996 gross profit performance as LIFO reduced income by $0.1 million (less than 0.1% of net sales) compared to the reduction of $1.3 million (0.3% of net sales) in fiscal 1995. The increased contribution to consolidated sales of the Retail division, the portion of the Company with the highest gross profit percentage, also favorably impacted the current year's gross profit performance as retail sales accounted for 19.9% of consolidated net sales in 1996 compared to 17.7% of sales in 1995. Inefficiencies in manufacturing operations and reduced profitability of the Company's joint venture manufacturing facility in Thailand continued to hurt performance, reducing the gross profit rate by 1.5% in 1996 compared to 0.9% in 1995. The Company closed its manufacturing facility in Fulton, Missouri in 1996. During fiscal 1997, the Company will evaluate various alternatives with respect to its two remaining domestic manufacturing facilities. Gross profit performance in fiscal 1996 was also negatively impacted by $4.2 million (0.9% of sales) in costs of special promotions to help the retail sell-through of Keds products.

        In fiscal 1995, gross profit decreased $32.9 million or 16.7% from fiscal 1994. The Company's 1995 gross profit rate decreased 4.5 percentage points from the 37.6% rate achieved in 1994. Higher inventory obsolescence charges and retail markdowns, which included charges of $2.1 million associated with the planned store closings, accounted for 1.7 percentage points of the decline in gross profit percentage in 1995 as compared to 1994. A higher LIFO provision, increased manufacturing inefficiencies and a changing sales mix within the Keds division also had an unfavorable impact on gross profit performance. As in fiscal 1996, the increased significance of retail sales as a proportion of consolidated sales, representing 17.7% of consolidated sales in 1995 compared to 14.4% in 1994, favorably impacted gross profit performance in fiscal 1995.

OPERATING COSTS

     The Company's selling and administrative expenses in fiscal 1996 decreased $12.5 million or 7.6% below the expense level incurred in fiscal 1995. As a percentage of net sales, selling and administrative costs were 33.8% in 1996 compared to 33.1% in 1995. Advertising and sales promotion expenses in fiscal 1996 were reduced $7.9 million or 25.7% from the total expenditures in fiscal 1995, resulting in advertising spending of 5.1% of net sales in 1996 compared to 6.5% of sales in 1995. Retail store expenses decreased slightly as the impact of the 39 stores, which were opened in fiscal 1995, and a 3.9% cost increase at comparable stores, offset the store closings effected as part of the restructuring program announced in November 1995. The increased significance of retail sales, where selling expenses are high relative to the Company's wholesale businesses, resulted in an increase of 1.2% in the selling expense to sales ratio in 1996. Retail expenses are expected to decline in fiscal 1997 due to the full impact of the 1996 store closings and the plan for minimal new store activity. Distribution costs, which had included $2.9 million of relocation and start-up expenses in 1995, decreased $4.1 million or 25% in fiscal 1996, as further efficiencies were achieved at the Company's distribution facility in Kentucky. Total distribution costs represented 2.8% of net sales in 1996 compared to 3.3% of net sales in 1995. In January 1997, the Company entered into a lease for a 263,000 square foot distribution facility in Huntington, Indiana. The Company plans to move the Stride Rite children's business, the last division remaining in the Company's Boston, Massachusetts facility, to the Huntington facility in the fourth quarter of fiscal 1997 following the peak, back-to-school season shipping. In fiscal 1996, selling and administrative expenses also included a $4 million charge due to the impairment in value of certain software related costs which were capitalized in prior years.

        In fiscal 1995, selling and administrative expenses decreased $1.2 million or 0.7% from fiscal 1994. Lower advertising costs (down $0.8 million or 2.6%) and reduced distribution expenses (down $2.3 million or 12.1%) contributed to the cost decrease for fiscal 1995. Retail stores expenses increased 19.2% in 1995 as $8.1 million of expenses related to new stores offset a 3.6% reduction in expenses at comparable stores. As described above, expenses in fiscal 1995 also included $16.6 million of nonrecurring charges related to several initiatives to reduce future operating costs and to realign certain product lines and business units.

OTHER INCOME AND TAXES

     The Company's non-operating income (expense) increased pre-tax earnings by $1.7 million in fiscal 1996 compared to a decrease of $1.7 million in 1995 and an increase of $0.7 million in 1994. Investment income increased $0.4 million in 1996 as a 29% increase in the funds available for investment during the year offset lower yields on short-term investments. In fiscal 1995, investment income increased $0.3 million over 1994 with improved investment yields offsetting a 21% decrease in available funds. Interest expense in fiscal 1996 decreased $0.3 million as compared to 1995 due to a 14% decrease in average borrowings under the Company's available lines of credit as compared to the borrowings during 1995. Average interest rates were also lower during fiscal 1996, 5.9% compared to 6.3% in 1995. Interest expense increased $0.5 million in fiscal 1995, as both interest rates and average borrowings were higher than 1994. Other income and expense items reduced pre-tax income by $1.3 million in fiscal 1996 compared to decreases of $4 million in 1995 and $1.9 million in 1994. Expenses associated with a company-owned life insurance program reduced income in each year. In 1996, other income included $1.2 million in gains from a limited partnership investment, while 1995's other expenses included $1.3 million of losses on the sale of assets in connection with the move of the Company's corporate headquarters.

     Income taxes resulted in an expense of $0.5 million in fiscal 1996 compared to a benefit of $9.6 million in fiscal 1995 as a result of the higher pre-tax earnings in 1996 and the absence of nonrecurring charges related to the November 1995 restructuring. The Company's effective income tax expense (benefit) rate was 17.4% in 1996, (53.3)% in 1995 and 39.2% in 1994 with tax savings associated with the company-owned life insurance program being the largest item causing the effective tax rate to be different from the statutory tax rate.

NET INCOME (LOSS)

        The Company earned $2.5 million in fiscal 1996 compared to a net loss of $8.4 million in fiscal 1995 and net income of $19.8 million in 1994. After adjusting for the nonrecurring charge, the Company earned $1.5 million in fiscal 1995. Despite the lower sales level experienced in fiscal 1996, net income increased $1 million or 62.1% from fiscal 1995's adjusted net income. In fiscal 1996, gross margin improvements and operating cost reductions offset the impact of the lower net sales. However, both 1996 and the adjusted 1995 results are significantly below the net income of $19.8 million earned in fiscal 1994 due to lower sales levels and reduced gross profit performance in both years as compared to fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

      As of the end of fiscal 1996, the Company's balance sheet reflects a current ratio of 3.1 to 1. The Company's cash and short-term investments totaled $91.9 million at the end of fiscal 1996, up $37.6 million from the total of
$54.3 million at the end of fiscal 1995. In addition, other assets in 1996 includes $7.1 million of investments in intermediate-term, fixed income instruments. Despite the profitability problems experienced in the last two years, the Company's operations generated substantial amounts of cash, $58.6 million in fiscal 1996 and $25.6 million in fiscal 1995. This performance reflected an improvement over fiscal 1994's results, which generated $8.4 million of cash from operations. The elements of working capital, other than cash and short-term investments, decreased $40.7 million during fiscal 1996, with the investment in receivables and inventories down $29.6 million or 15.3% from the fiscal 1995 total. Inventories at the end of fiscal 1996 were reduced significantly from last year, down $26.4 million or 18.2%, as the year-end inventories of all business units were below 1995. The lower year-end inventory levels were especially evident in the Keds division, as the 1996 inventory of Keds basic styles was below 1995 by 25% and quantities of discontinued products declined 26% from fiscal 1995. The 1996 year-end inventory level also included $6.2 million related to the Company's new Tommy Hilfiger(R) footwear business, which will be introduced during Spring 1997.

     Additions to property and equipment totaled $7.8 million in fiscal 1996, compared with capital expenditures of $22.3 million in 1995 and $8.5 million in 1994. The 1996 expenditure level slowed from the spending in 1995 because the Company redirected its efforts to upgrade computer systems and seriously curtailed its investment in retail stores. The fiscal 1995 additions also included $4.6 million for furniture and equipment at a new corporate headquarters leased by the Company in late 1995. Capital expenditures related to computer systems totaled $3 million in fiscal 1996, down from $6.6 million in 1995. Spending related to retail stores in 1996 amounted to $2.3 million compared to $4.6 million in 1995 as only 10 stores were opened during the year, down from 39 new stores in fiscal 1995. Minimal store openings are expected during fiscal 1997. As part of the business realignment initiated during the fourth quarter of fiscal 1995, the Company closed 51 retail stores during 1996 and an additional 10 to 15 stores are expected to close in fiscal 1997. The Company expects capital expenditures to be somewhat higher during fiscal 1997 with spending increasing on new computer systems and on equipment and improvements at the new Stride Rite Children's Group distribution facility in Indiana. Funding for capital expenditures is expected to be provided from internal sources.

     The Board of Directors has previously authorized a 16 million share stock repurchase program. No shares were repurchased under this program during fiscal 1996. In fiscal 1995, the Company expended $2 million to repurchase 195,000 shares under this program. Adjusted for the stock splits in 1987, 1989 and 1991, the Company has repurchased 13,957,500 shares or 87% of the shares covered by the Board's authorization. From the initiation of this program in the fourth quarter of 1987 through fiscal 1996, the aggregate expenditures on stock repurchases totaled $120 million. The aggregate shares repurchased under the program represent 23% of the total shares outstanding prior to the Board's authorization. Funds for these repurchases were provided from internal sources.

     The Company has paid a dividend to shareholders each quarter since it became a public company in 1960. Cash used for dividends decreased to $9.9 million in fiscal 1996 compared to $18.8 million in 1995 and $19 million in 1994. Given the Company's reduced profitability in the past few years, the Board of Directors elected to reduce the quarterly dividend from $.095 per share to $.05 per share beginning with the dividend paid on December 15, 1995. The prior quarterly dividend amount had been in effect since December 1993.

     In addition to internal sources of capital, the Company maintains bank lines of credit to satisfy any seasonal borrowing requirements that may be imposed by the sales patterns which are characteristic of the footwear industry. At year-end 1996, the Company's available lines of credit total $70 million, of which $10 million is formally committed by agreement. During fiscal 1996, the Company's borrowings averaged $9.2 million compared to the average borrowings of $10.6 million in 1995. No short-term borrowings were outstanding at the end of 1996 or 1995. At November 29, 1996, the Company had no long-term debt as the final payment on the Company's Senior Notes will be made during 1997.

        During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 defines a fair-value method of accounting for employee stock options or similar equity instruments and encourages companies to adopt that method of accounting beginning in the Company's 1997 fiscal year. However, FAS 123 also allows companies to continue to use the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company expects to continue to account for stock options and purchases in accordance with APB 25, but beginning in fiscal 1997, will also make proforma disclosures of net income and earnings per share as if the fair-value-based method of accounting defined in FAS 123 had been applied.

--------------------------------------------------------------------------------
                    Consolidated Balance Sheets
--------------------------------------------------------------------------------

(in thousands,
except for share data)                             1996                1995
--------------------------------------------------------------------------------

ASSETS
Current Assets:
Cash and cash equivalents                        $ 57,269             $ 28,130
Short-term investments                             34,611               26,211
Accounts and notes receivable,
    less allowances of $7,172 in 1996
    and $7,139 in 1995                             44,866               48,066
Inventories                                       119,087              145,498
Deferred income taxes                              33,120               39,277
Prepaid expenses                                    7,175                5,181
                                         -----------------   ------------------
    Total current assets                          296,128              292,363
Property and equipment, net                        52,894               60,434
Other assets, net                                  14,009               12,485
Goodwill, net                                       1,299                1,334
                                         =================   ==================
    Total assets                                 $364,330             $366,616
                                         =================   ==================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt                  833                  833
Accounts payable                                   25,488               22,963
Income taxes payable                               25,618               19,492
Accrued expenses and other liabilities             42,592               44,290
                                         -----------------   ------------------
    Total current liabilities                      94,531               87,578
Deferred income taxes                               8,275               10,749
Long-term debt                                          -                  833
Stockholders' Equity:
Preferred stock, $1 par value -
    1,000,000 shares authorized;
    Issued - none                                       -                    -
Common stock, $.25 par value -
    135,000,000 shares authorized;
    Issued - 56,946,544                            14,237               14,237
Capital in excess of par value                     22,778               23,006
Retained earnings                                 316,142              323,566
                                         -----------------   ------------------
                                                  353,157              360,809
Less cost of 7,279,457 shares
    of common stock held in
    treasury (7,416,037 in 1995)                  (91,633)             (93,353)
                                         -----------------   ------------------
    Total stockholders' equity                    261,524              267,456
                                         -----------------   ------------------
    Total liabilities and
      stockholders' equity                       $364,330             $366,616
                                         =================   ==================

                    The   accompanying   notes  are  an  integral  part  of  the
                     consolidated financial statements.

================================================================================
                       CONSOLIDATED STATEMENTS OF INCOME
================================================================================


(in thousands,                                        Years Ended
                                      ------------------------------------------
except for per share date)              1996          1995            1994
--------------------------------------------------------------------------------


Net sales                             $448,297      $496,432         $523,877
Cost of sales                          295,292       332,102          326,643
Selling and administrative expenses    151,642       164,165          165,350
Nonrecurring charges                     -            16,573             -
                                    -----------   -----------     ------------


Operating income (loss)                  1,363       (16,408)          31,884


Investment income                        3,713         3,363            3,074
Interest expense                          (701)       (1,034)            (538)
Other income (expense), net             (1,348)       (3,986)          (1,878)
                                   ------------   -----------     ------------


Income (loss) before income taxes        3,027       (18,065)          32,542


Provision for (benefit from)
    income taxes                           528        (9,635)          12,744
                                   ------------   -----------      -----------


Net income (loss)                     $  2,499      $ (8,430)        $ 19,798
                                   ============   ===========      ===========


Net income (loss) per share
    of common stock                   $    .05     $   (.17)         $    .40
                                   ============   ===========     ============


Average common shares and
    common equivalents outstanding      49,909         49,780          49,904
                                   ============  ============     ============


                  The   accompanying   notes  are  an   integral   part  of  the
                   consolidated financial statements.

                         CONSOLIDATED STATEMENT OF CASH FLOWS
                                                          Years Ended
                                              ----------------------------------
(in thousands)                                   1996        1995         1994
-------------------------------------------------------------------------------------------------------
CASH WAS PROVIDED FROM (USED FOR)
OPERATIONS:
    Net income (loss)                           $  2,499    $(8,430)    $19,798
    Adjustments to reconcile to net cash provided from operations:
    Depreciation and amortization                  9,698     10,860       8,486
    Impairment of long-term assets                 4,038      1,972          -
    Deferred income taxes                          3,683     (3,414)     (4,825)
    Compensation expense related to executive
      stock plans                                    484        846       1,182
    Equity in loss (earnings) of affiliate         1,092       (150)     (1,226)
    Loss (gain) related to long-term investments  (1,235)         2        (516)
    Loss on disposal of property and equipment     2,451      1,797       1,981
    Changes in:
      Accounts and notes receivable                3,200     15,337      11,781
      Inventories                                 26,411     11,330     (20,895)
      Prepaid expenses                            (1,994)      (454)       (618)
      Long-term notes receivable                     143        915         157
      Accounts payable, income taxes, accrued
       expenses and other current liabilities      8,082     (4,992)     (6,938)
                                                 --------   --------   ---------
      Net cash provided from operations           58,552     25,619       8,367
                                                 --------   --------   ---------
INVESTMENTS:
    Short-term investments                        (8,400)     4,323      35,111
    Additions to property and equipment           (7,784)   (22,301)     (8,522)
    Proceeds from sales of property and equipment    354         87           6
    Distributions and dividends from long-term
       investments                                 4,334        261       2,700
    Purchase of noncurrent marketable securities  (7,091)        -           -
    Acquisition of business                          -       (5,308)         -
    Decrease (increase) in other assets               94         82         (14)
                                                ---------  ---------   ---------
      Net cash provided from (used for)
         investments                             (18,493)   (22,856)     29,281
                                                ---------  ---------   ---------
FINANCING:
    Long-term debt payments                         (833)      (833)       (833)
    Proceeds from sale of stock under stock plans     28      1,525          12
    Tax benefit (provision) in connection with
         stock plans                                (199)        75         276
    Repurchase of common stock                        -      (2,006)    (11,482)
    Cash dividends paid                           (9,916)   (18,807)    (18,971)
                                                ---------  ---------   ---------
      Net cash used for financing                (10,920)   (20,046)    (30,998)
                                                ---------  ---------   ---------
NET INCREASE (DECREASE) IN CASH
        AND CASH EQUIVALENTS                      29,139    (17,283)      6,650
      Cash and cash equivalents at beginning
         of the year                              28,130     45,413      38,763
                                                ---------  ---------   ---------
      Cash and cash equivalents the end
         of the year                             $57,269    $28,130     $45,413
                                                =========  =========   =========

         The accompanying notes are an integral part of the consolidated financial statements.

================================================================================
                 CONSOLIDATED STATEMENTS OF CHANGES
================================================================================
                          IN STOCKHOLDERS'

                                                Capital in
(in thousands,                       Common     Excess of    Retained   Treasury
except for share data)               Stock      Par Value    Earnings   Stock
------------------------------------------------------------------------------------------------------

Balance, December 3, 1993           $14,237      $23,710     $347,677  $(83,151)
Net income                                                     19,798
Issuance of 52,477 common shares
    under executive stock plans                     (321)                   660
Tax benefit in connection with
    stock plans                                      276
Repurchase of 814,400 shares of
    common stock                                                        (11,482)
Cash dividends on common stock,
    $.38 per share                                            (18,898)
                                    ---------   ---------    --------- ---------
Balance, December 2, 1994             14,237      23,665      348,577   (93,973)

Net loss                                                       (8,430)
Issuance of 54,576 common shares
    under executive stock plans                     (310)                   690
Issuance of 153,000 common shares
    under employee stock plan                       (424)                 1,936
Tax benefit in connection with
    stock plans                                       75
Repurchase of 195,000 shares of
    common stock                                                         (2,006)
Cash dividends on common stock,
    $.335 per share                                           (16,581)
                                    ---------   ----------  ---------- ---------
Balance, December 1, 1995             14,237       23,006     323,566   (93,353)

Net income                                                      2,499
Issuance of 136,580 common shares
    under executive stock plans                       (29)                1,720
Tax provision in connection with
    stock plans                                      (199)
Cash dividends on common stock,
    $.20 per share                                             (9,923)
                                    ----------  ----------  ----------- --------
Balance, November 29, 1996            $14,237     $22,778    $316,142  $(91,633)
                                    ==========  ==========  =========== ========

          The   accompanying   notes  are  an  integral   part  of  the
                consolidated financial statements.

================================================================================

================================================================================
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation-The consolidated financial statements of The Stride Rite Corporation include the accounts of the Company and all its wholly-owned subsidiaries. Intercompany transactions between the Company and its consolidated subsidiaries have been eliminated. The Company's investment in an unconsolidated, 49.5% owned affiliate is accounted for in the consolidated financial statements using the equity method of accounting. Under this method, the Company's share of the affiliate's income or loss is included in the consolidated statement of income. Earnings related to transactions between the affiliate and the Company's consolidated subsidiaries are deferred until merchandise is resold by those subsidiaries. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the fiscal 1996 presentation.

Fiscal Year-The Company's fiscal year ends on the Friday closest to November 30 in each year. Fiscal years 1996, 1995 and 1994 ended on November 29, 1996, December 1, 1995 and December 2, 1994, respectively.

Cash Equivalents, Short-term Investments and Marketable Securities - Cash equivalents represent highly liquid investments, including repurchase agreements, with a maturity of three months or less at the time of purchase. Due to the short-term nature of repurchase agreements, the Company does not take possession of the securities, which are instead held in the Company's safekeeping account by its banks. For these investments, the value of the collateral is at least equal to the amount of the repurchase agreements.
Short-term investments, representing commercial paper with a high investment grade, bank certificates of deposit and tax-exempt debt instruments with a maturity of between three months and one year, are stated at cost, which, due to their short-term nature, approximates fair value. Noncurrent marketable securities, representing funds invested in intermediate-term, fixed income instrument with maturities greater than one year, are stated at fair value.

Financial Instruments-Financial instruments consist principally of cash, short-term investments, intermediate-term investments, trade receivables and payables and long-term debt. The Company places its investments in highly rated financial institutions and investment grade, short-term financial instruments, which limits the amount of credit exposure. The Company sells footwear to numerous retailers. Historically, the Company has not experienced significant losses related to investments or trade receivables. The Company's exposure to foreign exchange risk is limited through dollar denominated transactions. The Company does not enter into derivative financial instruments such as futures, forward or option contracts. The Company calculates the fair value of all financial instruments and includes this additional information in the consolidated financial statements when the fair value is different than book value. The Company uses quoted market prices, when available, to calculate these fair values.

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

Goodwill and Trademarks - Goodwill represents the excess of the amount paid over the fair value of net assets acquired. Trademark rights are stated at acquisition cost. These assets are amortized on a straight-line basis primarily over a 25-year period. The carrying value of these intangible assets is periodically reviewed by the Company and, if necessary, impairments of values are recognized. If there is a permanent impairment in the carrying value of goodwill, trademarks or other intangible assets, the amount of such impairment is computed by comparing the anticipated discounted future operating income of the acquired business or trademark to the carrying value of the assets. In performing this analysis, the Company considers current results and trends, future prospects and other economic factors.

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

2.  NONRECURRING CHARGES

     In November, 1995, the Company announced several initiatives to reduce future operating costs and to realign certain product lines and business units. The actions included the closing of a children's shoe manufacturing facility, the closure of 48 underperforming retail locations and the elimination of certain administrative positions. In connection with these initiatives, the Company recorded pre-tax nonrecurring charges of $16,573,000 ($9,972,000, net of tax benefits, or $.20 per share) during fiscal 1995. The nonrecurring charges included $3,680,000 related to the cost of severing approximately 600 associates, $5,946,000 in estimated termination costs related to leases and $6,947,000 in reserves to adjust the carrying values of associated assets to estimated realizable values. During fiscal 1996, the Company completed the majority of the restructuring efforts contemplated in the nonrecurring charge including the closing of its Fulton, Missouri manufacturing facility and the closure of 33 underperforming retail locations. Additional store closings are expected in fiscal 1997 in accordance with the restructuring initiatives.

     In fiscal 1992, the Company's operating results included the accrual of $18,319,000 in pre-tax nonrecurring charges which were primarily related to the decision to consolidate and relocate two Massachusetts distribution centers to a new facility in Louisville, Kentucky. The nonrecurring charges included the estimated costs of severance, relocation, training and other expenses associated with the move to the new facility, as well as estimated losses on the disposal of property and equipment. The Company completed construction of the facility in December 1993 and began shipping Keds products from the new distribution center in January 1994, after closing its New Bedford, Massachusetts warehouse. The Company's 1994 results were negatively impacted by shipping delays and other start-up difficulties at the new facility. After correcting the initial problems, the Company began distributing Sperry Top-Sider products from the Kentucky facility in August 1995 and will distribute products for the new Tommy Hilfiger(R) footwear business beginning in January 1997. The Company had delayed the complete closing of its Boston, Massachusetts facility, which currently distributes Stride Rite children's products, because of the Kentucky facility's start-up difficulties and increased service demands from retailers. On January 21, 1997, the Company entered into a lease for a 263,000 square foot facility in Huntington, Indiana and is planning to transfer the distribution function for Stride Rite branded products to the new facility in the fourth quarter of fiscal 1997.

     The following table summarizes activity during the three years ended November 29, 1996 with respect to the nonrecurring charges established in fiscal 1992 and 1995:


(in thousands)                            1996          1995          1994
--------------------------------------------------------------------------------


   Balance at beginning of year            $17,257       $7,416       $15,276

   Unanticipated start-up expenses               -        2,902         6,811

   Nonrecurring charges                          -       16,573             -

   Amounts charged against accrual         (7,677)       (9,634)      (14,671)
                                       -----------   -----------  ------------

    Balance at end of year                 $ 9,580      $17,257      $  7,416
                                       ============  ===========  ============



The balance of $9,580,000, which remains in accrued expenses as of November 29, 1996, relates to the costs of severing associates of the Boston distribution facility and the affected retail stores, the estimated termination costs related to store leases and adjustments to the carrying value of property and equipment involved in the initiatives.

3.  INVENTORIES

     The cost of inventories at November 29, 1996 and December 1, 1995 was determined primarily on a last-in, first-out (LIFO) basis. A summary of inventory values is as follows:

(in thousands)                             1996              1995
------------------------------------------------------------------

   Finished goods                      $115,468          $141,914

   Work in process                          615               863

   Raw materials                          3,004             2,721
                               -----------------  ----------------
                                       $119,087          $145,498
                               =================  ================

     During 1996, the LIFO reserve increased by $103,000 to $22,831,000 at November 29, 1996. If all inventories had been valued on a FIFO basis, net income would have been higher by $90,000 (less than $.01 per share) in 1996. The LIFO reserve increased by $1,339,000 in 1995 and decreased by $1,539,000 in fiscal 1994. If all inventories had been valued on a FIFO basis, net income would have been increased in 1995 by $806,000 ($.02 per share) and decreased in 1994 by $906,000 ($.02 per share).

     During 1996 and 1995, reductions in certain inventory quantities resulted in the sale of products carried at costs prevailing in prior years which were different than current costs. As a result of these inventory reductions, net income was increased by $1,874,000 ($.04 per share) and $491,000 ($.01 per share) in 1996 and 1995, respectively.

4.  PROPERTY AND EQUIPMENT

     The components of property and equipment at November 29, 1996 and December 1, 1995 and the range of asset lives used in depreciation calculations for each asset category are as follows:

                                      Range of
(in thousands)                      Useful Lives        1996         1995
-------------------------------------------------------------------------------

Land and improvements                10 years         $  3,667     $  3,632
Buildings and improvements           12-45 years        17,439       17,321
Machinery, equipment,
   computer software and fixtures    3-15 years         46,382       49,207
Leaseholds and leasehold
   improvements                      5-15 years         11,190       17,753
                                                   ------------  -----------
                                                        78,678       87,913
Less accumulated
depreciation and amortization                         (25,784)     (27,479)
                                                   ------------  -----------
                                                       $52,894      $60,434
                                                   ============  ===========

5.  OTHER ASSETS

         As of November 29, 1996 and December 1, 1995, other assets includes the following:

(in thousands)                               1996                1995
-------------------------------------------------------------------------------


Limited partnership                      $    331            $  1,071
Joint venture manufacturing facility        2,408               5,859
Marketable securities                       7,091                   -
Trademark rights and other
   intangible assets, net                   1,827               2,874
Other                                       2,352               2,681
                                        ==========        ============
                                         $ 14,009            $ 12,485
                                        ==========        ============


         In 1986, the Company agreed to invest $5,000,000 in a limited partnership which is authorized to make investments in assets and securities of all kinds. Cash distributions are made to the limited partners as investments are sold. In fiscal 1996, 1995 and 1994, the Company recognized gains of $1,235,000, $78,000 and $516,000, respectively, due to the sale of certain investments by the limited partnership. The Company's investment in this limited partnership is accounted for under the cost method. The fair value of this investment as of September 30, 1996, the latest valuation as determined by the General Partner, totaled approximately $835,000.

         During 1988 and 1989, the Company invested a total of $1,948,000 in a joint venture, which is accounted for under the equity method, with a foreign manufacturer to construct and operate a footwear manufacturing facility in Thailand. The consolidated statements of income include a loss of $1,092,000 in 1996 and income of $150,000 in 1995 and $1,226,000 in 1994, representing the
Company's share of the joint venture's operating results in those years. The joint venture paid cash dividends to each shareholder of $2,359,000 in 1996 and $1,275,000 in 1994, which reduced the carrying value of the Company's investment.

         In 1996, the Company invested $10,000,000 in intermediate-term, fixed income securities using an outside investment advisory firm. Other assets at November 29, 1996 includes $7,091,000, representing the fair value of the noncurrent portion of this investment.

6.  DEBT

     The Company utilizes short-term bank loans to finance seasonal working capital requirements. Banks have extended lines of credit to the Company amounting to $70 million, of which $10 million is formally committed by agreement. Compensation for these lines is paid with fees, which are computed on the committed amount. During fiscal 1996, 1995, and 1994, borrowings under these lines averaged $9,173,000, $10,622,000 and $1,402,000, respectively, with a maximum amount outstanding of $33,500,000 in 1996, $34,800,000 in 1995 and $17,400,000 in 1994. The weighted average interest rate paid on these borrowings during the year was 5.9% in 1996, 6.3% in 1995 and 4.6% in 1994. No short-term borrowings were outstanding on November 29, 1996 or December 1, 1995.

    Long-term debt at December 1, 1995 ($833,000) represented loans due to several institutional lenders in connection with the Company's 8.45% Senior Notes. The final required mandatory prepayment under the Senior Notes is due in November 1997 and is included in current liabilities.

    Interest payments amounted to $714,000, $896,000 and $354,000 in fiscal 1996, 1995 and 1994, respectively.

7.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities at November 29, 1996 and December 1, 1995 consist of the following:

(in thousands)                                             1996            1995
--------------------------------------------------------------------------------

Salaries, wages and commissions                        $  7,626        $  8,890
Nonrecurring charges                                      9,580          17,257
Advertising                                               3,919           4,335
Deferred U.S. Customs duties                              6,910           3,972
Dividends                                                 2,483           2,476
Other liabilities                                        12,074           7,360
                                                 ===============  ==============
                                                       $ 42,592        $ 44,290
                                                 ===============  ==============

8.  LEASES

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

     Rent expense for operating leases for the three years in the period ended November 29, 1996 was as follows:

(in thousands)                          1996           1995            1994
----------------------------------------------------------------------------

Base rent                            $16,693        $15,983         $14,230
Additional rent                        1,168          1,750           1,537
Less rental from subleases            (1,552)        (2,119)         (2,488)
                               ============== ==============  ==============
                                     $16,309        $15,614         $13,279
                               ============== ==============  ==============

    The future minimum rental payments for all non-cancelable operating leases and the amounts due from tenants on related subleases at November 29, 1996 are as follows:



1997                                                                $11,195
1998                                                                  9,894
1999                                                                  8,504
2000                                                                  7,423
2001                                                                  6,703
Later years                                                          24,174
                                                              --------------
Total minimum rental payments                                        67,893
Less rental due from subleases                                      (4,212)
                                                              --------------
                                                                    $63,681
                                                              ==============

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

     Pension expense, including amortization of prior service costs over the remaining service periods of active associates and the remaining lives of vested and retired associates, consists of the following:

(in thousands)                                    1996        1995        1994
-------------------------------------------------------------------------------

Service cost-benefit earned during the period   $1,774      $1,274      $1,423
Interest cost on benefit obligations             2,498       2,319       2,143
Actual return on plan assets                    (5,443)     (7,532)     (1,127)
Amortization and deferral, net                   2,221       4,612      (1,659)
                                              =================================
                                                $1,050      $  673      $  780
                                              =================================

The accrued pension liability in the Company's consolidated balance sheets at November 29, 1996 and December 1, 1995 includes the following:

(in thousands)                                        1996          1995
-------------------------------------------------------------------------

Fair market value of plan assets                   $40,041       $36,132
Projected benefit obligations                       37,386        35,240
                                             ----------------------------
Excess assets                                        2,655           892
Unrecognized prior service cost                        505           366
Unrecognized net gain                              (3,239)         (124)
Unrecognized net asset                             (1,146)       (1,438)
                                             ============================
                                                  $(1,225)      $  (304)
                                             ============================

================================================================================

================================================================================
    At November 29, 1996, the accumulated benefit obligation, which represents the actuarial present value of the Company's pension obligation if the plans were to be discontinued, totaled $31,638,000, including a vested benefit obligation of $30,723,000. The accumulated benefit obligation at December 1, 1995 was $29,677,000, including a vested benefit obligation of $28,918,000. In each year, a discount rate of 7% and an annual compensation increase at the rate of 5% were assumed to determine these liabilities.

    During fiscal 1996 and 1995, approximately 65% of the plan assets were invested in equity investments with the remaining 35% in fixed income securities. The expected long-term rate of return, net of related expenses, on plan assets is 9% for both 1996 and 1995.

     The Company's  savings and  investment  plans,  which are  qualified  under
Section 401(k) of the Internal Revenue Code of 1986, as amended, enable eligible associates to defer a portion of their salary to be held by the trustees of the plans. The Company makes an additional contribution to the plans equal to a maximum of 25% of the first 6% of savings by each participant. During fiscal 1996, 1995 and 1994, this contribution amounted to $495,000, $544,000 and $607,000, respectively.

10.  STOCK PURCHASE AND OPTION PLANS

     An Employee Stock Purchase Plan, as amended, permits eligible associates to elect to subscribe for an aggregate of 5,640,000 shares of common stock of the Company. Under the Plan, participating associates may authorize the Company to withhold either 2.5% or 5% of their earnings for a one-or two-year payment period for the purchase of shares. At the conclusion of the period, associates may purchase shares at the lesser of 85% of the market value of the Company's common stock on either their entry date into the Plan or ten days prior to the end of the payment period. The Board of Directors may set a minimum price for the stock. For the payment period which ended in fiscal 1995, 153,000 shares were issued under the Plan for an aggregate amount of $1,512,000. Funds are currently being withheld from 414 participating associates during a payment period ending October 31, 1997. As of November 29, 1996, $804,000 has been withheld from associates' earnings and, if all participants had been allowed to exercise their stock purchase rights at that date, approximately 94,600 shares could have been purchased at a price of $8.50 per share. At November 29, 1996, a total of 4,945,281 shares had been purchased under the Plan and 694,719 shares are available for purchase by participating associates.

     Under the 1994 Non-Employee Director Stock Ownership Plan, awards of common stock and options to purchase common stock shall be granted to any director who is not an employee of the Company in accordance with the provisions of the Plan. An aggregate of 100,000 shares is authorized for issuance under the Plan. Options to purchase common stock are granted at a price equal to the closing price of the Company's common stock on the date the option is granted. Each non-employee director is granted an option to purchase 5,000 shares of common stock upon his or her initial appointment or election to the Board and an annual award of 500 shares of common stock. Options have a term of ten years and are non-transferable. Under the Plan, options become exercisable over a three-year period and must be paid for in full at the time of exercise. Under the terms of the Plan, the Company awarded 3,000, 3,500 and 3,500 shares of common stock during 1996, 1995 and 1994, respectively.

     In April 1995, the Company's shareholders approved The Stride Rite Corporation 1995 Long-Term Growth Incentive Plan (the "1995 Incentive Plan"). Under the Plan, options to purchase common stock and stock awards of up to an aggregate of 2,400,000 shares of the Company's common stock may be granted to officers and other key associates. The option price of the shares may not be less than the fair market value of the Company's common stock at the date of grant. Options under the Plan will generally vest over a three-year period and the rights to purchase common shares expire ten years following the date of grant. In fiscal 1996 and 1995, 109 and 102 associates, respectively, held outstanding rights under the Plan. Stock awards, which are limited to 200,000 shares in the Plan, generally vest over a five-year period. During fiscal 1996, a stock award of 20,779 shares was made under the Plan to one individual.

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

    The Company's Key Executive Long-Term Incentive Plan was also terminated in fiscal 1995. Under the Plan, income goals were established for three-year cycles and a certain number of performance shares, which were equivalent in value to the Company's common stock, were granted to each participant. Payments under the Plan, which were made in cash, Company common stock, or a combination of both, were based on the income achieved by the Company in relation to the goal established for each cycle. The Company charged to compensation expense the costs associated with the Plan. The Company issued 3,706 shares to two individuals in 1994 as a result of performance against the goal for the cycle which ended in 1993.

    Prior to fiscal 1994, the purchase price for all rights granted under the 1975 Plan was at par value as of the date of grant. The purchase prices on stock options granted under all Plans during the three years ended November 29, 1996 were as follows:

                         1996                 1995                1994
--------------------------------------------------------------------------------

Range of prices     $7.75 to $9.63       $.25 to $14.50       $.25 to $15.88
Average price           $8.15                $11.69                $8.26

The activity in stock options with respect to all plans for the three years in the period ended November 29, 1996 was as follows:

                                           1996           1995        1994
-----------------------------------------------------------------------------

Outstanding at beginning of year      1,267,916        834,996       408,323
Granted                               1,072,800        638,400       580,150
Canceled                               (418,553)      (154,404)     (108,206)
Exercised                              (112,801)       (51,076)      (45,271)
                                  ==============   ============  ============
Outstanding at end of year            1,809,362      1,267,916       834,996
                                  ==============   ============  ============


     The purchase price for all options exercised during the three years ended November 29, 1996 was $.25 per share. Options to purchase 549,197, 607,466 and 603,196 shares were exercisable as of November 29, 1996, December 1, 1995 and December 2, 1994, respectively. At November 29, 1996, stock awards and options to purchase a total of 5,458,424 shares had been granted under all plans and rights to purchase an additional 1,125,889 shares (1,964,350 shares at December 1, 1995) could be granted.

     Stock options are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, no compensation cost has been recorded in connection with fair market value stock option grants under the Company's stock option plans and its employee stock purchase plan. During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 defines a fair-value method of accounting for employee stock options or similar equity instruments and encourages companies to adopt that method of accounting beginning in the Company's 1997 fiscal year. However, FAS 123 also allows companies to continue to use the intrinsic value method of accounting prescribed by APB 25. The Company expects to continue to account for stock options and purchases in accordance with APB 25, but beginning in fiscal 1997 will also make proforma disclosures of net income and earnings per share as if the fair-value method of accounting defined in FAS 123 had been applied.


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

    The rights, which have no voting power, expire on July 17, 1997. Preferred stock purchase rights outstanding at November 29, 1996, December 1, 1995 and December 2, 1994 totaled 6,208,386, 6,191,313 and 6,189,741, respectively.

12.  LITIGATION

     The Company is a party to various litigation arising in the normal course of business. Having considered facts which have been ascertained and opinions of counsel handling these matters, management does not believe the ultimate resolution of such litigation will have a material adverse effect on the Company's financial position or results of operation.

13.  INCOME TAXES

     The provision for (benefit from) income taxes, which is computed under FAS No. 109, consists of the following for the three years in the period ended November 29, 1996:

(in thousands                      1996               1995              1994
-----------------------------------------------------------------------------

Current:
     Federal                   $(2,428)           $(6,300)           $12,094
     State                        (727)                 79             5,211
                         ---------------   ----------------  ----------------
                                (3,155)            (6,221)            17,305
                         ---------------   ----------------  ----------------
Deferred:
     Federal                      2,537            (1,994)           (3,711)
     State                        1,146            (1,420)             (850)
                         ---------------   ----------------  ----------------
                                  3,683            (3,414)           (4,561)
                         ---------------   ----------------  ----------------
                                $   528           $(9,635)           $12,744
                         ===============   ================  ================



     Net deferred tax assets as of November 29, 1996 and December 1, 1995 have the following significant components:

(in thousands)                                             1996           1995
-------------------------------------------------------------------------------

Deferred tax assets:
     Inventory valuation reserves                      $  6,464       $  9,520
     Nonrecurring charges                                 4,800          8,472
     Accounts receivable allowances                       3,827          3,196
     Compensation accruals                                3,894          3,477
     Other accounting reserves and accruals              14,135         14,612
                                                   ------------- --------------
                                                         33,120         39,277
                                                   ------------- --------------
Deferred tax liabilities:
     Undistributed earnings of foreign affiliates           180          1,685
     Depreciation and amortization                        6,563          6,236
     Other items                                          1,532          2,828
                                                   ------------- --------------
                                                          8,275         10,749
                                                   ------------- --------------
                                                       $ 24,845       $ 28,528
                                                   ============= ==============


    A valuation allowance has not been assigned to the deferred tax assets since management believes it is more likely than not that the Company will fully realize the benefits of such tax assets.

    The effective income tax rate differs from the statutory federal income tax rate as follows:

                                                    1996       1995       1994
-------------------------------------------------------------------------------

Statutory federal tax rate                          35.0%     (35.0)      35.0%
State income taxes, net of federal tax benefit       9.0       (4.8)       8.7
Tax benefit from manufacturing operations
     in Puerto Rico                                    -          -       (1.1)
Tax benefit related to company-owned life
     insurance program                             (29.8)     (14.0)      (4.3)
Other                                                3.2        0.5        0.9
                                                --------- ----------  ---------

Effective income tax rate                           17.4%     (53.3)%     39.2%
                                                ========= ==========  =========



During 1996, the Company received a net refund of $9,085,000 as a result of the loss incurred in fiscal 1995. Payments of income taxes amounted to $13,565,000 and $22,115,000 in 1995 and 1994, respectively.

14.  ACQUISITION

     On January 11, 1995, the Company purchased for $5,308,000 certain assets, including inventory, tradenames, patents and other intangible assets, associated with the University Brands division of Genesco, Inc. University Brands sold children's footwear under the Toddler University(R), Kids University(R) and Street Hot(R) brands. The acquisition has been recorded using the purchase method of accounting. Accordingly, the purchase price was allocated to assets based on their estimated fair value as of the date of acquisition. Operating results associated with the acquired brands were not significant during 1996 or 1995. Proforma financial information for fiscal 1994 has not been presented because the amounts were immaterial to the 1994 consolidated results of operations. As part of the business realignments described in Note 2 to the consolidated financial statements, the carrying value of the tradenames and other intangible assets resulting from the acquisition, amounting to $1,972,000, was expensed as a nonrecurring charge due to the limited success of selling efforts associated with the acquired brands and impaired value of the assets.

15. QUARTERLY DATA (UNAUDITED)

     The following table provides quarterly data for the fiscal years ended November 29, 1996 and December 1, 1995.


(in thousands, except
for per share data)      First          Second          Third          Fourth
-----------------------------------------------------------------------------------

1996

Net sales              $118,899       $124,185        $123,540        $81,673
Gross profit             39,753         42,929          43,473         26,850
Net income (loss)         1,378          3,012           3,193        (5,084)
Per common share:
  Net income (loss)         .03            .06             .06          (.10)
  Dividends                 .05            .05             .05            .05


                      First          Second          Third           Fourth
-------------------------------------------------------------------------------

1995

Net sales             $134,772       $144,386      $139,140         $78,134
Gross profit            50,598         51,844        47,972          13,916
Net income (loss)        4,975          4,001         3,487         (20,893)
Per common share:
  Net income (loss)        .10            .08           .07            (.42)
  Dividends               .095           .095          .095             .05




Net income (loss) for the fourth quarter of 1995 included a nonrecurring charge of $16,573,000 ($9,972,000 net of income taxes or $.20 per share) related to the product and business unit realignments which are described in Note 2 to the consolidated financial statements.

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

     The control environment is complemented by the Company's internal auditors who perform audits and evaluate the adequacy of and the adherence to these controls, policies and procedures. In addition, the Company's independent public accountants have developed an understanding of our accounting and financial controls and have conducted such tests as they consider necessary to support their report on the company's financial statements.

     The Board of Directors pursues its oversight role for the financial statements through the Audit Committee, which consists solely of outside directors. The Audit Committee meets regularly with management, the corporate internal auditors and the Company's independent accountants, Coopers & Lybrand L.L.P., to review management's process of implementation and administration of internal accounting controls, and auditing and financial reporting matters. The independent and internal auditors have unrestricted access to the Audit Committee.

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






/s/ Robert C. Siegel       /s/ John R. Ranelli        /s/ John M. Kelliher
Robert C. Siegel           John R. Ranelli            John M. Kelliher
Chairman of the Board of   Executive Vice President,  Vice President, Finance
Directors, President and   Finance and Operations     Treasurer and Controller
Chief Executive Officer

REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and Directors
The Stride Rite Corporation:

     We have audited the accompanying consolidated balance sheets of The Stride Rite Corporation as of November 29, 1996 and December 1, 1995, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended November 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Stride Rite Corporation as of November 29, 1996 and December 1, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 29, 1996, in conformity with generally accepted accounting principles.





Boston, Massachusetts                          /s/Coopers & Lybrand L.L.P.
January 7, 1997                                COOPERS & LYBRAND L.L.P

                            ABOUT STRIDE RITE

The Stride Rite Corporation is the leading marketer of high quality children's footwear in the United States and is a major marketer of athletic and casual footwear for children and adults.

    The Company markets children's footwear under the trademarks STRIDE RITE(R), KEDS(R) and STREET HOT(R). Boating shoes and outdoor recreational and casual footwear are marketed under the Company's SPERRY TOP-SIDER(R) trademark. In addition, casual and athletic footwear are marketed under the Company's KEDS(R), PRO-KEDS(R) and GRASSHOPPERS(R) trademarks. Beginning in Spring 1997, a line of premium men's casual and athletic footwear will be marketed through a licensing agreement with the TOMMY HILFIGER(R) Corporation.

     The Company also markets its products directly to consumers by selling children's footwear through 129 of its own Stride Rite(R) Bootery stores, four Great Feet(TM) concept stores and 60 leased departments within leading department stores. Products of the Company's brands are also sold directly to consumers in 19 manufacturers' outlet stores and one Keds(R) retail concept store.

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

BOARD OF DIRECTORS

Robert C. Siegel
Chairman of the Board of Directors,
President and Chief Executive Officer

Donald R. Gant
Limited Partner, The Goldman Sachs Group, L.P.

Margaret A. McKenna
President, Lesley College

Frank R. Mori
President and Chief Executive Officer,
Takihyo, Inc.

Robert L. Seelert
Chief Executive Officer, Cordiant plc

Myles J. Slosberg
Attorney and Former Executive Vice
President of the Company

W. Paul Tippett, Jr.
Principal, Ann Arbor Partners

Jeanette S. Wagner
President, Estee Lauder International, Inc.


COMMITTEES OF THE BOARD

AUDIT COMMITTEE                      INVESTMENT COMMITTEE
Robert L. Seelert*                   Myles J. Slosberg*
Frank R. Mori                        Robert L. Seelert
Myles J. Slosberg                    W. Paul Tippett, Jr.
Jeanette S. Wagner

COMPENSATION COMMITTEE               COMMITTEE ON THE BOARD
Margaret A. McKenna*                 Donald R. Gant*
Donald R. Gant                       Margaret A. McKenna
W. Paul Tippett, Jr.                 Frank R. Mori
Jeanette S. Wagner                   W. Paul Tippett, Jr.

* Signifies Chairperson

CORPORATE DATA
SENIOR MANAGEMENT

Robert C. Siegel
Chairman of the Board of Directors,
President and Chief Executive Officer

John R. Ranelli
Executive Vice President,
Finance and Operations

Joseph T. Barrell
Vice President, Global Logistics

Howard B. Collins, Jr.
President, Stride Rite Sourcing International, Inc.

Karen K. Crider
General Counsel, Secretary and Clerk

Dennis Garro
President, Retail Division

Patrick J. Hogan
Vice President and General Manager,
Tommy Hilfiger(R) Footwear, Inc.

Joanna M. Jacobson
President, The Keds Corporation

Lorie M. Karnath
Vice President, Licensing, Strategic Planning
Mergers and Acquisitions and Corporate Communications

John M. Kelliher
Vice President, Finance,
Treasurer and Controller

Robert B. Moore, Jr.
President, Sperry Top-Sider, Inc.

C. Madison Riley III
Vice President and General Manager,
Stride Rite International Corp.

Gerrald B. Silverman
Senior Vice President, Sales
The Keds Corporation

Diane M. Sullivan
President, Stride Rite Children's Group, Inc.

EXECUTIVE OFFICES
191 Spring Street
P.O. Box 9191
Lexington, Massachusetts  02173-9191
(617) 824-6000

MAJOR SUBSIDIARIES

The Keds Corporation
Sperry Top-Sider, Inc.
Stride Rite Canada Limited
Stride Rite Children's Group, Inc.
Stride Rite Europe, S.A.R.L.
Stride Rite International Corp.
Stride Rite Sourcing International, Inc.
Tommy Hilfiger(R) Footwear, Inc.

AUDITORS
Coopers & Lybrand L.L.P.
Boston, Massachusetts


STOCK LISTING
The Stride Rite Corporation's common stock is listed on the New York Stock Exchange and is identified by the symbol SRR.

ANNUAL MEETING
The 1997 Annual Meeting of Stockholders off The Stride Rite Corporation is scheduled to be held on Wednesday, April 23, 1997 at 10:00 a.m. at the company's Corporate Headquarters, 191 Spring Street, Lexington, Massachusetts.

TRANSFER AGENT, REGISTRAR, DIVIDEND DISBURSING AGENT AND AUTOMATIC DIVIDEND REINVESTMENT AND STOCK PURCHASE PLANS. Communication concerning transfer requirements, address changes, dividend reinvestment and stock purchase plan enrollment, and lost certificates should be addressed to:

  The First National Bank of Boston
  c/o Boston Equiserve
  P.O. Box 8040
  Boston, MA  02266-8040

The telephone number is (617) 575-3170.

FORM 10-K
The Stride Rite Corporation's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request and may be obtained by writing to Shareholder Relations at the Company's executive offices.

COMMON STOCK PRICES

                             1996                     1995
Fiscal Quarter               High         Low         High         Low
---------------------------------------------------------------------------

1st                             8 3/4       6 5/8       13 1/8      10 1/2
2nd                            10 3/4       7 7/8       13 1/8      10 3/4
3rd                             9 3/8       6 7/8           12          10
4th                            10 1/4       7 7/8           12       8 1/2

Based on closing prices on the New York Stock Exchange - Composite Tape.

Portions of the information presented include forward-looking statements that involve risks and uncertainties detailed from time to time in the company's filings with the Securities and Exchange Commission which may cause actual results to differ materially from those projected or implied in forward-looking statements including without limitation the factors set forth in Exhibit 99 to the Company's Quarterly Report on Form 10-Q for the period ending March 1, 1996 which are incorporated herein by reference.