Form 10-K, Exhibit 13
period 1997-11-28
STRIDE RITE CORP
filed 1998-02-26
CIK 94887

                              EXHIBIT 13
                      The Stride Rite Corporation

                        SELECTED FINANCIAL DATA

                                1993        1994      1995      1996      1997
--------------------------------------------------------------------------------

OPERATING RESULTS (1)

Net sales                     $582,868    $523,877  $496,432  $448,297  $515,728
Net income (loss) (2)(3)        58,291      19,798   (8,430)     2,499    19,780
Common stock dividends          17,686      18,898    16,581     9,923     9,630
Per common share:
    Net income (loss) (2)(3)      1.15         .40     (.17)       .05       .40
    Cash dividends                 .35         .38      .335       .20       .20

FINANCIAL POSITION (1)

Working capital                243,249     236,628   204,785   201,597   176,263
Total assets                   412,449     396,620   366,616   364,330   343,918
Long-term debt                   2,500       1,667       833   -         -
Stockholders' equity           302,473     292,506   267,456   261,524   242,026
Book value per
    common share                  6.02        5.91      5.40      5.27      5.12

STATISTICS (1)

Return on average equity(2)(3)   20.2%        6.6%    (2.9)%      0.9%      7.8%
Return on sales (2) (3)          10.0%        3.8%    (1.7)%      0.6%      3.8%
Common shares
    outstanding at
    end of year                 50,280      49,518    49,531    49,667    47,316
Number of employees
    at end of year               3,600       3,700     3,600     3,500     2,900
Number of shareholders           4,800       5,100     5,000     4,800     5,100


1.      Financial data is in thousands, except for per share information.
2. Amount in 1993 included a charge of $2,034,000 ($.04 per share) representing the cumulative effect of an accounting change related to income taxes.
3. Amounts included nonrecurring charges of $16,573,000 ($9,972,000, net of income taxes, or $.20 per share) in 1995 and $7,200,000 ($4,274,000, net of income taxes, or $.08 per share) in 1993.






MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The table below and the paragraphs which follow summarize the Company's performance in the last three fiscal years. The Company operates within a very competitive industry. Portions of the information presented in this Annual Report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties (detailed from time to time in the Company's filings with the Securities and Exchange Commission) which may cause actual results to differ materially from those projected or implied in these statements. The risks and uncertainties faced by the Company include, among others, the following: general economic conditions, sudden changes in consumer trends, changes in consumer spending patterns, consumer preference changes for the products of existing competitors, the introduction of new competitors, or difficulties in forecasting operating results due to the cancellation of advance orders by retailers and the variability of reorder demand for the Company's products. The risks listed here are not exhaustive and should be considered with those detailed in the Company's filings with the Securities and Exchange Commission.

         The Company has made substantial progress over the last two years in its efforts to improve operating results and to grow sales revenues. The Company's fiscal 1995 results included nonrecurring charges related to several initiatives to reduce future operating costs and to realign certain product lines and business units. The actions included the closing of a children's shoe manufacturing facility, the closure of 48 underperforming retail locations and the elimination of certain administrative positions. In connection with these initiatives, the Company recorded pre-tax nonrecurring charges of $16.6 million ($10 million, net of tax benefits) during fiscal 1995. The 1995 amounts in the tables below exclude the effect of these nonrecurring charges.

                                                      Percent Change
                                       ----------------------------------------
                                           1997 vs. 1996         1996 vs. 1995
Increase (decrease)
-------------------------------------------------------------------------------

Net sales                                         15.0%                (9.7%)
Gross profit                                      22.6%                (6.9%)
Selling and administrative expenses                3.2%                (7.6%)
Operating income                                2176.1%               726.1%*
Income before income taxes                       954.8%               302.9%*
Net income                                       691.5%                62.1%*

                                                Percent to Net Sales
                                       -----------------------------------------
                                           1997        1996          1995
-------------------------------------------------------------------------------

Gross profit                              36.4%       34.1%         33.1%
Selling and administrative expenses       30.4%       33.8%         33.1%
Operating income                           6.0%        0.3%          0.0%*
Income (loss) before income taxes          6.2%        0.7%         (0.3)%
Net income                                 3.8%        0.6%          0.3%

*Amounts calculated before nonrecurring charges of $16.6M in 1995.


NET SALES

         During fiscal 1997, the Company's consolidated net sales increased $67.4 million or 15% above the sales level achieved in fiscal 1996. Revenues related to the Company's wholesale businesses increased 20%, partially offset by a 4% decrease in retail sales. With respect to the wholesale divisions of the Company, unit shipments of current line merchandise during fiscal 1997 were 7% higher than in 1996 and the fiscal 1997 average selling price increased 10% from 1996, primarily due to changes in the mix of sales between the Company's branded divisions. The higher sales of current line merchandise during 1997 offset a 6% decline in the sales of discontinued products compared to 1996. Excluding the impact of product mix changes, selling price deflation reduced net sales by approximately $1.1 million due in 1997.

         The higher sales in the Company's wholesale businesses in fiscal 1997 were largely caused by the initial shipments of its Tommy Hilfiger(R) footwear division. The Tommy Hilfiger(R) men's product line, which is being marketed under a license agreement with Tommy Hilfiger(R) Licensing, Inc., was introduced to consumers through leading department stores and other specialty retailers on February 1, 1997. The Spring 1997 product line included athletic, sport and casual collections for men. For the Fall season of 1997, the Tommy Hilfiger(R) footwear division introduced outdoor and dress styles for men and delivered an expanded men's athletic product line and a boys' product line for back-to-school selling. In August 1997, the Company was awarded the license to market Tommy Hilfiger(R) footwear for women and girls. The Company expects to introduce the initial women's product line, which will include dress casual, sport and athletic footwear, in approximately 600 locations of leading department stores during the second half of fiscal 1998. The Company will also introduce two other licensed footwear brands in fiscal 1998, Levi's(R) footwear for men and boys in July 1998 and Nine West Kids(TM) footwear for girls in August 1998.

         Sales of the Stride Rite Children's Group to independent dealers, family shoe stores and department stores increased 1% during fiscal 1997 as a 3% increase in the sales of current line merchandise was partially offset by a 25% reduction in revenues related to discontinued products. Sales of the Company's Keds division declined 10% in fiscal 1997 compared to fiscal 1996, following a 22% decrease in fiscal 1996 from fiscal 1995. While approximately 40% of the revenue decrease in 1997 was caused by lower sales of discontinued styles, the Keds children's and women's product lines also saw declines during 1997, with revenues below 1996 by 11% and 5%, respectively. Sales of Keds' basic Champion(R) style, which have been declining for several seasons due to a shift in women's fashions, decreased 18% in fiscal 1997. In the second half of fiscal 1997, however, the introduction of Keds' new Ready to Wear(TM) product line, an updated and more comfortable version of the brand's basic silhouette, done in soft leathers, offset a portion of the Champion(R) decline. For Spring 1998, Keds will extend the Ready to Wear(TM) concept to canvas styles and plans to introduce additional products to build on the success of the new styles introduced in 1997. Sales of the Sperry Top-Sider division in fiscal 1997 increased 17% as the introduction of new products, aimed at the office casual market, and continued emphasis on the brand's marine heritage, resulted in a 14% sales increase in the men's leather footwear category. While Sperry's women's business is still relatively small at 14% of total division revenues, a stronger product line helped sales to increase 34% in fiscal 1997. The Company's International division achieved a 23% sales increase in 1997 with revenues increasing $7 million from 1996. The introduction of Tommy Hilfiger(R) products in Canada and Latin America, higher Keds sales in South America and increased royalties from the sale of Keds and Pro-Keds products in the Far East combined to produce the sales increase.

         In fiscal 1997, sales of the Company's Retail division, which includes the Stride Rite children's booteries and leased departments, manufacturers' outlets and the Great Feet(R) and Keds retail concepts, decreased 4% as compared to fiscal 1996. The impact of store closings more than offset a sales gain of 2% at comparable stores (stores open for a full year in each fiscal year). The Retail division operated an average of 205 stores during fiscal 1997, a 10% decrease from the average of 227 stores operated during fiscal 1996. The division ended the 1997 fiscal year with 201 stores, down from 213 in November 1996 and 254 in November 1995. Over the last two years, the division has closed or sold 46 underperforming retail locations targeted for elimination as part of the Company's 1995 restructuring plan.

         In fiscal 1996, consolidated net sales decreased $48.1 million or 9.7% from the sales level achieved in fiscal 1995. Sales of the Company's wholesale businesses decreased 12% in 1996, with the decline more than offsetting a 1% increase in retail sales. A 12% decrease in unit shipments of current line merchandise during 1996 and increased promotional allowances in the Keds Division were partially offset by selling price inflation of $4.4 million. The retail sales increase in 1996 was caused by a 1.7% gain at comparable stores and a more productive store mix as store closings drove down the average store count by 15% from 1995. Lower sales at Keds, down 22% from 1995, caused most of the revenue decrease during 1996 as the children's category declined 26% and women's sales were down 18%. In fiscal 1996, sales of the Stride Rite Children's Group to independent accounts were 6% above fiscal 1995's total. Late product deliveries and inventory shortages hurt Sperry Top-Sider's sales performance in fiscal 1996 as sales finished 1% below 1995. In fiscal 1996, the International division posted a 12% sales increase from 1995.




GROSS PROFIT

         The Company's gross profit in fiscal 1997 totaled $187.6 million, an increase of $34.6 million or 22.6% from fiscal 1996. In 1997, the Company's consolidated gross profit percent of 36.4% was 2.3 percentage points higher than the 34.1% rate achieved in fiscal 1996. The Company's gross profit performance in fiscal 1997 was favorably affected by higher sales of current line merchandise and lower sales of discontinued products, especially in the Keds division. The Company's LIFO provision had a favorable impact on gross profit comparisons, with LIFO increasing gross profit by $4.5 million (0.9% of net sales) in fiscal 1997 compared to a gross profit reduction of $0.1 million in fiscal 1996. The primary cause of the favorable LIFO impact in 1997 was the reduction of certain manufactured inventory quantities which were valued at costs prevailing in prior years. In February 1997, the Company announced the closure of its two remaining children's footwear manufacturing facilities in Missouri which completed the restructuring of its production resources that began in fiscal 1995. Existing reserves and accruals were sufficient to offset the employee severance and other nonrecurring costs resulting from these closures. The facilities were closed during the third quarter of fiscal 1997 following the transfer of styles to lower cost sources in the Far East and Mexico. During the phase-out of these facilities, the Company experienced inefficiencies in domestic manufacturing operations which reduced 1997's gross profit by $1.2 million or 0.2% of net sales. During fiscal 1997, the gross profit percent improved by 0.5 percentage points due to reduced inventory obsolescence charges and retail markdowns as seasonal products were purchased on a more disciplined basis. Despite this overall improvement in inventory management however, gross profit performance in the second half of 1997 was negatively affected by higher markdowns on the athletic component of the Tommy Hilfiger(R) product line. Fashion changes, which impacted the entire athletic footwear market, resulted in high order cancellations from customers during the Fall 1997 season. Gross profit performance in fiscal 1997 was negatively affected by the decreased contribution to consolidated sales of the Retail division, the portion of the Company with the highest gross profit percentage, as retail sales accounted for 16.6% of total sales in 1997 compared to 19.9% of total sales in 1996.

         The Company imports substantially all of its footwear products from independent resources in the Far East using dollar denominated transactions. During 1997, the currencies of certain countries in the Far East weakened as compared to the U.S. dollar. The Company does not expect these conditions to have a significant effect, favorable or unfavorable, on the future costs of its products.

         In fiscal 1996, gross profit decreased $11.3 million or 6.9% from fiscal 1995. The Company's 1996 gross profit rate improved one percentage point from the 33.1% rate achieved in fiscal 1995. Lower inventory obsolescence charges and retail markdowns in fiscal 1996 accounted for a two percentage point improvement from fiscal 1995. The 1996 gross profit performance was also favorably impacted by a lower LIFO provision ($0.1 million in 1996 compared to $1.3 million in 1995) and the fact that retail sales in 1996 accounted for 19.9% of consolidated sales, up from 17.7% of sales in 1995. Increased domestic manufacturing inefficiencies and reduced profitability of the Company's joint venture manufacturing facility in Thailand negatively impacted gross profit performance by 1.5% in 1996 compared to a 0.9% impact in 1995. The 1996 gross profit percent was also reduced from 1995 by 0.9 percentage points as a result of a new retail promotion program to help the sell-through of Keds products.

OPERATING COSTS

         The Company's selling and administrative expenses in fiscal 1997 increased $4.9 million or 3.2% above the expense level incurred in fiscal 1996. This rate of increase compares to the overall gain in net sales of 15% achieved during fiscal 1997. As a percentage of net sales, selling and administrative costs were 30.4% in 1997 compared to 33.8% in 1996. Advertising and sales promotion expenses in fiscal 1997 increased $3.6 million or 15% from the total expenditures in fiscal 1996, resulting in advertising spending of 5.5% of net sales in 1997. Retail store expenses decreased $3.9 million in 1997, due to lower payroll and benefit costs and the impact of the store closings effected as part of the restructuring program announced in 1995. Despite the 20% increase in sales volume of the Company's wholesale businesses, distribution costs decreased $0.6 million or 5% in fiscal 1997 compared to fiscal 1996 as further efficiencies were achieved at the Company's Kentucky distribution facility. Total distribution costs represented 2.3% of net sales in 1997 compared to 2.8% in 1996. The 1997 distribution expenses included $1.2 million of start-up expenses associated with the opening of a new distribution facility in Huntington, Indiana. In the fourth quarter of 1997, the Company began shipping Stride Rite children's products from the Indiana facility and, after the successful transition to the new location, closed its higher cost facility in Boston, Massachusetts. Accruals for the severance and other one-time costs associated with the closing of the Boston facility were recorded as nonrecurring charges in prior years. The Indiana facility will also be used to distribute Levi's(R) and Nine West Kids(TM) licensed products to customers starting in the second half of fiscal 1998. Spending on information systems during fiscal 1997 increased $2.3 million from 1996 due to the Company's efforts to upgrade computer systems and to prepare for the Year 2000 transition. Operating expenses included $2 million in 1997 and $1.9 million in 1996 of start-up costs associated with the introduction of new licensed products. In the first half of fiscal 1998, the Company will expend additional amounts to develop and market the Levi's(R), women's Tommy Hilfiger(R) and Nine West Kids(TM) product lines. Revenues associated with these new licensed products are expected to begin in the second half of fiscal 1998.

         In fiscal 1996, selling and administrative expenses decreased $12.5 million or 7.6% from fiscal 1995. Lower advertising costs (down $7.9 million or 26%) and reduced distribution expenses (down $4.1 million or 25%) contributed to the reduced operating costs during 1996. Retail store expenses decreased slightly in 1996 as the impact of new stores opened in fiscal 1995 and a 3.9% cost increase at comparable stores offset cost reductions related to stores closed as part of the Company's restructuring efforts. Expenses in 1996 included $1.9 million of costs associated with the introduction of the men's Tommy Hilfiger(R) product line and a $4 million charge due to the impairment in value of certain software related costs which were capitalized in prior years.



OTHER INCOME AND TAXES

         Non-operating income (expense) increased the Company's pre-tax earnings by $0.9 million in fiscal 1997 compared to an increase of $1.7 million in fiscal 1996 and a decrease of $1.7 million in fiscal 1995. Investment income increased slightly in fiscal 1997 compared to fiscal 1996 as increased investment yields offset a 7% decrease in the funds available for investment during the year. Investment income in 1996 increased $0.4 million from 1995 with a 29% increase in available funds offsetting lower yields on short-term investments. Interest expense in 1997 decreased $0.5 million compared to fiscal 1996 due to the reduced need for short-term borrowings during the year. Interest expense in 1996 decreased $0.3 million as compared to 1995 due to a 14% decrease in average borrowings under the Company's available lines of credit. Average interest rates were also lower during fiscal 1996, 5.9% compared to 6.3% in 1995. Other income and expense items reduced pre-tax income by $2.7 million in 1997, $1.3 million in 1996 and $4 million in 1995. Expenses associated with a company-owned life insurance program reduced income in each year. In fiscal 1996, other income included $1.2 million in gains from a limited partnership investment, while other expenses in fiscal 1995 included $1.3 million of losses on the sale of assets in connection with the move of the Company's corporate headquarters.

         Income taxes resulted in expenses of $12.1 million in fiscal 1997 and $0.5 million in fiscal 1996 compared to a tax benefit of $9.6 million in fiscal 1995 as a result of the higher pre-tax earnings in the past two years and the absence of nonrecurring charges. The Company's effective income tax expense (benefit) rate was 38% in 1997, 17.4% in 1996 and (53.3)% in 1995 with tax savings associated with the company-owned life insurance program being the largest item causing the effective tax rate to be different from the statutory tax rate.

NET INCOME (LOSS)

         The Company earned $19.8 million in fiscal 1997, a significant improvement from the earnings of $2.5 million in fiscal 1996 and the net loss of $8.4 million in fiscal 1995. After adjusting for nonrecurring charges, the Company earned $1.5 million in fiscal 1995. In fiscal 1997, increased sales volume of the Company's wholesale business, improved gross profit performance and controlled operating cost increases contributed to the earnings gain. While the additional sales volume produced by the new Tommy Hilfiger(R) footwear division contributed to the increased profits, all business units of the Company participated in the income improvement compared to 1996. Despite the lower sales level experienced in fiscal 1996, gross profit improvements and operating cost reductions resulted in a $1 million increase in net income compared to fiscal 1995, after adjusting for the nonrecurring charge. The continuing improvement in gross profit performance and an increase in operating expenses, which was well below the rate of sales growth, combined to produce an after-tax return on sales of 3.8% in 1997, well above the 0.6% return of fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

         As of the end of fiscal 1997, the Company's balance sheet reflects a current ratio of 2.8 to 1 with no long-term debt. The Company's cash and short-term investments totaled $51.1 million at the end of fiscal 1997, down $40.8 million from the total cash and investments of $91.9 million at the end of fiscal 1996. The Company's continuing share repurchase program, which resulted in the expenditures of $31.9 million in fiscal 1997, was the most significant reason for this decrease. In addition, other assets included $9.3 million in 1997 and $7.1 million in 1996 of investments in intermediate-term, fixed income instruments. During fiscal 1997, the Company's operations generated $16.3 million of cash, down from $58.6 million in 1996 and $25.6 million in 1995. The growth of the sales volume in 1997 required a higher investment in working capital as the combined accounts receivable and inventory amount at November 28, 1997 increased $22.5 million or 13.7% above the year-end 1996 amount. Accounts receivable increased $6.8 million or 15.2% during 1997, well below the 29% sales increase of the Company's wholesale businesses in the fourth quarter of 1997. Inventory levels at November 28, 1997 increased $15.6 million or 13.1% from year-end 1996 as additional inventories to support the Tommy Hilfiger(R) business, introduced in February 1997, were partially offset by a 24% reduction in Keds inventories and a reduction of $2.1 million in raw material and work in process inventories due to the phase-out of manufacturing activities.

         Additions to property and equipment totaled $14.3 million in fiscal 1997 compared with capital expenditures of $7.8 million in 1996 and $22.3 million in 1995. Capital expenditures in 1997 included $6.1 million related to computer systems as the Company continues its efforts to upgrade information system capabilities and also prepares for the Year 2000 transition. The Year 2000 issue, which affects most companies that rely on computer systems to process transactions, involves the computer software changes necessary to handle the transition from the year 1999 to 2000. During fiscal 1997, the Company formulated a plan to implement systems changes designed to handle the transition in the Company's systems. In most areas, the Company plans to implement new computer systems, which will be Year 2000 compliant, as part of its continuing efforts to upgrade systems capabilities and to effect the transition from mainframe computer processing to lower cost, midrange computers. The Company expects to spend approximately $15 million in capital expenditures during the 1997 to 1999 period as part of this effort to upgrade systems capabilities and to deal with the Year 2000 transition.

         The Company's capital expenditures in fiscal 1997 also included $4.2 million of improvements and equipment associated with the new distribution facility in Huntington, Indiana which became fully operational in October 1997. The Indiana facility replaced a higher cost facility in Boston, Massachusetts, which was closed in December 1997. Spending related to retail stores totaled $2.2 million during fiscal 1997 compared to retail expenditures of $2.3 million in 1996 and $4.6 million in 1995. During fiscal 1996 and 1997, the Company's investment in retail stores has slowed significantly with new store openings amounting to four locations in 1997 and ten stores in 1996. Since the announcement of the Company's business realignment initiated in the fourth quarter of 1995, 67 retail stores have been closed. Minimal store openings are planned for fiscal 1998 as the Company's efforts will continue to focus on improving retail profitability and eliminating unproductive locations. The Company expects that 1998 capital expenditures will be similar to the amounts expended in fiscal 1997 with the largest category of expenditures being new computer systems. Funding for capital expenditures is expected to be provided from internal sources.

         Through share repurchases and cash dividends, the Company returned $41.6 million to shareholders during fiscal 1997. The Company expended $31.9 million in 1997 to repurchase 2,567,500 common shares under its share repurchase program. The Board of Directors had previously authorized a 16 million share repurchase program, which was completed during the third quarter of fiscal 1997. In October 1997, the Board of Directors authorized the repurchase of an additional two million shares. In the fourth quarter of 1997, the Company repurchased 525,000 shares under this new authorization leaving 1,475,000 shares authorized for future repurchase. Over the last ten years, the Company has repurchased 16,525,000 shares for an aggregate expenditure of $151.9 million. The Company has paid a dividend to shareholders each quarter since it became a public company in 1960. Cash used for dividends decreased to $9.7 million in fiscal 1997 compared to $9.9 million in 1996 and $18.8 million in 1995. In 1995, the Board of Directors elected to reduce the quarterly dividend from $.095 per share to $.05 per share beginning with the dividend paid on December 15, 1995. Funds for these stock repurchases and dividends were provided from internal sources.

         In addition to internal sources of capital, the Company maintains bank lines of credit to satisfy any seasonal borrowing requirements that may be imposed by the sales patterns which are characteristic of the footwear industry. At year-end 1997, the Company's available, uncommitted lines of credit total $60 million. During fiscal 1997, the Company's borrowings averaged $1.6 million compared to the average borrowings of $9.2 million in 1996 and $10.6 million in 1995. No short-term borrowings were outstanding at the end of fiscal 1997 or 1996. At November 28, 1997, the Company had no long-term debt as the final payment on the Company's Senior Notes was made in November 1997.

RECENT ACCOUNTING PRONOUNCEMENTS

         In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 establishes a different method of computing net income per share than is currently required under the provisions of Accounting Principles Board Opinion No. 15. Under SFAS No. 128, the Company will be required to present both basic net income per share and diluted net income per share. The Company plans to adopt SFAS No. 128 in its first quarter of fiscal 1998 and at that time all historical net income per share data presented will be restated to conform to the provisions of SFAS No.
128. The restated earnings per share data for the three years ended November 28, 1997 is as follows:


                                          1997          1996            1995
                                   ------------    ----------     -----------

Basic net income per share                $.41          $.05          $(.17)

Diluted net income per share               .40           .05           (.17)


         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. Management has not yet evaluated the effects of this change on its reporting of income. The Company will adopt SFAS No. 130 for its fiscal year ending December 3, 1999.

         In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the material countries in which the entity holds assets and reports revenue. Management is currently evaluating the effects of this change on its reporting of segment information. The Company will adopt SFAS No. 131 for its fiscal year ending December 3, 1999.


                          Consolidated Balance Sheets
(in thousands, except for share data)          1997                1996
-------------------------------------------------------------------------------

ASSETS
Current Assets:
Cash and cash equivalents                    $ 41,663            $ 57,269
Short-term investments                          9,417              34,611
Accounts and notes receivable,
    less allowances of $9,006 in 1997
    and $7,172 in 1996                         51,708              44,866
Inventories                                   134,728             119,087
Deferred income taxes                          29,013              33,120
Prepaid expenses                                5,122               7,175
                                         -----------------   ------------------
    Total current assets                      271,651             296,128
Property and equipment, net                    55,395              52,894
Other assets, net                              15,639              14,009
Goodwill, net                                   1,233               1,299
                                         =================   ==================
    Total assets                             $343,918            $364,330
                                         =================   ==================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt              -                    833
Accounts payable                                31,748              32,398
Income taxes payable                            21,445              25,618
Accrued expenses and other liabilities          42,195              35,682
                                          -----------------   ------------------
    Total current liabilities                   95,388              94,531
Deferred income taxes                            6,504               8,275
Stockholders' Equity:
Preferred stock, $1 par value -
    1,000,000 shares authorized;
    Issued - none                                 -                   -
Common stock, $.25 par value -
    135,000,000 shares authorized;
    Issued - 56,946,544                         14,237              14,237
Capital in excess of par value                  22,289              22,778
Retained earnings                              326,292             316,142
                                          -----------------   ------------------
                                               362,818             353,157
Less cost of 9,630,600 shares
    of common stock held in
    treasury (7,279,457 in 1996)              (120,792)            (91,633)
                                          -----------------   ------------------
    Total stockholders' equity                 242,026             261,524
                                          -----------------   ------------------
    Total liabilities and
      stockholders' equity                    $343,918            $364,330
                                          =================   ==================

                The accompanying  notes are an integral part of the consolidated financial statements.


                          CONSOLIDATED STATEMENTS OF INCOME

(in thousands,                                       Years Ended
                                       ----------------------------------------
except for per share data)                  1997        1996         1995
-------------------------------------------------------------------------------


Net sales                                 $515,728      $448,297     $496,432
Cost of sales                              328,172       295,292      332,102
Selling and administrative expenses        156,533       151,642      164,165
Nonrecurring charges                            -           -          16,573
                                       -------------  ------------  ----------


Operating income (loss)                     31,023         1,363     (16,408)


Investment income                            3,755         3,713       3,363
Interest expense                              (188)         (701)     (1,034)
Other income (expense), net                 (2,662)       (1,348)     (3,986)
                                       --------------  ----------  -----------


Income (loss) before income taxes           31,928         3,027     (18,065)


Provision for (benefit from)
    income taxes                            12,148          528       (9,635)
                                       --------------  ----------  ------------


Net income (loss)                          $19,780      $ 2,499      $(8,430)
                                       ==============  ==========  ============


Net income (loss) per share
    of common stock                          $ .40        $ .05       $ (.17)
                                       ==============  =========== ============


Average common shares and
    common equivalents outstanding          48,949       49,909       49,780
                                       ==============  =========== ============


                    The   accompanying   notes  are  an  integral  part  of  the
                     consolidated financial statements.

          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                            Years Ended
                                                   -----------------------------
(in thousands)                                         1997      1996      1995
--------------------------------------------------------------------------------
CASH WAS PROVIDED FROM (USED FOR)
OPERATIONS:
    Net income (loss)                                $19,780   $ 2,499  $(8,430)
    Adjustments to reconcile to net cash provided
      from operations:
    Depreciation and amortization                      9,833     9,698   10,860
    Impairment of long-term assets                       -       4,038    1,972
    Deferred income taxes                              2,336     3,683   (3,414)
    Compensation expense related to stock plans          502       484      846
    Equity in loss (earnings) of affiliate               400     1,092     (150)
    Loss (gain) related to long-term investments         -      (1,235)       2
    Loss on disposal of property and equipment         1,589     2,451    1,797
    Changes in:
      Accounts and notes receivable                   (6,842)    3,200   15,337
      Inventories                                    (15,641)   26,411   11,330
      Prepaid expenses                                 2,053    (1,994)    (454)
      Long-term notes receivable                         502       143      915
      Accounts payable, income taxes, accrued
       expenses and other current liabilities          1,813     8,082   (4,992)
                                                      --------------------------
      Net cash provided from operations               16,325    58,552   25,619
                                                      --------------------------
INVESTMENTS:
    Short-term investments                            25,194    (8,400)   4,323
    Additions to property and equipment              (14,278)   (7,784) (22,301)
    Proceeds from sales of property and equipment        653       354       87
    Distributions and dividends from long-term
      investments                                         -      4,334      261
    Purchase of noncurrent marketable securities      (2,160)   (7,091)      -
    Acquisition of business                               -         -    (5,308)
    Decrease (increase) in other assets                 (604)       94       82
                                                      --------------------------
      Net cash provided from (used for) investments    8,805   (18,493) (22,856)
                                                      --------------------------
FINANCING:
    Long-term debt payments                             (833)     (833)    (833)
    Proceeds from sale of stock under stock plans      1,654        28    1,525
    Tax benefit (provision) in connection with
      stock plans                                         65      (199)      75
    Repurchase of common stock                       (31,873)      -     (2,006)
    Cash dividends paid                               (9,749)   (9,916) (18,807)
                                                     ---------------------------
      Net cash used for financing                    (40,736)  (10,920) (20,046)
                                                     ---------------------------
NET INCREASE(DECREASE)IN CASH AND CASH EQUIVALENTS   (15,606)   29,139  (17,283)
Cash and cash equivalents at beginning of the year    57,269    28,130   45,413
                                                     ---------------------------
Cash and cash equivalents at end of the year         $41,663   $57,269  $28,130
                                                     ===========================

The accompanying notes are an integral part of the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CHANGES
                            IN STOCKHOLDERS' EQUITY

                                                Capital in
(in thousands,                        Common    Excess of   Retained   Treasury
except for share data)                Stock     Par Value   Earnings   Stock
--------------------------------------------------------------------------------

Balance, December 2, 1994            $14,237     $23,665   $348,577    $(93,973)
Net loss                                                     (8,430)
Issuance of 54,576 common shares
    under stock plans                              (310)                    690
Issuance of 153,000 common shares
  under employee stock plan                        (424)                  1,936
Tax benefit in connection with
    stock plans                                       75
Repurchase of 195,000 shares of
    common stock                                                         (2,006)
Cash dividends on common stock,
    $.335 per share                                         (16,581)
                                     --------  ---------- -----------   --------
Balance, December 1, 1995             14,237      23,006    323,566     (93,353)

Net income                                                    2,499
Issuance of 136,580 common shares
    under stock plans                               (29)                  1,720
Tax provision in connection with
    stock plans                                    (199)
Cash dividends on common stock,
    $.20 per share                                          (9,923)
                                     --------  ---------- ----------- ----------
Balance, November 29, 1996            14,237      22,778    316,142     (91,633)

Net income                                                   19,780
Issuance of 98,307 common shares
    under stock plans                              (157)                  1,234
Issuance of 118,050 common shares
  under employee stock plan                        (397)                  1,480
Tax benefit in connection with
    stock plans                                      65
Repurchase of 2,567,500 shares of
  common stock                                                          (31,873)
Cash dividends on common stock,
    $.20 per share                                          (9,630)
                                     --------  ---------- ----------  ----------
Balance, November 28, 1997           $14,237     $22,289   $326,292   $(120,792)
                                     ========  ========== ========== ===========

                  The   accompanying   notes  are  an   integral   part  of  the
                   consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation -- The consolidated financial statements of The Stride Rite Corporation include the accounts of the Company and all its wholly-owned subsidiaries. Intercompany transactions between the Company and its consolidated subsidiaries have been eliminated. The Company's investment in an unconsolidated, 49.5% owned affiliate is accounted for in the consolidated financial statements using the equity method of accounting. Under this method, the Company's share of the affiliate's income or loss is included in the consolidated statement of income. Earnings related to transactions between the affiliate and the Company's consolidated subsidiaries are deferred until merchandise is resold by those subsidiaries. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the fiscal 1997 presentation.

Fiscal Year-- The Company's fiscal year ends on the Friday closest to November 30 in each year. Fiscal years 1997, 1996 and 1995 ended on November 28, 1997, November 29, 1996, and December 1, 1995, respectively.

Cash Equivalents, Short-term Investments and Marketable Securities -- Cash equivalents represent highly liquid investments, including repurchase agreements, with a maturity of three months or less at the time of purchase. Due to the short-term nature of repurchase agreements, the Company does not take possession of the securities, which are instead held in the Company's safekeeping account by its banks. For these investments, the value of the collateral is at least equal to the amount of the repurchase agreements.
Short-term investments, representing commercial paper with a high investment grade, bank certificates of deposit and tax-exempt debt instruments with a maturity of between three months and one year, are stated at cost, which, due to their short-term nature, approximates fair value. Noncurrent marketable securities, representing funds invested in intermediate-term, fixed income instruments with maturities greater than one year, are stated at fair value.

Financial Instruments -- Financial instruments consist principally of cash, short-term investments, intermediate-term investments, trade receivables and payables and long-term debt. The Company places its investments in highly rated financial institutions and investment grade, short-term financial instruments, which limits the amount of credit exposure. The Company sells footwear to numerous retailers. Historically, the Company has not experienced significant losses related to investments or trade receivables. The Company's exposure to foreign exchange risk is limited through dollar denominated transactions. The Company does not enter into derivative financial instruments such as futures, forward or option contracts. The Company calculates the fair value of all financial instruments and includes this additional information in the consolidated financial statements when the fair value is different than book value. The Company uses quoted market prices, when available, to calculate these fair values.

Inventory Valuation -- Inventories are stated at the lower of cost or market. The cost of substantially all inventories is determined on the last-in, first-out (LIFO) basis.

Property and Equipment -- Property and equipment are stated at cost. The cost of equipment includes the capitalization of certain associated computer software costs. Depreciation, which is calculated primarily on the straight-line method, is provided by periodic charges to expense over the estimated useful lives of the assets. Leaseholds and leasehold improvements are amortized over the terms of the related leases or their estimated useful lives, whichever is shorter, using the straight-line method.

Goodwill and Trademarks -- Goodwill represents the excess of the amount paid over the fair value of net assets acquired. Trademark rights are stated at acquisition cost. These assets are amortized on a straight-line basis primarily over a 25-year period. The carrying value of these intangible assets is periodically reviewed by the Company and, if necessary, impairments of values are recognized. If there is a permanent impairment in the carrying value of goodwill, trademarks or other intangible assets, the amount of such impairment is computed by comparing the anticipated discounted future operating income of the acquired business or trademark to the carrying value of the assets. In performing this analysis, the Company considers current results and trends, future prospects and other economic factors.

Income Taxes -- Deferred income taxes are provided for temporary differences between financial and taxable income. Deferred taxes are also provided on undistributed earnings of subsidiaries and affiliates located outside the United States at rates expected to be applicable at the time of repatriation.

Net Income (Loss) per Common Share -- Net income (loss) per common share is computed by dividing net income (loss) by the average number of common shares and common equivalents outstanding during the year.

Industry Segment Information -- The Company operates primarily within the footwear industry; therefore, no segment information is required.

Estimates Included in Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVENTORIES

         The cost of inventories at November 28, 1997 and November 29, 1996 was determined primarily on a last-in, first-out (LIFO) basis. A summary of inventory values is as follows:

(in thousands)                                1997                 1996
                                   ----------------     ----------------

Finished goods                            $133,233             $115,468

Work in process                                256                  615

Raw materials                                1,239                3,004
                                   ----------------     ----------------
                                          $134,728             $119,087


         During 1997, the LIFO reserve decreased by $4,541,000 to $18,290,000 at November 28, 1997. If all inventories had been valued on a FIFO basis, net income would have been lower by $2,731,000 ($.06 per share) in 1997. The LIFO reserve increased by $103,000 in 1996 and $1,339,000 in 1995. If all inventories had been valued on a FIFO basis, net income would have been increased by $90,000 (less than $.01 per share) in 1996 and $806,000 ($.02 per share) in 1995.

         During 1997, 1996 and 1995, reductions in certain inventory quantities resulted in the sale of products carried at costs prevailing in prior years which were different than current costs. As a result of these inventory reductions, net income was increased by $3,379,000 ($.07 per share), $1,874,000 ($.04 per share) and $491,000 ($.01 per share) in 1997, 1996 and 1995, respectively.

3. PROPERTY AND EQUIPMENT

         The components of property and equipment at November 28, 1997 and November 29, 1996 and the range of asset lives used in depreciation calculations for each asset category are as follows:

                                     Range of Useful
                                          Lives
(in thousands)                                                1997        1996
--------------------------------------------------------------------------------

Land and improvements                  10 years            $ 3,664     $ 3,667
Buildings and improvements             12-45 years          15,672      17,442
Machinery, equipment,
   computer software and fixtures
                                       3-15 years           55,065      48,906
Leaseholds and leasehold
   improvements                        5-15 years           15,337      13,433
                                                        ------------ -----------
                                                            89,738      83,448
Less accumulated depreciation
  and amortization                                         (34,343)    (30,554)
                                                        ------------ -----------
                                                           $55,395     $52,894
                                                        ============ ===========


4. OTHER ASSETS

         As of November 28, 1997 and November 29, 1996, other assets includes the following:



(in thousands)                                    1997               1996
--------------------------------------------------------------------------

Marketable securities                         $  9,252           $  7,091
Joint venture manufacturing facility             2,008              2,408
Limited partnership                                331                331
Trademark rights and other
   intangible assets, net                        2,378              1,827
Other                                            1,670              2,352
                                          =============   ================
                                              $ 15,639           $ 14,009
                                          =============   ================


         In 1996, the Company invested $10,000,000 in intermediate-term, fixed income securities using an outside investment advisory firm. Other assets included $9,252,000 in 1997 and $7,091,000 in 1996, representing the fair value of the noncurrent portion of this investment. Short-term investments includes $1,580,000 in 1997 and $3,112,000 in 1996 representing the current portion of this investment.

         During 1988 and 1989, the Company invested a total of $1,948,000 in a joint venture, which is accounted for under the equity method, with a foreign manufacturer to construct and operate a footwear manufacturing facility in Thailand. The consolidated statements of income include losses of $400,000 and $1,092,000 in 1997 and 1996, respectively, and income of $150,000 in 1995 representing the Company's share of the joint venture's operating results in those years. The joint venture paid a cash dividend to each shareholder of $2,359,000 in 1996 which reduced the carrying value of the Company's investment.

         In 1986, the Company agreed to invest $5,000,000 in a limited partnership which is authorized to make investments in assets and securities of all kinds. Cash distributions are made to the limited partners as investments are sold. In fiscal 1996 and 1995, the Company recognized gains of $1,235,000 and $78,000, respectively, due to the sale of certain investments by the limited partnership. The Company's investment in this limited partnership is accounted for under the cost method. The fair value of this investment as of September 30, 1997, the latest valuation as determined by the General Partner, totaled approximately $706,000.

5. DEBT

         The Company utilizes short-term bank loans to finance seasonal working capital requirements. Banks have extended lines of credit to the Company amounting to $60 million. During fiscal 1997, 1996, and 1995, borrowings under these lines averaged $1,557,000, $9,173,000 and $10,622,000, respectively, with a maximum amount outstanding of $11,800,000 in 1997, $33,500,000 in 1996 and $34,800,000 in 1995. The weighted average interest rate paid on these borrowings during the year was 6.2% in 1997, 5.9% in 1996 and 6.3% in 1995. No short-term borrowings were outstanding on November 28, 1997 or November 29, 1996.

         Interest payments amounted to $216,000, $714,000 and $896,000 in fiscal 1997, 1996 and 1995, respectively.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

         Accrued expenses and other current liabilities at November 28, 1997 and November 29, 1996 consist of the following:


(in thousands)                                            1997             1996
--------------------------------------------------------------------------------

Salaries, wages and commissions                       $ 12,731         $  7,626
Nonrecurring charges                                     5,816            9,580
Advertising                                              3,809            3,919
Dividends                                                2,366            2,483
Other liabilities                                       17,473           12,074
                                                 ==============   ==============
                                                      $ 42,195         $ 35,682
                                                 ==============   ==============


7. NONRECURRING CHARGES

         In November 1995, the Company announced several initiatives to reduce future operating costs and to realign certain product lines and business units. The actions included the closing of a children's shoe manufacturing facility, the closure of 48 underperforming retail locations and the elimination of certain administrative positions. In connection with these initiatives, the Company recorded pre-tax nonrecurring charges of $16,573,000 ($9,972,000, net of tax benefits, or $.20 per share) during fiscal 1995. The nonrecurring charges included $3,680,000 related to the cost of severing approximately 600 associates, $5,946,000 in estimated termination costs related to leases and $6,947,000 in reserves to adjust the carrying values of associated assets to estimated realizable values. During fiscal 1996 and 1997, the Company completed the majority of the restructuring efforts contemplated in the nonrecurring charge including the closing of its Missouri manufacturing facilities and the closure of 46 underperforming retail locations.

         The Company's nonrecurring charges incurred in 1992 were primarily related to the decision to consolidate and relocate two Massachusetts distribution centers to a new facility in Louisville, Kentucky and, included the estimated costs of severance, relocation, training and other expenses associated with the move, as well as estimated losses on the disposal of property and equipment. After correcting the initial problems encountered in 1994, when the distribution function of the Keds division was shifted to the new facility, the Company began distributing Sperry Top-Sider products from the Kentucky facility in August 1995 and distributed products for the new Tommy Hilfiger(R) footwear business starting in January 1997. The Company had delayed the complete closing of its Boston, Massachusetts facility, which distributed Stride Rite children's products, because of the Kentucky facility's start-up difficulties and increased service demands from retailers. In 1997, the Company transferred the distribution function for Stride Rite branded products to a new facility in Huntington, Indiana and initiated shipping from the new facility in the fourth quarter of fiscal 1997.

         The following table summarizes activity during the three years ended November 28, 1997 with respect to the nonrecurring charges:

(in thousands)                                1997         1996          1995
------------------------------------------------------------------------------

   Balance at beginning of year             $9,580      $17,257        $7,416

   Unanticipated start-up expenses               -            -         2,902

   Nonrecurring charges                          -            -        16,573

   Amounts charged against accrual         (3,764)      (7,677)       (9,634)
                                     --------------  -----------  ------------

    Balance at end of year                 $ 5,816      $ 9,580       $17,257
                                     ==============  ===========  ============


The balance of $5,816,000, which remains in accrued expenses as of November 28, 1997, relates to the costs of severing associates of the Boston distribution facility and the affected retail stores, the estimated termination costs related to store leases and adjustments to the carrying value of property and equipment involved in the initiatives.

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

         Rent expense for operating leases for the three years in the period ended November 28, 1997 was as follows:


(in thousands)                         1997              1996             1995
--------------------------------------------------------------------------------

Base rent                           $16,548           $16,693          $15,983
Additional rent                       1,174             1,168            1,750
Less rental from subleases           (1,161)           (1,552)          (2,119)
                                 ---------------  --------------- --------------
                                    $16,561           $16,309          $15,614
                                 ===============  =============== ==============


         The future minimum rental payments for all non-cancelable operating leases and the amounts due from tenants on related subleases at November 28, 1997 are as follows:


(in thousands)
--------------------------------------------------------------------------------
1998                                                               $11,657
1999                                                                10,323
2000                                                                 9,157
2001                                                                 7,751
2002                                                                 7,193
Later years                                                         28,049
                                                              ------------------
Total minimum rental payments                                       74,130
Less rental due from subleases                                      (3,184)
                                                              ------------------
                                                                   $70,946
                                                              ==================

9. BENEFIT PLANS

         The Company has a non-contributory defined benefit pension plan covering eligible associates. Pension costs are determined actuarially and are funded to the extent that deductions are allowable under the United States Internal Revenue Code. Salaried, management, sales and non-production hourly associates accrue pension benefits based on the associate's service and compensation. Production associates accrue pension benefits at a fixed unit rate based on service.

         Pension expense, including amortization of prior service costs over the remaining service periods of active associates and the remaining lives of vested and retired associates, consists of the following:

(in thousands)                                      1997      1996       1995
------------------------------------------------------------------------------

Service cost-benefit earned during the period     $1,768    $1,774     $1,274
Interest cost on benefit obligations               2,686     2,498      2,319
Actual return on plan assets                      (6,356)   (5,443)    (7,532
Amortization and deferral, net                     2,776     2,221      4,612
                                                 ========= =========  ========
                                                   $ 874    $1,050     $ 673
                                                 ========= =========  ========


         The accrued pension liability in the Company's consolidated balance sheets at November 28, 1997 and November 29, 1996 includes the following:

(in thousands)                             1997                  1996
---------------------------------------------------------------------------

Fair market value of plan assets        $43,810               $40,041
Projected benefit obligations            40,134                37,386
                                   ------------------     -----------------
Excess assets                             3,676                 2,655
Unrecognized prior service cost             348                   505
Unrecognized net gain                    (5,246)               (3,239)
Unrecognized net asset                     (859)               (1,146)
                                   ==================     =================
                                       $(2,081)               $(1,225)
                                   ==================     =================

         At November 28, 1997, the accumulated benefit obligation, which represents the actuarial present value of the Company's pension obligation if the plans were to be discontinued, totaled $36,499,000, including a vested benefit obligation of $34,918,000. The accumulated benefit obligation at November 29, 1996 was $31,638,000, including a vested benefit obligation of $30,723,000. In each year, a discount rate of 7% and an annual compensation increase at the rate of 5% were assumed to determine these liabilities.

         During fiscal 1997 and 1996, approximately 65% of the plan assets were invested in equity investments with the remaining 35% in fixed income securities. The expected long-term rate of return, net of related expenses, on plan assets is 9% for both 1997 and 1996.

         The Company's savings and investment  plans,  which are qualified under
Section 401(k) of the Internal Revenue Code of 1986, as amended, enable eligible associates to defer a portion of their salary to be held by the trustees of the plans. The Company makes an additional contribution to the plans equal to a maximum of 25% of the first 6% of savings by each participant. During fiscal 1997, 1996 and 1995, this contribution amounted to $446,000, $495,000 and $544,000, respectively.

10. STOCK PURCHASE AND OPTION PLANS

         The Company's Stock Purchase Plan, as amended, permits eligible associates to elect to subscribe for an aggregate of 5,640,000 shares of common stock of the Company. Under the Plan, participating associates may authorize the Company to withhold either 2.5% or 5% of their earnings for a one-or two-year payment period for the purchase of shares. At the conclusion of the period, associates may purchase shares at the lesser of 85% of the market value of the Company's common stock on either their entry date into the Plan or ten days prior to the end of the payment period. The Board of Directors may set a minimum price for the stock. For the payment period which ended in fiscal 1997, 118,050 shares were issued under the Plan for an aggregate amount of $1,083,000. Funds are currently being withheld from participating associates during a payment period ending October 31, 1999. As of November 28, 1997, $68,000 has been withheld from associates' earnings and, if all participants had been allowed to exercise their stock purchase rights at that date, approximately 6,700 shares could have been purchased at a price of $10.15 per share. At November 28, 1997, a total of 5,063,331 shares had been purchased under the Plan and 576,669 shares were available for purchase by participating associates.

         Under the 1994 Non-Employee Director Stock Ownership Plan, awards of common stock and options to purchase common stock are granted to any director who is not an employee of the Company in accordance with the provisions of the Plan. An aggregate of 100,000 shares is authorized for issuance under the Plan. Options to purchase common stock are granted at a price equal to the closing price of the Company's common stock on the date the option is granted. Each non-employee director is granted an option to purchase 5,000 shares of common stock upon his or her initial appointment or election to the Board and an annual award of 500 shares of common stock. Options have a term of ten years and are non-transferable. Under the Plan, options become exercisable over a three-year period and must be paid for in full at the time of exercise. Under the terms of the Plan, the Company awarded 3,500, 3,000 and 3,500 shares of common stock during 1997, 1996 and 1995, respectively.

         In April 1995, the Company's shareholders approved The Stride Rite Corporation 1995 Long-Term Growth Incentive Plan (the "1995 Incentive Plan"). Under the Plan, which expires in April 1998, options to purchase common stock and stock awards of up to an aggregate of 2,400,000 shares of the Company's common stock may be granted to officers and other key associates. The option price of the shares may not be less than the fair market value of the Company's common stock at the date of grant. Options under the Plan will generally vest over a three-year period and the rights to purchase common shares expire ten years following the date of grant. In fiscal 1997, 1996 and 1995, 157, 109 and 102 associates, respectively, held outstanding rights under the Plan. Stock awards, which are limited to 200,000 shares in the Plan, generally vest over a five-year period. During fiscal 1997 and 1996, stock awards of 5,000 and 20,779 shares, respectively, were made under the Plan. The Company expects to replace the 1995 Incentive Plan with a similar plan, subject to shareholder approval in April 1998.

         The 1995 Incentive Plan replaced the Company's prior incentive plans. The 1975 Executive Incentive Stock Purchase Plan was terminated in April 1995. Under the 1975 Plan, rights to purchase shares of the Company's common stock were granted to officers and other key associates of the Company at a price determined by the Board of Directors. This price could not be less than the then current par value of the Company's common stock, which is $.25 per share. For most options granted under the Plan, rights to purchase shares may be exercised at any time within ten years of the grant date, cannot be transferred and must be paid for in full at the time of exercise. Shares issued under the 1975 Plan may be subject to restrictions. Restricted shares may not be sold, pledged or otherwise transferred and generally must be resold to the Company upon termination of employment. Restrictions on transfer of shares and the obligation to resell shares to the Company generally lapse at the rate of one-third of the granted shares at the third, fourth and fifth anniversaries of the date of grant. The Company charges to compensation expense over a five-year period the difference between the fair market value at the date of grant and the purchase price.

         A summary of the activity in stock options with respect to all plans for the three years in the period ended November 28, 1997 is as follows:

                                          Number of       Weighted Average
                                           Options         Exercise Price
-------------------------------------------------------------------------------
Outstanding at December 2, 1994            834,996             $ 5.80
Granted                                    638,400              11.67
Exercised                                  (51,076)              0.25
Canceled                                  (154,404)              6.45
                                          ---------              ----

Outstanding at December, 1, 1995          1,267,916              8.90
Granted                                   1,072,800              8.14
Exercised                                  (112,801)             0.25
Canceled                                   (418,553)             8.16
                                           ---------             ----

Outstanding at November 29, 1996          1,809,362              9.16
Granted                                   1,031,750             11.35
Exercised                                   (98,307)             5.81
Canceled                                   (160,105)            10.04
                                           ---------            -----

Outstanding at November 28, 1997          2,582,700            $10.11
                                          =========            ======


The following table summarizes information about stock options outstanding at November 28, 1997.


                               Weighted
                               Average      Weighted                Weighted
                               Remaining    Average                 Average
 Range of            Number    Contractual  Exercise   Number       Exercise
Exercise Prices   Outstanding  Life         Price      Exercisable  Price

$ 0.25 - $ 8.50      865,967   7.7 years    $ 6.32     379,573     $ 4.25
$ 9.00 - $11.25    1,011,000   8.9 years     10.93      86,934       9.68
$11.625- $15.875     705,733   7.2 years     13.59     444,586      13.78
                     -------                           -------

                   2,582,700   8.0 years    $10.11     911,093     $ 9.42
                   =========                           =======


         At November 29, 1996, options to purchase 549,197 shares at an average price of $8.81 per share were exercisable (607,466 shares at $5.37 per share at December 1, 1995). At November 28, 1997, stock awards and options to purchase a total 6,330,069 shares had been granted under all plans and rights to purchase an additional 250,775 shares (1,125,889 shares at November 29, 1996) could be granted.

         During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 defines a fair-value method of accounting for employee stock options or similar equity instruments and encourages companies to adopt that method of accounting beginning in the Company's 1997 fiscal year. However, SFAS 123 also allows companies to continue to use the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and to make proforma disclosures of the impact on net income and earnings per share of applying SFAS
123. The Company has elected to continue to account for stock options in accordance with APB 25 and related interpretations. Accordingly, no compensation cost has been recorded in connection with fair market value stock option grants under the Company's stock option plans and its employee stock purchase plan.

         Proforma net income and earnings per share information included in the table below, has been calculated as if the Company had accounted for employee stock options and other stock-based compensation under the fair value method. The fair value was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 5.95% for 1997 and 5.59% for 1996, a dividend yield of 1.5%, a volatility factor of the Company's common stock of 35%, and a weighted average expected life of the stock options of 4.5 years in both 1997 and 1996. The weighted average grant date fair values of stock options granted during 1997 and 1996 were $3.95 and $2.88, respectively. For purposes of proforma disclosure, the estimated fair value is amortized to expense on a straight-line basis over the options vesting periods.


(in thousands except for per share data              1997               1996
-----------------------------------------------------------      ---------------
Net income                  As reported            $19,780             $2,499
                            Proforma                19,058              1,958

Net income per share        As reported                .40                .05
  of common stock           Proforma                   .39                .04

         The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the use of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and other stock-based compensation.

11. PREFERRED STOCK PURCHASE RIGHTS

         On June 18, 1997, The Company's Board of Directors adopted a Stockholder Rights Plan to replace a similar plan which was due to expire in July 1997. In connection with the Plan, the Board declared a dividend of one Preferred Share Purchase Right for each outstanding share of common stock of the Company, payable to stockholders of record on July 17, 1997.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors. The Rights may be redeemed by the Company at a price of $.01 per Right prior to the time that a person or group has acquired beneficial ownership of 10% or more of the common shares.

         Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $68 per one one-hundredth of a Preferred Share. Each preferred share is entitled to minimum quarterly dividends of $1.00 per share, a minimum preferential liquidation payment of $100 per share and each preferred share will have 100 votes, voting together with the common shares. The Rights, which may be amended by the Board of Directors of the Company under most circumstances, become exercisable at the earlier of ten days following a public announcement that a person or group ("Acquiring Person") has acquired beneficial ownership of 10% or more of the Company's outstanding common stock or ten business days following the commencement of, or announcement of an intention to make, a tender or exchange offer which would result in the beneficial ownership by an Acquiring Person of 10% or more of the outstanding common shares. In the event that the Company is acquired in a merger or other business combination transaction, or 50% or more of its assets or earnings power are sold after a person has acquired beneficial ownership of 10% or more of the Company's outstanding common stock, the holders of the Rights will have the right to receive upon exercise that number of shares of common stock of the Acquiring Person having a market value of two times the exercise price of the Right. In the event that any person or group becomes an Acquiring Person, the holders of the Rights, other than the Acquiring Person, will have the right to receive on exercise that number of shares of Company common stock having a market value of two times the exercise price of the Right. The Board of Directors of the Company may also exchange the Rights, in whole or in part, at an exchange ratio of one common share or one one-hundredth of a preferred share, at any time after a person or group becomes an Acquiring Person and prior to the acquisition of 50% or more of the Company's common stock by such Acquiring Person. The Rights, which have no voting power, expire on July 17, 2007. Preferred Stock Purchase Rights outstanding under the new Plan totaled 47,315,944 as of November 28, 1997.

12. LITIGATION

         The Company is a party to various litigation arising in the normal course of business. Having considered available facts and opinions of counsel handling these matters, management of the Company does not believe the ultimate resolution of such litigation will have a material adverse effect on the Company's financial position or results of operation.

13. INCOME TAXES

         The provision for (benefit from) income taxes consists of the following for the three years in the period ended November 28, 1997:

(in thousands)                1997               1996              1995
-----------------------------------------------------------------------------

Current:
     Federal                $ 7,942           $(2,428)          $(6,300)
     State                    1,870              (727)               79
                         ---------------   ----------------  ----------------
                              9,812            (3,155)           (6,221)
                         ---------------   ----------------  ----------------
Deferred:
     Federal                  2,095             2,537            (1,994)
     State                      241             1,146            (1,420)
                         ---------------   ----------------  ----------------
                              2,336             3,683            (3,414)
                         ---------------   ----------------  ----------------
                            $12,148             $ 528           $(9,635)
                         ===============   ================  ================


         Net deferred tax assets as of November 28, 1997 and November 29, 1996 have the following significant components:

(in thousands)                                    1997           1996
--------------------------------------------------------------------------

Deferred tax assets:
     Inventory valuation reserves                $5,998            $6,464
     Nonrecurring charges                         3,288             4,800
     Accounts receivable allowances               3,628             3,827
     Compensation accruals                        3,234             3,894
     Other accounting reserves and accruals      12,865            14,135
                                              ------------- --------------
                                                 29,013            33,120
                                              ------------- --------------
Deferred tax liabilities:
     Depreciation and amortization                6,467             6,563
     Other items                                     37             1,712
                                              ------------- --------------
                                                  6,504             8,275
                                              ------------- --------------
                                                $22,509          $ 24,845
                                              ============= ==============


         A valuation allowance has not been assigned to the deferred tax assets since management believes it is more likely than not that the Company will fully realize the benefits of such tax assets.

         The effective income tax rate differs from the statutory federal income tax rate as follows:

                                                     1997     1996        1995
--------------------------------------------------------------------------------

Statutory federal tax rate                         35.0%      35.0%     (35.0)
State income taxes, net of federal tax benefit      4.3        9.0       (4.8)
Tax benefit related to company-owned life
     insurance program                             (1.8)     (29.8)     (14.0)
Other                                               0.5        3.2        0.5
                                                ---------  ---------  ----------

Effective income tax rate                          38.0%      17.4%     (53.3)%
                                                =========  =========  ==========

In 1997, the Company paid $8,185,000 in income taxes. During 1996, the Company received a net refund of $9,085,000 as a result of the loss incurred in fiscal 1995. Payments of income taxes amounted to $13,565,000 in 1995.

14. QUARTERLY DATA (UNAUDITED)

         The following table provides quarterly data for the fiscal years ended November 28, 1997 and November 29, 1996.

(in thousands, except
for per share data)         First        Second        Third        Fourth
--------------------------------------------------------------------------------
1997
Net sales                $131,805      $141,604     $144,463       $97,856
Gross profit               46,010        51,263       54,044        36,239
Net income                  4,120         7,077        8,186           397
Per common share:
  Net income                  .08           .14          .17           .01
  Dividends                   .05           .05          .05           .05

1996
Net sales                $118,899      $124,185     $123,540       $81,673
Gross profit               39,753        42,929       43,473        26,850
Net income (loss)           1,378         3,012        3,193        (5,084)
Per common share:
  Net income (loss)           .03           .06          .06          (.10)
  Dividends                   .05           .05          .05           .05

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

         The Board of Directors pursues its oversight role for the financial statements through the Audit Committee, which consists solely of independent directors. The Audit Committee meets regularly with management, the corporate internal auditors and the Company's independent accountants, Coopers & Lybrand L.L.P., to review management's process of implementation and administration of internal accounting controls, and auditing and financial reporting matters. The independent and internal auditors have unrestricted access to the Audit Committee.

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



/s/ Robert C. Siegel        /s/ John R. Ranelli         /s/ John M. Kelliher
--------------------        -------------------         --------------------
Robert C. Siegel            John R. Ranelli             John M. Kelliher
Chairman of the Board of    Executive Vice President,   Vice President, Finance
Directors, President and    Finance and Operations      and Treasurer
Chief Executive Officer



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Directors
The Stride Rite Corporation:

         We have audited the accompanying consolidated balance sheets of The Stride Rite Corporation as of November 28, 1997 and November 29, 1996, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended November 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Stride Rite Corporation as of November 28, 1997 and November 29, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 28, 1997, in conformity with generally accepted accounting principles.


Boston, Massachusetts                    /s/Coopers & Lybrand L.L.P.
January 8, 1998                          COOPERS & LYBRAND L.L.P

BOARD OF DIRECTORS

Robert C. Siegel
Chairman of the Board of Directors,
President and Chief Executive Officer

Donald R. Gant
Limited Partner, The Goldman Sachs Group, L.P.

Margaret A. McKenna
President, Lesley College

Frank R. Mori
President and Chief Executive Officer,
Takihyo, Inc.

Robert L. Seelert
Chief Executive Officer, Saatchi & Saatchi, plc.

Myles J. Slosberg
Attorney and Former Executive Vice
President of the Company

W. Paul Tippett, Jr.
Principal, Ann Arbor Partners

Committees of the Board

AUDIT COMMITTEE                          INVESTMENT COMMITTEE
Robert L. Seelert*                       Myles J. Slosberg*
Frank R. Mori                            Robert L. Seelert
Myles J. Slosberg                        W. Paul Tippett, Jr.

COMPENSATION COMMITTEE                   COMMITTEE ON THE BOARD
Frank R. Mori*                           Donald R. Gant*
Donald R. Gant                           Margaret A. McKenna
Margaret A. McKenna                      W. Paul Tippett, Jr.
W. Paul Tippett, Jr.

* Signifies Chairperson

CORPORATE DATA
SENIOR MANAGEMENT

Robert C. Siegel
Chairman of the Board of Directors,
President and Chief Executive Officer

John R. Ranelli
Executive Vice President

Joseph T. Barrell
Senior Vice President, Operations

Frank A. Caruso
Vice President and Corporate Controller

Howard B. Collins, Jr.
President, Stride Rite Sourcing International, Inc.

Karen K. Crider
General Counsel, Secretary and Clerk

Janet M. DePiero
Vice President, Human Resources

Dennis Garro
President, Stride Rite International Corp.

Patrick J. Hogan
President, Tommy Hilfiger(R) Footwear, Inc.

Joanna M. Jacobson
President, The Keds Corporation

Lorie M. Karnath
Vice President, Licensing, Strategic Planning,
Mergers and Acquisitions and Corporate Communications

John M. Kelliher
Chief Financial Officer and Treasurer

Robert B. Moore, Jr.
President, Sperry Top-Sider, Inc.
President, LS Footwear, Inc.

C. Madison Riley III
President, Stride Rite Children's Group, Inc.

Gerrald B. Silverman
Senior Vice President, Sales
The Keds Corporation

Diane M. Sullivan
Group President, Licensed Brands

EXECUTIVE OFFICES
191 Spring Street
P.O. Box 9191
Lexington, Massachusetts  02173-9191
(617) 824-6000
Internet address:  www.striderite.com

MAJOR SUBSIDIARIES

The Keds Corporation
LS Footwear, Inc.
Sperry Top-Sider, Inc.
Stride Rite Canada Limited
Stride Rite Children's Group, Inc.
Stride Rite International Corp.
Stride Rite Sourcing International, Inc.
Tommy Hilfiger(R) Footwear, Inc.

AUDITORS

Coopers & Lybrand L.L.P.
Boston, Massachusetts

STOCK LISTING
The Stride Rite Corporation's common stock is listed on the New York Stock Exchange and is identified by the symbol SRR.

ANNUAL MEETING
The 1998 Annual Meeting of Stockholders of The Stride Rite Corporation is scheduled to be held on Thursday, April 16, 1998 at 10:00 a.m. at the Company's Corporate Headquarters, 191 Spring Street, Lexington, Massachusetts.

TRANSFER AGENT, REGISTRAR, DIVIDEND DISBURSING AGENT AND AUTOMATIC DIVIDEND REINVESTMENT AND STOCK PURCHASE PLANS Communication concerning transfer requirements, address changes, dividend reinvestment and stock purchase plan enrollment, and lost certificates should be addressed to:

BankBoston, N.A.
c/o Boston Equiserve
P.O. Box 8040
Boston, MA  02266-8040

The telephone number is (781) 575-3170.

FORM 10-K
The Stride Rite Corporation's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request and may be obtained by writing to Shareholder Relations at the Company's executive offices. Information regarding the Company is also available on the Company's website at the internet address listed on this page.

COMMON STOCK PRICES

                               1997                        1996
----------------------------------------------------------------------------
Fiscal Quarter           High           Low          High          Low
----------------------------------------------------------------------------

1st                   12 5/8        10               8 3/4        6 5/8
2nd                   15 3/8        12 3/8          10 3/4        7 7/8
3rd                   15            11 7/8           9 3/8        6 7/8
4th                   14 15/16      11 9/16         10 1/4        7 7/8

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