Form 10-K, Exhibit 13
period 1998-11-27
STRIDE RITE CORP
filed 1999-02-25
CIK 94887

EXHIBIT 13

Selected Financial Data
                                1994       1995      1996       1997       1998
Operating Results (1)
Net sales                    $523,877   $496,432   $448,297  $515,728   $539,413
Net income (loss) (2)          19,798     (8,430)     2,499    19,780     21,052
Common stock dividends         18,898     16,581      9,923     9,630      9,401
Per common share:
   Net income (loss) (2)          .40       (.17)       .05       .40        .44
   Cash dividends                 .38       .335        .20       .20        .20

Financial Position (1)
Working capital               236,628    204,785    201,597   176,263    173,502
Total assets                  396,620    366,616    364,330   343,918    335,496
Long-term debt                  1,667        833          -         -          -
Stockholders' equity          292,506    267,456    261,524   242,026    244,727
Book value per common share      5.91       5.40       5.27      5.12       5.28

Statistics (1)
Return on average equity (2)      6.6%     (2.9)%       0.9%      7.8%       8.5%
Return on sales (2)               3.8%     (1.7)%       0.6%      3.8%       3.9%
Common shares outstanding      49,518    49,531      49,667    47,316     46,381
at end of year
Number of employees at end      3,700     3,600       3,500     2,900      2,400
of year
Number of shareholders          5,100     5,000       4,800     5,100      4,800

(1) Financial data is in thousands, except for per share information. (2)1995 amounts include nonrecurring charges of $16,573,000 ($9,972,000, net of income taxes, or $.20 per share).

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Overview

The table below and the paragraphs which follow summarize the Company's performance in the last three fiscal years. The Company operates within a very competitive industry. Portions of the information presented in this Annual Report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties (detailed from time to time in the Company's filings with the Securities and Exchange Commission) which may cause actual results to differ materially from those projected or implied in these statements. The risks and uncertainties faced by the Company include, among others, the following: general economic conditions, sudden changes in consumer trends, changes in consumer spending patterns, consumer preference changes for the products of existing competitors, the introduction of new competitors, delays in the launch of new product lines, difficulties in forecasting operating results due to the cancellation of advance orders by retailers, and the variability of reorder demand for the Company's products. The risks listed here are not exhaustive and should be considered with those detailed in the Company's filings with the Securities and Exchange Commission.


                                                 Percent Change
Increase (decrease)                      1998 vs. 1997     1997 vs. 1996
Net sales                                   4.6%               15.0%
Gross profit                                1.7%               22.6%
Selling and administrative expenses         3.0%                3.2%
Operating income                           (4.8)%            2176.1%
Income before income taxes                  4.1%              954.8%
Net income                                  6.4%              691.5%



                                                 Percent to Net Sales
                                              1998        1997        1996
Gross profit                                 35.4%       36.4%       34.1%
Selling and administrative expenses          29.9%       30.4%       33.8%
Operating income                              5.5%        6.0%        0.3%
Income before income taxes                    6.2%        6.2%        0.7%
Net income                                    3.9%        3.8%        0.6%

Net Sales

During fiscal 1998, consolidated net sales increased $23.7 million or 4.6% above the sales level achieved in fiscal 1997 as the Company's wholesale and retail businesses both increased at similar rates. For the wholesale divisions of the Company, sales of licensed brands increased 10% in fiscal 1998, while the Company's owned brands posted a revenue increase of 4% as compared to 1997. In 1998, unit shipments of current line merchandise for the wholesale divisions of the Company were 6% higher than in 1997, while average selling prices increased less than 1% from 1997. Sales of discontinued products in 1998 were 29% higher than last year with most of the increase due to the disposition of discontinued styles in the Tommy Hilfiger men's product line. In 1998, sales of the Company's retail business, which includes the Stride Rite children's booteries and leased departments, manufacturers' outlets and the Great Feet(TM) children's concept, increased 5% as compared to 1997. Retail sales represented 16.6% of consolidated net sales in each of the last two years. Sales at comparable retail stores (stores open for a full year in each fiscal year) increased 6.7% in 1998, following the 2% sales gain achieved in 1997. The Company operated an average of 196 stores during 1998, a 4% decrease from the average of 205 stores operated during 1997. As of year-end 1998, the Company had 199 stores, down from the store count of 201 in November 1997 and 213 in November 1996. Excluding the impact of product mix changes, net sales in 1998 were adversely affected by approximately $9 million due to selling price declines.

The increase in sales in the Company's wholesale businesses in fiscal 1998 was largely the result of improving conditions in the Keds' business, which delivered a 13% sales increase for the year, its first revenue gain in the past six years. Sales of Keds current line merchandise increased 17% in 1998, while sales of discontinued styles were 33% lower than 1997. Despite a 29% decline in sales of the Keds Champion(R) style during 1998, sales of Women's Keds increased 21% from 1997 as the strategy of reinventing the basic Keds silhouette produced substantial revenue gains. Sales of Keds' new, more comfortable basics offerings, including the first full year for the "Ready to Wear(R)" product line and the introduction of the "Relaxed Fit(R)" collection, more than offset the sales decline of the Champion(R) style during 1998. The Keds children's business, primarily directed at young girls, also had higher sales in 1998, up 14% from 1997. Sales of the Stride Rite Children's Group were 4% higher in 1998 with sales of Stride Rite and Nine West Kids products to independent dealers, family shoe stores and department stores increasing nearly 4% and sales at company-owned retail stores up 5%. Sales of the Sperry Top-Sider division in 1998 decreased 12% as the brand experienced heavy cancellations of future orders and soft reorders in the Spring season due to increased competition in the men's boat shoe market. International division revenues declined $5.8 million or 16% in 1998, due primarily to a restructuring of the Company's operations from a subsidiary and distributor structure to licensing arrangements in certain countries.

Sales of the Tommy Hilfiger division for fiscal 1998 were even with the sales level achieved during the same period in fiscal 1997 as revenues associated with the Tommy Hilfiger women's launch in August 1998 and the liquidation of discontinued men's styles offset a 38% decrease in the sales of current line merchandise for the Tommy men's business. While the revenue comparison with 1997 was challenging, as last year's sales included heavy shipments to retailers to support the initial launch of the men's product line, the slowdown in the overall athletic footwear market during 1998 had a negative effect on Tommy Hilfiger division sales. Additionally, product line changes away from higher priced basketball styles and more competitive market conditions in the men's footwear market resulted in an average selling price in 1998 which was 20% lower than in 1997. In April 1997, the Company had entered into a license agreement to market Levi's brand footwear. During the third quarter of 1998, the Company began shipping the initial Levi's product line which was targeted at boys and young men. After the Company evaluated the early retail results, which were significantly below expectations, and assessed the general strength of the Levi's brand and the current competitive conditions in the young men's footwear market, the Company and Levi Strauss & Co. mutually agreed to discontinue the footwear line. Sales of Levi's footwear for 1998 totaled $7.1 million, including the liquidation of the majority of Levi's remaining inventory. The Company recorded a one-time, pre-tax charge of $5 million ($.07 per share after tax) in the fourth quarter of 1998 to cover losses on the disposal of inventory, severance and other costs associated with this decision.

In fiscal 1997, consolidated net sales increased $67.4 million or 15% from the sales level achieved in fiscal 1996. Sales of the Company's wholesale businesses increased 20% in 1997, while retail sales decreased 4%. The retail sales decrease in 1997 was the result of a 2% sales gain at comparable stores, more than offset by store closings which drove down the average store count by 10% from 1996. A 7% increase in unit shipments of current line merchandise during 1997 and a higher average selling price, up 10%from 1996, contributed to the sales growth of the wholesale businesses. Sales of discontinued products in 1997 decreased 6% from 1996, offsetting a portion of this sales gain. The higher sales in the Company's wholesale businesses in fiscal 1997 were largely related to licensed brands as the initial shipments of the Tommy Hilfiger men's and boys' product line helped results. In 1997, Keds division sales decreased 10% from 1996 due to lower sales of discontinued styles and revenue declines in the children's and women's product lines of 11% and 5%, respectively. Sales of the Stride Rite Children's Group in 1997 decreased 2% as a 4% reduction in retail sales offset a 1% increase in sales of Stride Rite brand products to independent accounts. Sales of the Sperry Top-Sider division increased 17% in 1997 as compared to 1996 due to the introduction of new products aimed at the office-casual market. In 1997, the Company's International division posted a 23% sales increase from 1996 due to the introduction of Tommy Hilfiger products in Canada and Latin America and increased Keds sales in South America.

Gross Profit

The Company's gross profit in fiscal 1998 totaled $190.8 million, an increase of $3.2 million or 1.7% from fiscal 1997. In 1998, the Company's consolidated gross profit percent of 35.4% was a full percentage point below the 36.4% rate achieved in fiscal 1997. Excluding the one-time cost of sales charge of $3.7 million associated with the decision to terminate the Levi's footwear license, the Company's gross margin percent was 36.1% in 1998, slightly below the performance in 1997. The Company's LIFO provision had a favorable impact on gross profit comparisons in each year, with LIFO increasing gross profit by $3.7 million (0.7% of net sales) in 1998 compared to an increase of $4.5 million (0.9% of net sales) in 1997. The primary cause of the favorable LIFO impacts in 1997 and 1998 was the reduction of certain domestically manufactured inventory quantities which were valued at costs prevailing in prior years. In addition to the impact of the Levi's shutdown, the Company's gross profit performance in 1998 was negatively impacted by increased inventory obsolescence charges and sales allowances, as well as higher retail markdowns. In 1998, these costs adversely affected gross profit comparisons by 1.9 percentage points, with the largest area of cost increase being in the Tommy Hilfiger division. The increased level of sales related to discontinued merchandise during 1998 also tended to negatively impact gross profit performance as compared to 1997. An improved gross profit performance at Keds in 1998 partially offset these unfavorable items.

In fiscal 1997, gross profit increased $34.6 million or 22.6% from fiscal 1996. The Company's 1997 gross profit rate improved 2.3 percentage points to 36.4% compared to the 34.1% rate achieved in 1996. The gross profit performance in 1997 was favorably affected by higher sales of current line merchandise and lower sales of discontinued products. Obsolescence charges and retail markdowns were also lower in 1997 resulting in an improvement of 0.5 percentage points as compared to 1996. The Company's LIFO provision also had a favorable impact on gross profit comparisons with LIFO increasing gross profit by $4.5 million (0.9% of net sales) in 1997 compared to a gross profit reduction of $0.1 million in 1996. In 1997, gross profit performance was negatively impacted by $1.2 million (0.2% of net sales) of manufacturing inefficiencies during the phase-out of the Company's last two children's production facilities in Missouri. The decreased contribution to consolidated sales of retail operations, the portion of the Company with the highest gross profit percentage, also lowered the 1997 gross profit percent as retail sales accounted for 16.6% of total sales in 1997 compared to 19.9% in 1996.

Operating Costs

The Company's selling and administrative expenses in fiscal 1998 increased $4.7 million or 3% above the expense level incurred in fiscal 1997. This rate of expense increase was somewhat lower than the overall gain in net sales of 4.6% achieved during 1998. As a percentage of net sales, selling and administrative costs were 29.9% in 1998 compared to 30.4% in 1997. Operating expenses in 1998 included $1.3 million (0.2% of net sales) of severance and other costs related to the shutdown of the Levi's footwear business. Advertising and sales promotion expenses accounted for all of the higher costs in 1998, increasing $6.3 million or 22% from the total expenditures in 1997. Advertising spending represented 6.4% of net sales in 1998 compared to 5.5% of sales in 1997. The Keds national television campaign, which supported the introduction of the "Ready to Wear" and "Relaxed Fit" collections, was the principal reason for the higher spending in 1998. Selling and administrative expenses in 1998 also included $3.6 million of product development and other costs related to the introduction of new licensed brands in the second half of the year. Retail store expenses decreased $0.3 million in 1998 due principally to the lower average store count as compared to 1997. Despite the 5% sales increase for the Company's wholesale businesses, distribution costs decreased $1.1 million or 10% in 1998 as efficiencies were realized at the Company's Huntington, Indiana distribution facility, which was operational for its first full year in 1998. Total distribution costs represented 2% of net sales in 1998 compared to 2.3% in 1997. The 1997 distribution expenses had included $1.2 million of start-up expenses associated with the opening of the new Indiana facility. In addition, the restructuring of International operations, including the closing of a European sales office, resulted in $3.7 million in cost savings during 1998. Spending on information systems in 1998 increased $2.4 million from 1997 as part of the Company's effort to upgrade computer systems and to prepare for the Year 2000 transition.

In fiscal 1997, selling and administrative expenses increased $4.9 million or 3.2% from fiscal 1996. As a percentage of sales, selling and administrative costs were 30.4% in 1997 compared to 33.8% in 1996. Advertising and sales promotion expenses were higher by $3.6 million in 1997 as advertising spending increased to 5.5% of net sales compared to 5.1% in 1996. Retail store expenses decreased $3.9 million in 1997 due to lower payroll and benefit costs in the stores and cost reductions related to store closings effected as part of the Company's restructuring program announced in 1995. Distribution expenses decreased $0.6 million in 1997, despite the 20% increase in sales volume of the Company's wholesale businesses and $1.2 million of start-up costs related to a new facility, as further efficiencies were achieved in the Company's Kentucky distribution facility. Spending on information systems during 1997 increased $2.3 million from 1996 as part of efforts to upgrade computer systems. Operating expenses in 1997 also included $2 million of start-up costs associated with the introduction of new licensed brands, which was slightly above the spending of $1.9 million in 1996.

Other Income and Taxes

Non-operating income (expense) increased the Company's pre-tax earnings by $3.7 million in fiscal 1998 compared to an increase of $0.9 million in fiscal 1997 and an increase of $1.7 million in fiscal 1996. Investment income decreased by $0.2 million in 1998 as compared to 1997 due to a decrease in the funds available for investment during the year. Investment income in 1997 increased slightly from 1996 as increased investment yields offset a 7% decrease in the funds available for investment during the year. Interest expense in 1998 increased $1.5 million as compared to 1997 due to an increase of $25.1 million in average borrowings during the year required to fund working capital needs and increased capital expenditures. Average interest rates were also higher during 1998, 6.4% compared to 6.2% in 1997. Interest expense in 1997 decreased $0.5 million as compared to 1996 due to the reduced need for short-term borrowing during the year. Other income and expense items increased pre-tax income by $1.8 million in 1998, compared to reductions of $2.7 million in 1997 and $1.3 million in 1996. In 1998, other income included a gain of $3.9 million from the sale of the Company's former distribution facility in Boston, Massachusetts. Expenses associated with a company-owned life insurance program reduced income in each year.

Income taxes resulted in expenses of $12.2 million in fiscal 1998 and $12.1 million in fiscal 1997, up significantly from income taxes of $0.5 million in fiscal 1996 as a result of the higher pre-tax earnings in the past two years. The Company's effective income tax rate was 36.6% in 1998, below 1997's effective tax rate of 38% as lower state income taxes offset reduced tax benefits from a company-owned life insurance program. In 1996, the Company's effective tax rate was 17.4%.

Net Income

The Company earned $21.1 million in fiscal 1998, a 6.4% improvement from the earnings of $19.8 million in fiscal 1997. Excluding the cost of terminating the Levi's footwear business offset partially by a real estate gain, net income totaled $21.8 million in 1998, an increase of 10% above 1997. The increased earnings in 1998 were driven principally by profitable sales growth of the Keds division, partially offset by operating losses related to the unsuccessful introduction of the Levi's brand and difficulties in the Tommy Hilfiger division. Although the Company's gross profit percentage deteriorated somewhat in 1998 as compared to 1997, operating expenses increased, below the rate of sales growth, and combined with the gain on the sale of real estate produced a slight improvement in profitability. The Company's after-tax return on sales finished at 3.9% in 1998, above the 3.8% return in 1997.

Liquidity and Capital Resources

As of the end of fiscal 1998, the Company's balance sheet reflected a current ratio of 3 to 1 with no long-term debt. The Company's cash and short-term investments totaled $42.4 million at November 27, 1998, down $8.7 million from the total cash and investments of $51.1 million at the end of 1997. In addition, other assets included $10.5 million in 1998 and $9.3 million in 1997 of investments in intermediate-term, fixed income instruments. During 1998, the Company's operations generated $21.7 million of cash, an increase from the operating cash flow of $16.3 million in 1997, but well below the $58.6 million of cash generated in 1996. Working capital decreased slightly in 1998 as lower inventories at year-end more than offset an increased level of accounts receivable. Inventory levels at November 27, 1998 decreased $6.3 million or 4.6% from year-end 1997 as all business units showed decreased inventory levels, except for the Keds division. Year-end inventory levels of Tommy Hilfiger and Sperry Top-Sider products were reduced 35% and 48%, respectively, from the 1997 inventory levels reflecting a more appropriate investment going into fiscal 1999. The 1998 year-end inventory level of Keds products was 40% higher than 1997 as inventories of core basic styles were increased to better support reorder demand and planned business growth in fiscal 1999.

Additions to property and equipment totaled $17.3 million in fiscal 1998 compared with $14.3 million in fiscal 1997 and $7.8 million in fiscal 1996. Capital expenditures in 1998 included $10.2 million related to computer systems as the Company continues its efforts to upgrade information systems capabilities and prepares for the Year 2000 transition. In most areas, the Company is implementing new computer systems, which will be Year 2000 compliant, as part of its continuing efforts to upgrade systems capabilities and to effect the transition from mainframe computer processing to lower cost, midrange computers. Capital expenditures in 1998 also included $3.6 million for the purchase of the Company's Huntington, Indiana distribution facility. The cash required by this capital expenditure was more than offset by the sale of the Boston, Massachusetts distribution facility which was closed in December 1997. In 1998, spending related to updating retail store designs and opening new retail stores totaled $2.7 million compared to retail expenditures of $2.2 million in 1997 and $2.3 million in 1996. During 1998, the Company opened twelve new retail stores compared to four store openings in 1997. Since the announcement of the Company's business realignment initiated in the fourth quarter of 1995, 81 retail stores have been closed. In 1999, the Company will continue to focus its efforts on improving retail profitability by critically evaluating underperforming locations and opening new booteries and manufacturers' outlets where appropriate. In fiscal 1999, the Company expects that total capital expenditures will be approximately $18 million, with the most significant expenditures in new computer systems. Funding for capital expenditures is expected to be provided from internal sources.

Through share repurchases and cash dividends, the Company returned $21.9 million to shareholders during fiscal 1998. Following the completion of an earlier share repurchase program, the Board of Directors authorized the repurchase of an additional two million common shares in October 1997. The Company expended $12.5 million in 1998 to repurchase 1,233,000 common shares under its share repurchase program. Combined with the shares repurchased in the fourth quarter of 1997, the Company has repurchased 1,758,000 shares under this new authorization leaving 242,000 shares authorized for future repurchase. Over the last eleven years, the Company has repurchased 17,758,000 shares for an aggregate expenditure of $164.4 million. The Company has paid a dividend to shareholders each quarter since it became a public company in 1960. Cash used for dividends decreased to $9.4 million in 1998 compared to $9.7 million in 1997 and $9.9 million in 1996 as a result of the lower outstanding shares. Funds for these stock repurchases and dividends were provided from internal sources.

In addition to internal sources of capital, the Company maintains bank lines of credit to satisfy any seasonal borrowing requirements that may be imposed by the sales patterns which are characteristic of the footwear industry. At year-end 1998, the Company's available, uncommitted lines of credit totaled $60 million. During 1998, the Company's borrowings averaged $26.7 million compared to the average borrowings of $1.6 million in 1997 and $9.2 million in 1996. This increased level of borrowings in 1998 was primarily due to expenditures related to the Company's share repurchase program and higher capital expenditures. No short-term borrowings were outstanding at the end of 1998 or 1997. At November 27, 1998, the Company had no long-term debt as the final payment on the Company's Senior Notes was made in November 1997.

Year 2000

Many existing computer programs were designed and developed without regard for the Year 2000 ("Y2K") and beyond. If the Company or its significant suppliers or customers fail to make necessary modifications, conversions, and contingency plans on a timely basis, the Y2K issue could have a material adverse effect on the Company's business, operations, cash flow, and financial condition. At this time, the effect cannot be quantified, in part because the Company cannot accurately estimate the magnitude, duration, or ultimate impact of noncompliance by third parties which have no direct relationship to the Company. Management of the Company believes that its competitors face a similar risk. In April 1997, the Company established a project team to identify non-compliant software and complete the corrections or plans required to mitigate the Y2K issue. The Company had identified three categories of software and systems that required attention:

o Information Technology ("IT") systems, such as mainframes, personal computers, networks and telecommunications

o Non-IT systems, such as equipment, machinery, climate control and security systems, which may contain micro-controllers with embedded technology, and

o Partner (supplier and customer) IT and non-IT systems.

Over the last two years, the Company has modified or replaced portions of its software so that its computer systems and equipment will function properly with respect to dates for the Year 2000 and thereafter. This modification process will continue during fiscal 1999 and will be supplemented by extensive testing of modified and new computer systems. This modification and replacement process is being implemented by the Company's internal resources and various third parties. The Y2K efforts are being supervised by the Company's Senior Vice President of Information Technology and internal executive management. The Company presently believes that with the planned modifications to existing software and conversions to new software, the Y2K issue will not pose significant operational problems for its computer systems.

With respect to its internal infrastructure, the Company has completed a thorough assessment of all its existing information technology infrastructure including information systems. A significant portion of the Company's Y2K issues will be resolved with the installation of new information systems which are Y2K compliant. During 1997 and 1998, the Company installed new Y2K compliant systems in its two distribution centers in Kentucky and Indiana, as well as its new electronic data interchange translator. The installation of new financial and other support systems should be completed during the first quarter of fiscal 1999 and tested by June 1999. The Company's most extensive systems project involves the installation of upgraded order management software which is Y2K compliant. The Company plans to complete the testing and begin installation of this new order management and inventory system by August 1999. Due to the importance of the order management and inventory system to the Company's operations, the existing order management system, which was internally developed during the 1980's, has been remediated and testing should be complete by May 1999 to ensure a smooth transition into Y2K for these critical systems. The Company is currently upgrading its retail merchandise systems and its store point-of-sale equipment and systems with Y2K compliant software versions. The installation and testing of these new systems should be completed by June 1999. The Company estimates that approximately 60% of the activities related to the internal infrastructure portions of its Y2K compliance efforts have been completed through November 27, 1998.

The Company's  non-IT systems  include:  security and fire  prevention  systems, elevators and environmental control equipment. These non-IT systems are continuing to be assessed and plans continue to be updated. With respect to its key business partners, the Company has communicated with its most critical retail customers, suppliers, banks and other vendors seeking assurances that their organizations will be Y2K compliant. Although no method exists for achieving certainty that any organization's significant partners will function without disruption in the Year 2000, the Company's goal is to obtain as much detailed information as possible about its significant partners' plans and to identify those companies which appear to pose a significant risk of failure to perform their obligations to the Company as a result of the Y2K issue. The Company expects to have compiled detailed information regarding all of its significant business partners by June 1999 and plans to avoid those partners who may present an unacceptable level of risk. The Company currently is not dependent on a single source for any products or services. In the event a significant supplier or other business partner is unable to provide products or services to the Company due to Y2K issues, the Company believes it has adequate alternate sources for such products or services. There can be no guarantee, however, that similar or identical products or services would be available on the same terms and conditions or that the Company would not experience some adverse effects as a result of switching to such alternate sources. The Company believes that suppliers and customers present an area of significant risk in part because of the Company's limited ability to influence actions of third parties and because of the Company's inability to estimate the level and impact of noncompliance of third parties throughout the extended supply chain.

Like most large business enterprises, the Company is dependent upon its own internal computer technology and relies upon timely performance by its business partners. As noted above, a large-scale Y2K failure could impair the Company's ability to deliver product on a timely basis to customers, resulting in potential lost sales opportunities and additional operating expenses. Neither the precise magnitude of such lost sales opportunities and additional operating expenses nor the exact costs of carrying out contingency plans has yet to be determined by the Company. The Company's Y2K program seeks to identify and minimize this risk and includes testing of its internally developed systems and purchased hardware and software to ensure, to the extent feasible, that all such systems will function before and after January 1, 2000. The Company is continually refining its understanding of the risk that Y2K issues pose to its significant business partners based upon information obtained through its surveys and interviews. That refinement will continue throughout 1999. Contingency plans are being developed on a case-by-case basis, and may include encouraging customers to place orders and producing products before anticipated business disruptions, manual intervention of processes, or finding alternative suppliers. In addition, the Company has taken steps to remediate certain legacy information systems that it believes are critical to the Company's operations. This includes the new order management and inventory systems that are being installed to improve business information, while dealing with the Y2K issue. If the new system should fail or be delayed, the current software should be available to continue critical information systems. Despite these efforts, judgments regarding contingency plans - such as how to develop them and to what extent - are themselves subject to many variables and uncertainties. There can be no assurance that Stride Rite will correctly anticipate the level, impact or duration of noncompliance by suppliers and customers that provide inadequate information. As a result, there is no certainty that its contingency plans will be sufficient to mitigate the impact of noncompliance by suppliers and customers, and some material adverse effect to Stride Rite may result from one or more third parties regardless of defensive contingency plans.

The total cost of achieving Y2K compliance is estimated at approximately $24 million and is being funded through operating cash flows and cash on hand. This amount includes the upgrade and enhancement of the Company's order management system. Of the total project cost, approximately $19 million is attributed to the purchase, development and installation of new software which is being capitalized. Costs of approximately $5 million, representing spending related to software remediation, testing and other support related to the Y2K project, are being expensed. Total Y2K project costs expended through November 27, 1998 amounted to approximately $16.8 million.

Recent Accounting Pronouncements

Recent accounting pronouncements, which may impact the Company's financial statements in the future, are described in Note 14 to the consolidated financial statements.


Consolidated Balance Sheets
In thousands, except for share data

                                                          1998        1997
Assets
Current Assets:
Cash and cash equivalents                                 $ 42,427    $ 41,663
Short-term investments                                          -        9,417
Accounts and notes receivable, less allowances              56,475      51,708
of $9,572 in 1998 and $9,006 in 1997
Inventories                                                128,472     134,728
Deferred income taxes                                       24,758      29,013
Prepaid expenses                                             6,097       5,122
  Total current assets                                     258,229     271,651
Property and equipment, net                                 58,350      55,395
Other assets, net                                           17,739      15,639
Goodwill, net                                                1,178       1,233
                                                       ------------------------
  Total assets                                            $335,496    $343,918

  Liabilities and Stockholders' Equity
Accounts payable                                            40,951      31,748
Income taxes payable                                        14,130      21,445
Accrued expenses and other liabilities                      29,646      42,195
                                                       ------------------------
  Total current liabilities                                 84,727      95,388
Deferred income taxes                                        6,042       6,504
Stockholders' Equity:
Preferred stock, $1 par value - 1,000,000 shares                -            -
authorized; Issued - none
Common stock, $.25 par value - 135,000,000 shares           14,237      14,237
authorized; Issued - 56,946,544
Capital in excess of par value                              22,063      22,289
Retained earnings                                          337,943     326,292
                                                       ------------------------
                                                           374,243     362,818
Less cost of 10,565,526 shares of common stock held
in treasury (9,630,600 in 1997)                          (129,516)   (120,792)
                                                       ------------------------
  Total stockholders' equity                               244,727     242,026
                                                       ------------------------
  Total liabilities and stockholders' equity              $335,496    $343,918
                                                       ------------------------


The accompanying notes are an integral part of the consolidated financial statements.


Consolidated Statements of Income
In thousands, except for per share data

                                                       Years Ended
                                              1998        1997        1996
Net sales                                   $539,413    $515,728    $448,297
Cost of sales                                348,587     328,172     295,292
Selling and administrative expenses          161,279     156,533     151,642
Operating income                              29,547      31,023       1,363
Investment income                              3,635       3,755       3,713
Interest expense                              (1,730)       (188)       (701)
Other income (expense), net                    1,770      (2,662)     (1,348)
Income before income taxes                    33,222      31,928       3,027
Provision for income taxes                    12,170      12,148         528
Net income                                   $21,052     $19,780     $ 2,499
Net income per common share:
  Diluted                                      $ .44       $ .40       $ .05
  Basic                                        $ .45       $ .41       $ .05
Average common shares used in per share computations:
  Diluted                                     47,335      48,949      49,909
  Basic                                       47,074      48,532      49,596

The accompanying notes are an integral part of the consolidated financial statements.


Consolidated Statements of Cash Flows
In thousands                                             Years Ended
                                                  1998       1997      1996
Cash was provided from (used for) Operations:
Net income                                      $21,052    $19,780   $ 2,499
Adjustments to reconcile to net cash provided from operations:
Depreciation and amortization                     9,384      9,833     9,698
Impairment of long-term assets                        -          -     4,038
Deferred income taxes                             3,793      2,336     3,683
Compensation expense related to stock plans         112        502       484
Equity in loss (earnings) of affiliate             (813)       400     1,092
Gain related to long-term investments               (58)         -     (1,235)
Loss (gain) on disposal of property and
equipment                                        (3,199)     1,589      2,451
Changes in:
  Accounts and notes receivable                  (4,767)    (6,842)     3,200
   Inventories                                    6,256    (15,641)    26,411
   Prepaid expenses                                (975)     2,053     (1,994)
   Long-term notes receivable                        92        502        143
   Accounts payable, income taxes, accrued
   expenses and other current liabilities        (9,207)     1,813      8,082
   Net cash provided from operations             21,670     16,325     58,552
Investments:
Short-term investments                            9,417     25,194     (8,400)
Additions to property and equipment             (17,323)   (14,278)    (7,784)
Proceeds from sales of property and equipment
                                                  8,375        653        354
Distributions and dividends from long-term
investments                                         361          -      4,334
Purchase of noncurrent marketable securities
                                                 (1,313)    (2,160)    (7,091)
Decrease (increase) in other assets                (506)      (604)        94
  Net cash provided from (used for)
  investments                                      (989)     8,805    (18,493)
Financing:
Long-term debt payments                               -       (833)      (833)
Proceeds from sale of stock under stock plans
                                                  1,777      1,654         28
Tax benefit (provision) in connection with
stock plans                                         207         65       (199)
Repurchase of common stock                      (12,453)   (31,873)         -
  Cash dividends paid                            (9,448)    (9,749)    (9,916)
   Net cash used for financing                  (19,917)   (40,736)   (10,920)
Net Increase (decrease) in cash and cash
equivalents                                         764    (15,606)    29,139
Cash and cash equivalents at beginning of the
year                                             41,663     57,269     28,130
Cash and cash equivalents at end of the year
                                                $42,427    $41,663    $57,269

The accompanying notes are an integral part of the consolidated financial statements.


Consolidated Statements of Changes
in Stockholders' Equity
In thousands, except for share data

                              Common      Capital in  Retained    Treasury
                               Stock       Excess of   Earnings    Stock
                                           Par Value
Balance, December 1, 1995      $14,237     $23,006     $323,566    $ (93,353)
Net income                                                2,499
Issuance of 136,580 common                     (29)                    1,720
shares under stock plans
Tax provision in connection                   (199)
with stock plans
Cash dividends on common                                 (9,923)
stock, $.20 per share
Balance, November 29, 1996      14,237      22,778      316,142      (91,633)
Net income                                               19,780
Issuance of 98,307 common                     (157)                    1,234
shares under stock plans
Issuance of 118,050 common                    (397)                    1,480
shares under employee stock
plan
Tax benefit in connection                       65
with stock plans
Repurchase of 2,567,500                                              (31,873)
shares of common stock
Cash dividends on common                                 (9,630)
stock, $.20 per share
Balance, November 28, 1997      14,237      22,289      326,292     (120,792)
Net income                                               21,052
Issuance of 298,074 common                    (433)                    3,729
shares under stock plans
Tax benefit in connection                      207
with stock plans
Repurchase of 1,233,000                                              (12,453)
shares of common stock
Cash dividends on common                                 (9,401)
stock, $.20 per share
Balance, November 27, 1998     $14,237     $22,063     $337,943    $(129,516)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation The consolidated financial statements of The Stride Rite Corporation include the accounts of the Company and all its wholly-owned subsidiaries. Intercompany transactions between the Company and its consolidated subsidiaries have been eliminated. The Company's investment in an unconsolidated, 49.5% owned affiliate is accounted for in the consolidated financial statements using the equity method of accounting. Under this method, the Company's share of the affiliate's income or loss is included in the consolidated statement of income. Earnings related to transactions between the affiliate and the Company's consolidated subsidiaries are deferred until merchandise is resold by those subsidiaries. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the fiscal 1998 presentation.

Fiscal Year The Company's fiscal year ends on the Friday closest to November 30 in each year. Fiscal years 1998, 1997 and 1996 ended on November 27, 1998, November 28, 1997, and November 29, 1996, respectively.

Cash Equivalents, Short-Term Investments and Marketable Securities Cash equivalents represent highly liquid investments, with a maturity of three months or less at the time of purchase. Short-term investments, representing commercial paper with a high investment grade, bank certificates of deposit and tax-exempt debt instruments with a maturity of between three months and one year, are stated at cost, which, due to their short-term nature, approximates fair value. Noncurrent marketable securities, representing funds invested in intermediate-term, fixed income instruments with maturities greater than one year, are stated at fair value and are considered available for sale.

Financial Instruments Financial instruments consist principally of cash, short-term investments, intermediate-term investments and trade receivables and payables. The Company places its investments in highly rated financial institutions and investment grade, short-term financial instruments, which limits the amount of credit exposure. The Company sells footwear to numerous retailers. Historically, the Company has not experienced significant losses related to investments or trade receivables. The Company's exposure to foreign exchange risk is limited through dollar denominated transactions. The only derivative financial instruments which the Company utilizes are foreign exchange forward contracts relating to immaterial royalty arrangements. The Company does not enter into material derivative financial instruments such as futures, forward or option contracts. The Company calculates the fair value of all financial instruments and includes this additional information in the consolidated financial statements when the fair value is different than book value. The Company uses quoted market prices, when available, to calculate these fair values.

Inventory Valuation Inventories are stated at the lower of cost or market. The cost of inventories is determined on the last-in, first-out (LIFO) basis.

Property and Equipment Property and equipment are stated at cost. The cost of equipment includes the capitalization of certain associated computer software costs. Depreciation, which is calculated primarily on the straight-line method, is provided by periodic charges to expense over the estimated useful lives of the assets. Leaseholds and leasehold improvements are amortized over the terms of the related leases or their estimated useful lives, whichever is shorter, using the straight-line method.

Goodwill and Trademarks Goodwill represents the excess of the amount paid over the fair value of net assets acquired. Trademark rights are stated at acquisition cost. These assets are amortized on a straight-line basis primarily over a 25-year period. The carrying value of these intangible assets is periodically reviewed by the Company and, if necessary, impairments of values are recognized. If there is a permanent impairment in the carrying value of goodwill, trademarks or other intangible assets, the amount of such impairment is computed by comparing the anticipated discounted future operating income of the acquired business or trademark to the carrying value of the assets. In performing this analysis, the Company considers current results and trends, future prospects and other economic factors.

Income Taxes Deferred income taxes are provided for temporary differences between financial and taxable income. Deferred taxes are also provided on undistributed earnings of subsidiaries and affiliates located outside the United States at rates expected to be applicable at the time of repatriation.

Advertising  The  Company  expenses   advertising   costs  as  incurred.   Total
advertising expense amounted to $34,385,000, $28,121,000 and $24,530,000 for 1998, 1997 and 1996, respectively.

Industry Segment Information The Company operates solely within the footwear industry; therefore, no segment information is required.

Estimates Included in Financial Statements The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income per Common Share Earnings per share information has been restated to conform to SFAS No. 128, "Earnings per Share" which the Company adopted effective November 29, 1997. Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the sum of the weighted average number of shares plus additional common shares that would have been outstanding if potential dilutive common shares had been issued for stock options granted. The following table reconciles the number of shares for the basic and dilutive computations for the fiscal years presented in the consolidated statements of income:


In thousands, except for per share data                 1998      1997     1996
Net income                                            $21,052   $19,780  $2,499
Weighted average common shares outstanding (basic)     47,074    48,532  49,596
Dilutive effect of stock options                          261       417     313
Weighted average common shares outstanding (diluted)   47,335    48,949  49,909
Earnings per common share:
  Basic                                                  $.45      $.41    $.05
  Diluted                                                 .44       .40     .05

2. Inventories
The cost of inventories, which consist primarily of finished product, at November 27, 1998 and November 28, 1997 was determined primarily on a last-in, first-out (LIFO) basis. During 1998, the LIFO reserve decreased by $3,684,000 to $14,606,000 at November 27, 1998. If all inventories had been valued on a FIFO basis, net income would have been lower by $2,323,000 ($.05 per share) in 1998. The LIFO reserve decreased by $4,541,000 in 1997 and increased by $103,000 in 1996. If all inventories had been valued on a FIFO basis, net income would have been decreased by $2,731,000 ($.06 per share) in 1997 and increased by $90,000, (less than $.01 per share) in 1996.

During 1998, 1997 and 1996, reductions in certain inventory quantities resulted in the sale of products carried at costs prevailing in prior years which were different from current costs. As a result of these inventory reductions, net income was increased by $1,733,000 ($.04 per share), $3,379,000 ($.07 per share) and $1,874,000 ($.04 per share) in 1998, 1997 and 1996, respectively.

3. Property and Equipment
The components of property and equipment at November 27, 1998 and November 28, 1997 and the range of asset lives used in depreciation calculations for each asset category are as follows:

In thousands                         Range   of   Useful 1998       1997
                                     Lives
Land and improvements                10 years            $ 2,635    $ 3,664
Buildings and improvements           10-40 years          12,535     15,672
Machinery, equipment, computer       3-12 years           64,854     55,065
software and fixtures
Leaseholds and leasehold             5-15 years           14,576     15,337
improvements
                                                         ----------------------
                                                          94,600     89,738
Less accumulated depreciation and                        (36,250)   (34,343)
amortization
                                                         ----------------------
                                                         $58,350    $55,395


4. Other Assets

As of November 27, 1998 and November 28, 1997, other assets includes the following:


In thousands                                              1998        1997
Marketable securities                                  $10,445     $ 9,252
Joint venture manufacturing facility                     2,821       2,008
Trademark rights and other intangible assets, net        2,239       2,378
Other                                                    2,234       2,001
                                                       $17,739     $15,639


Marketable securities of $10,445,000 in 1998 and $9,252,000 in 1997 represent the noncurrent portion of intermediate-term, fixed income securities. The cost basis of these investments was $10,463,000 in 1998 and $9,306,000 in 1997. Cash equivalents and short-term investments include $1,014,000 in 1998 and $1,580,000 in 1997 representing the current portion of this investment.

During 1988 and 1989, the Company invested a total of $1,948,000 in a joint venture, which is accounted for under the equity method, with a foreign manufacturer to construct and operate a footwear manufacturing facility in Thailand. The consolidated statements of income include income of $813,000 in 1998 and losses of $400,000 and $1,092,000 in 1997 and 1996, respectively, representing the Company's share of the joint venture's operating results in those years. The joint venture paid a cash dividend to each shareholder of $2,359,000 in 1996 which reduced the carrying value of the Company's investment.

5. Debt

The Company utilizes short-term bank loans to finance seasonal working capital requirements. Banks have extended lines of credit to the Company amounting to $60 million. During fiscal 1998, 1997, and 1996, borrowings under these lines averaged $26,691,000, $1,557,000 and $9,173,000, respectively, with a maximum amount outstanding of $52,800,000 in 1998, $11,800,000 in 1997 and $33,500,000
in 1996. The weighted average interest rate paid on these borrowings during the year was 6.4% in 1998, 6.2% in 1997 and 5.9% in 1996. No short-term borrowings were outstanding on November 27, 1998 or November 28, 1997. Interest payments amounted to $1,703,000, $216,000 and $714,000 in 1998, 1997 and 1996,
respectively.

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities at November 27, 1998 and November 28, 1997 consist of the following:

In thousands                                           1998        1997
Salaries, wages and commissions                     $ 8,001     $12,731
Advertising                                           3,279       3,809
Pensions                                              2,620       2,081
Dividends                                             2,319       2,366
Nonrecurring charges                                      -       5,816
Other liabilities                                    13,427      15,392
                                                    $29,646     $42,195

7. Nonrecurring Charges

In November 1995, the Company announced several initiatives to reduce future operating costs and to realign certain product lines and business units. The actions included the closing of a children's shoe manufacturing facility, the closure of 48 underperforming retail locations and the elimination of certain administrative positions. In connection with these initiatives, the Company recorded pre-tax nonrecurring charges of $16,573,000 ($9,972,000, net of tax benefits, or $.20 per share) during fiscal 1995. The nonrecurring charges included $3,680,000 related to the cost of severing approximately 600 associates, $5,946,000 in estimated termination costs related to leases and $6,947,000 in reserves to adjust the carrying values of associated assets to estimated realizable values. In 1992, the Company's nonrecurring charges were primarily related to the decision to consolidate and relocate two Massachusetts distribution centers to a more central location in the Midwest. The changes included the estimated costs of severance, relocation, training and other expenses associated with the move, as well as estimated losses on the disposal of property and equipment. The Company shifted the distribution function of the Keds division to a new facility in Kentucky during 1994 and began distributing Sperry Top-Sider products from the Kentucky facility in August 1995. In 1997, the Company transferred the distribution function for Stride Rite branded products to a new facility in Huntington, Indiana and initiated shipping from the new facility in the fourth quarter of 1997. In December 1997, the Company closed its facility in Boston, Massachusetts, which had distributed Stride Rite children's products.

With the closure of the former distribution center in Boston during 1998, the Company completed the major initiatives covered by the nonrecurring charges in 1992 and 1995. The Company charged $5,816,000 in 1998, $3,764,000 in 1997 and
$7,677,000 in 1996 against the accrued liabilities established in prior years as the Company's restructuring initiatives progressed. As of November 27, 1998, all property and equipment and other assets involved in these restructuring efforts were sold or otherwise liquidated. During 1998, the final costs of employee severance and other costs related the transfer of the Company's distribution functions to new facilities and to the closure of the Company's manufacturing facilities and certain under-performing retail locations were charged against the accrued liabilities. The amounts accrued in prior years were sufficient to cover these costs and no accrued liabilities related to these nonrecurring charges remain as of November 27, 1998.

8. Leases

The Company leases office and retail store space and certain equipment. A portion of the retail store space is sublet. Some of the leases have provisions for additional rentals based on increased property taxes and the leases for retail store space generally require additional rentals based on sales volume in excess of certain levels. Some leases have renewal options.

Rent expense for operating leases for the three years in the period ended November 27, 1998 was as follows:

In thousands                                  1998        1997        1996
Base rent                                   $17,090     $16,548     $16,693
Additional rent                               1,091       1,174       1,168
Less rental from subleases                   (1,051)     (1,161)     (1,552)
                                            $17,130     $16,561     $16,309

The future minimum rental payments for all non-cancelable operating leases and the amounts due from tenants on related subleases at November 27, 1998 are as follows:

In thousands
1999                                                   $11,238
2000                                                    10,048
2001                                                     8,558
2002                                                     7,546
2003                                                     6,919
Later years                                             16,398
Total minimum rental payments                           60,707
Less rental due from subleases                          (2,405)
-------------------------------------------------------------------
                                                       $58,302

9. Benefit Plans

The Company has a non-contributory defined benefit pension plan covering eligible associates. Pension costs are determined actuarially and are funded to the extent that deductions are allowable under the United States Internal Revenue Code. Salaried, management, sales and non-production hourly associates accrue pension benefits based on the associate's service and compensation. Production associates accrued pension benefits at a fixed unit rate based on service.

Pension expense, including amortization of prior service costs over the remaining service periods of active associates and the remaining lives of vested and retired associates, consists of the following:

In thousands                                     1998       1997       1996
Service cost-benefit earned during the period   $1,871     $1,768     $1,774
Interest cost on benefit obligations             2,819      2,686      2,498
Actual return on plan assets                    (3,979)    (6,356)    (5,443)
Amortization and deferral, net                    (172)     2,776      2,221
                                                $  539      $ 874     $1,050

The accrued pension liability in the Company's consolidated balance sheets at November 27, 1998 and November 28, 1997 includes the following:

In thousands                                            1998      1997
Fair market value of plan assets                        $45,715   $43,810
Projected benefit obligations                            43,422    40,134
Excess assets                                             2,293     3,676
Unrecognized prior service cost                             287       348
Unrecognized net gain                                    (4,628)   (5,246)
Unrecognized net asset                                     (572)     (859)
                                                        $(2,620)  $(2,081)

At November 27, 1998, the accumulated benefit obligation, which represents the actuarial present value of the Company's pension obligation if the plans were to be discontinued, totaled $39,384,000, including a vested benefit obligation of $37,552,000. The accumulated benefit obligation at November 28, 1997 was $36,499,000, including a vested benefit obligation of $34,918,000. A discount rate of 6.75% in 1998 and 7% in 1997 and an annual compensation increase at the rate of 4.5% in 1998 and 5% in 1997 were assumed to determine these liabilities. During 1998 and 1997, approximately 65% of the plan assets were invested in equity investments with the remaining 35% in fixed income securities. The expected long-term rate of return, net of related expenses, on plan assets is 9% for both 1998 and 1997.

The Company's savings and investment plans, which are qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended, enable eligible associates to defer a portion of their salary to be held by the trustees of the plans. The Company makes an additional contribution to the plans equal to a maximum of 50% of the first 6% of savings by each participant. Prior to July 1, 1998, the additional contribution to the plans equaled a maximum of 25% of the first 6% of savings for each participant. During fiscal 1998, 1997 and 1996, the Company's contribution to the plans amounted to $437,000, $446,000 and $495,000, respectively.

10. Stock Purchase and Option Plans

The Company's Employee Stock Purchase Plan, as amended, permits eligible associates to elect to subscribe for an aggregate of 5,640,000 shares of common stock of the Company. Under the Plan, participating associates may authorize the Company to withhold either 2.5% or 5% of their earnings for a one-or two-year payment period for the purchase of shares. At the conclusion of the period, associates may purchase shares at the lesser of 85% of the market value of the Company's common stock on either their entry date into the Plan or ten days prior to the end of the payment period. The Board of Directors may set a minimum price for the stock. For the payment period which ended in fiscal 1997, 118,050 shares were issued under the Plan for an aggregate amount of $1,083,000. Funds are currently being withheld from participating associates during a payment period ending October 31, 1999. As of November 27, 1998, $809,000 has been withheld from associates' earnings and, if all participants had been allowed to exercise their stock purchase rights at that date, approximately 107,300 shares could have been purchased at a price of $7.54 per share. At November 27, 1998, a total of 5,063,331 shares had been purchased under the Plan and 576,669 shares were available for purchase by participating associates.

In April 1998, the Company's shareholders approved The Stride Rite Corporation 1998 Non-Employee Director Stock Ownership Plan (the "1998 Director's Plan"). This Plan replaced a similar plan, the 1994 Non-Employee Director Stock Ownership Plan. Under the 1998 Director's Plan, awards of common stock and options to purchase common stock are granted to any director who is not an employee of the Company in accordance with the provisions of the Plan. An aggregate of 300,000 shares is authorized for issuance under the Plan. Options to purchase common stock are granted at a price equal to the closing price of the Company's common stock on the date the option is granted. Each non-employee director annually receives an award of 500 shares of common stock and an option to purchase 5,000 shares of common stock. Non-employee directors may elect to defer receipt of the annual stock award in connection with their participation in the Company's Deferred Compensation Plan for Directors. Options have a term of ten years and are non-transferable. Under the Plan, options become exercisable over a three-year period and must be paid for in full at the time of exercise. Under the terms of the Plan, the Company awarded 1,000 shares of common stock during 1998. Under the 1994 Director's Plan, which was terminated in April 1998, each non-employee director was granted an option to purchase 5,000 shares of common stock upon his or her initial appointment or election to the Board and an annual award of 500 shares of common stock. Under the terms of the 1994 Director's Plan, the Company awarded 3,500 and 3,000 shares of common stock during 1997 and 1996, respectively.

In April 1998, the Company's shareholders approved The Stride Rite Corporation 1998 Long-Term Growth Incentive Plan (the "1998 Incentive Plan"). The 1998 Incentive Plan replaced a similar long-term incentive plan which had been approved by the shareholders in 1995. Under the 1998 Incentive Plan, which expires in April 2001, options to purchase common stock and stock awards of up to an aggregate of 2,400,000 shares of the Company's common stock may be granted to officers and other key associates. The option price of the shares may not be less than the fair market value of the Company's common stock at the date of grant. Options under the 1998 Incentive Plan will generally vest over a three-year period and the rights to purchase common shares expire ten years following the date of grant. Stock awards, which are limited to 200,000 shares in the Plan, generally vest over a five-year period. During fiscal 1998, no stock awards were made under the Plan. The 1995 Incentive Plan had replaced the 1975 Executive Incentive Stock Purchase Plan, which was terminated in April 1995. Rights under the 1975 Plan vested over a five-year period with a minimum option price established at the then par value of the Company's common stock, which is $.25 per share. During fiscal 1997 and 1996, stock awards of 5,000 and 20,779 shares, respectively, were made under the 1995 Incentive Plan.

A summary of the activity in stock options with respect to all plans for the three years in the period ended November 27, 1998 is as follows:

                                           Number of     Weighted Average
                                           Options       Exercise Price

Outstanding at December, 1, 1995            1,267,916               $ 8.90
Granted                                     1,072,800                 8.14
Exercised                                    (112,801)                0.25
Canceled                                     (418,553)                8.16
Outstanding at November 29, 1996            1,809,362                 9.16
Granted                                     1,023,250                11.44
Exercised                                     (89,807)                6.36
Canceled                                     (160,105)               10.04
Outstanding at November 28, 1997            2,582,700                10.11
Granted                                     1,054,650                11.11
Exercised                                    (297,074)                5.98
Canceled                                     (533,246)               10.23
Outstanding at November 27, 1998            2,807,030               $10.90

The following table summarizes information about stock options outstanding at November 27, 1998:

                                  Weighted
                                  Average
Range of Exercise    Number       Remaining    Weighted  Number       Weighted
Prices               Outstanding  Contractual  Average   Exercisable  Average
                                  Life         Exercise               Exercise
                                               Price                  Price
$ 0.25 - $10.875       669,298    7.2 years    $  7.64   414,957      $  7.20
$11.00 - $11.875     1,460,832    8.3 years      11.12   223,982      11.25
$12.00 - $15.875       676,900    6.5 years      13.63   539,732      13.84
                     2,807,030    7.6 years    $ 10.90   1,178,671    $11.01


At November 28, 1997, options to purchase 911,093 shares at an average price of $9.42 per share were exercisable (549,197 shares at $8.81 per share at November 29, 1996). At November 27, 1998, stock awards and options to purchase a total 6,852,473 shares had been granted under all plans and rights to purchase an additional 2,025,250 shares (250,775 shares at November 28, 1997) could be granted.

During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 defines a fair-value method of accounting for employee stock options or similar equity instruments and encourages companies to adopt that method of accounting beginning in the Company's 1997 fiscal year. However, SFAS 123 also allows companies to continue to use the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and to make proforma disclosures of the impact on net income and earnings per share of applying SFAS
123. The Company has elected to continue to account for stock options in accordance with APB 25 and related interpretations. Accordingly, no compensation expense has been recorded in connection with fair market value stock option grants under the Company's stock option plans and its employee stock purchase plan.

Proforma net income and earnings per share information included in the table below, has been calculated as if the Company had accounted for employee stock options and other stock-based compensation under the fair value method. The fair value was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 5.76% for 1998, 5.95% for 1997 and 5.59% for 1996, a dividend yield of 1.5% for each year, a volatility factor of the Company's common stock of 37% for 1998 and 35% for 1997 and 1996, and a weighted average expected life of the stock options of 4.5 years in each year. The weighted average grant date fair values of stock options granted during 1998, 1997 and 1996 were $3.75, $3.95 and $2.88, respectively. For purposes of proforma disclosure, the estimated fair value is amortized to expense on a straight-line basis over the options vesting periods.

In thousands, except for per share data          1998      1997      1996
Net income                         As reported   $21,052   $19,780   $2,499
                                   Proforma       19,412    19,058    1,958
Net income per diluted share       As reported       .44       .40      .05
of common stock                    Proforma          .41       .39      .04


10. Stock Purchase and Option Plans (continued)
The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the use of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and other stock-based compensation.

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

Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $68 per one one-hundredth of a Preferred Share. Each preferred share is entitled to minimum quarterly dividends of $1.00 per share, a minimum preferential liquidation payment of $100 per share and each preferred share will have 100 votes, voting together with the common shares. The Rights, which may be amended by the Board of Directors of the Company under most circumstances, become exercisable at the earlier of ten days following a public announcement that a person or group ("Acquiring Person") has acquired beneficial ownership of 10% or more of the Company's outstanding common stock or ten business days following the commencement of, or announcement of an intention to make, a tender or exchange offer which would result in the beneficial ownership by an Acquiring Person of 10% or more of the outstanding common shares. In the event that the Company is acquired in a merger or other business combination transaction, or 50% or more of its assets or earnings power are sold after a person has acquired beneficial ownership of 10% or more of the Company's outstanding common stock, the holders of the Rights will have the right to receive upon exercise that number of shares of common stock of the Acquiring Person having a market value of two times the exercise price of the Right. In the event that any person or group becomes an Acquiring Person, the holders of the Rights, other than the Acquiring Person, will have the right to receive on exercise that number of shares of Company common stock having a market value of two times the exercise price of the Right. The Board of Directors of the Company may also exchange the Rights, in whole or in part, at an exchange ratio of one common share or one one-hundredth of a preferred share, at any time after a person or group becomes an Acquiring Person and prior to the acquisition of 50% or more of the Company's common stock by such Acquiring Person. The Rights, which have no voting power, expire on July 17, 2007. Preferred Stock Purchase Rights outstanding under the Plan totaled 46,381,018 and 47,315,944 as of November 27, 1998 and November 28, 1997, respectively.

12. Litigation

The Company is a party to various litigation arising in the normal course of business. Having considered available facts and opinions of counsel handling these matters, management of the Company does not believe the ultimate resolution of such litigation will have a material adverse effect on the Company's financial position or results of operation.

13. Income Taxes

The provision for income taxes consists of the following for the three years in the period ended November 27, 1998:

In thousands                               1998        1997        1996
Current:
  Federal                                  $ 7,390     $ 7,942     $(2,428)
  State                                        987       1,870        (727)

                                           ------------------------------------
                                             8,377       9,812      (3,155)
Deferred:
  Federal                                    3,783       2,095       2,537
  State                                         10         241       1,146
                                           ------------------------------------
                                             3,793       2,336       3,683
                                           $12,170     $12,148     $   528

Net deferred tax assets as of November 27, 1998 and November 28, 1997 have the following significant components:

In thousands                                            1998        1997
Deferred tax assets:
  Inventory valuation reserves                       $ 5,477     $ 5,998
  Accounts receivable allowances                       3,425       3,628
  Compensation and pension accruals                    3,742       3,234
  Nonrecurring charges                                     -       3,288
  Other accounting reserves and accruals              12,114      12,865
                                                     ------------------------
                                                      24,758      29,013

Deferred tax liabilities:
  Depreciation and amortization                        5,078       6,467
  Other items                                            964          37
                                                     ------------------------
                                                       6,042       6,504
                                                     $18,716     $22,509


A valuation allowance has not been assigned to the Company's deferred tax assets since management believes it is more likely than not that the Company will fully realize the benefits of such tax assets.

The effective income tax rate differs from the statutory federal income tax rate as follows:

                                                     1998    1997     1996
Statutory federal tax rate                            35.0%   35.0%    35.0%
State income taxes, net of federal tax benefit         2.0     4.3      9.0
Tax benefit related to company-owned  life insurance  (5.3)   (1.8)   (29.8)
program
Other                                                  4.9     0.5      3.2
                                                     -------------------------
Effective income tax rate                             36.6%   38.0%    17.4%


In 1998 and 1997, the Company paid income taxes of $17,666,000 and $8,185,000, respectively. During 1996, the Company received a net refund of $9,085,000 as a result of the loss incurred in fiscal 1995.

14. Recent Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on applying generally accepted accounting principles in addressing whether, and under what conditions, the costs of internal-use software should be capitalized. SOP 98-1 is effective for transactions entered into in fiscal years beginning after December 15, 1998, however earlier adoption is encouraged. The Company plans to adopt the guidelines of SOP 98-1 in its first quarter of fiscal 1999.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. Management expects that this new standard will not have a significant effect on its reporting of income. The Company will adopt SFAS No. 130 for its fiscal year ending December 3, 1999.

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

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits," which does not change the measurement or recognition of those plans, but rather standardizes the disclosure requirements for pensions and other post-retirement benefits. SFAS

No. 132 also requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and also eliminates certain pension disclosures. The company will adopt SFAS No. 132 for its fiscal year ending December 3, 1999.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. This statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Since the Company's current international operations are not significant and the cost of merchandise sourced from factories outside the United States is generally denominated in U.S. dollars, management expects minimal impacts from this new standard.

15. Quarterly Data (Unaudited)

The following table provides quarterly data for the fiscal years ended November 27, 1998 and November 28, 1997:

In thousands, except for per share data
                                  First      Second    Third      Fourth
1998
Net sales                         $128,985   $143,176  $168,516   $98,736
Gross profit                        46,480     51,633    62,744    29,969
Net income (loss)                    4,401      9,596    12,766    (5,711)
Per diluted common share:
  Net income (loss)                    .09        .20       .27      (.12)
  Dividends                            .05        .05       .05       .05



                                  First      Second    Third      Fourth
1997
Net sales                         $131,805   $141,604  $144,463   $97,856
Gross profit                        46,010     51,263    54,044    36,239
Net income                           4,120      7,077     8,186       397
Per diluted common share:
  Net income                           .08        .14       .17       .01
  Dividends                            .05        .05       .05       .05


In the fourth quarter of fiscal 1998, the Company recorded pre-tax charges of $4,976,000, $.07 per share after tax, associated with its decision to terminate its license agreement to market footwear under the Levi's brand. The charge included losses on the disposal of Levi's inventory as well as severance and other costs associated with the decision.

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

The control environment is complemented by the Company's internal audit function which performs audits and evaluates the adequacy of and the adherence to these controls, policies and procedures. In addition, the Company's independent public accountants have developed an understanding of our accounting and financial controls and have conducted such tests as they consider necessary to support their report on the Company's financial statements.

The Board of Directors pursues its oversight role for the financial statements through the Audit Committee, which consists solely of independent directors. The Audit Committee meets regularly with management, the corporate internal auditors and the Company's independent accountants, PricewaterhouseCoopers LLP, to review management's process of implementation and administration of internal accounting controls, and auditing and financial reporting matters. The independent and internal auditors have unrestricted access to the Audit Committee.

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


/s/ James A. Eskridge               /s/ John M. Kelliher

James A. Eskridge                   John M. Kelliher
Chairman of the Board of Directors Chief Financial Officer and Treasurer and Chief Executive Officer

Report of Independent Accountants

To the Stockholders and Directors
The Stride Rite Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of The Stride Rite Corporation and its subsidiaries at November 27, 1998 and November 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended November 27, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the The Stride Rite Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Boston, Massachusetts
January 6, 1999

Board of Directors
James A. Eskridge
Chairman of the Board of Directors and Chief Executive Officer
Warren Flick
Chairman of the Board, eSave Network, Inc.
Donald R. Gant
Limited Partner, The Goldman Sachs Group, L.P.
Margaret A. McKenna
President, Lesley College
Frank R. Mori
President and Chief Executive Officer, Takihyo, Inc.
Robert L. Seelert
Chairman, Saatchi & Saatchi, plc.
Myles J. Slosberg
Attorney and Former Executive Vice President of the Company
W. Paul Tippett, Jr.
Principal, Ann Arbor Partners

Senior Management
James A. Eskridge
Chairman of the Board of Directors and Chief Executive Officer
Joanna M. Jacobson
President, The Keds Corporation
Diane M. Sullivan
Group President
Joseph T. Barrell
Senior Vice President, Operations
Frank A. Caruso
Vice President and Corporate Controller
Howard B. Collins, Jr.
President, Stride Rite Sourcing International, Inc.
Janet M. DePiero
Vice President, Human Resources
John B. Douglas III
General Counsel and Clerk
John M. Kelliher
Chief Financial Officer and Treasurer
Thomas L. Nelson
President, Sperry Top-Sider, Inc.
C. Madison Riley III
President, Stride Rite Children's Group, Inc.
Gerrald B. Silverman
Executive Vice President, The Keds Corporation
Robert H. White
Senior Vice President, Information Technology

Corporate Data
Executive Offices
191 Spring Street
P.O. Box 9191
Lexington, Massachusetts 02420-9191
(617) 824-6000
Internet addresses:
www.striderite.com
www.keds.com
www.sperrytopsider.com
Major Subsidiaries
The Keds Corporation
Sperry Top-Sider, Inc.
Stride Rite Canada Limited
Stride Rite Children's Group, Inc.
Stride Rite International Corp.
Stride Rite Sourcing International, Inc.
Tommy Hilfiger(R) Footwear, Inc.
Auditors
PricewaterhouseCoopers LLP
Boston, Massachusetts
Stock Listing
The Stride Rite Corporation's common stock is listed on the New York Stock Exchange and is identified by the symbol SRR.

Annual Meeting
The 1999 Annual Meeting of Stockholders of The Stride Rite Corporation is scheduled to be held on Thursday, April 15, 1999 at 10:00 a.m. at the Company's Corporate Headquarters, 191 Spring Street, Lexington, Massachusetts.

Transfer Agent, Registrar, Dividend Distributing Agent and Automatic Dividend Reinvestment and Stock Purchase Plans Communication concerning transfer requirements, address changes, dividend reinvestment and stock purchase plan enrollment, and lost certificates should be addressed to: BankBoston, N.A. c/o Boston Equiserve P.O. Box 8040 Boston, MA 02266-8040 The telephone number is
(781) 575-3170.

Form 10-K
This Annual Report to Shareholders, the Company's Annual Report on Form 10-K and its quarterly filings with The Securities and Exchange Commission are available on the Company's website (www.striderite.com). The Stride Rite Corporation's Form 10-K is also available without charge upon request and may be obtained by writing to Shareholder Relations at the Company's executive offices.

Common Stock Prices

                                  1998                    1997
Fiscal Quarter           High        Low         High        Low
1st                      12 3/8      10 13/16    12 5/8      10
2nd                      13 9/16     11 3/4      15 3/8      12 3/8
3rd                      15 11/16     9 1/2      15          11 7/8
4th                      10 1/8       6 7/8      14 15/16    11 9/16


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