Form 10-K, Exhibit 13
period 1999-12-03
STRIDE RITE CORP
filed 2000-03-01
CIK 94887

EXHIBIT 13

                           The Stride Rite Corporation

                             SELECTED FINANCIAL DATA

(In thousands, except per
   share                           1995(1)      1996      1997     1998  1999(2)
   data)
--------------------------------------------------------------------------------

OPERATING RESULTS

Net sales                         $496,432  $448,297  $515,728 $539,413 $572,696
Net income (loss)                  (8,430)     2,499    19,780   21,052   26,424
Common stock dividends              16,581     9,923     9,630    9,401    9,209
Per common share:
   Net income (loss)                 (.17)       .05       .40      .44      .57
   Cash dividends                     .335       .20       .20      .20      .20

FINANCIAL POSITION

Working capital                    204,785   201,597   176,263  173,502  166,551
Total assets                       366,616   364,330   343,918  335,496  346,192
Long-term debt                         833       -        -         -        -
Stockholders' equity               267,456   261,524   242,026  244,727  250,495
Book value per common share           5.40      5.27      5.12     5.28     5.61

STATISTICS

Return on average equity            (2.9)%      0.9%      7.8%     8.5%    10.4%
Return on sales                     (1.7)%      0.6%      3.8%     3.9%     4.6%
Common shares outstanding at
   end of year                      49,531    49,667    47,316   46,381   44,634
Number of employees
   at end of year                    3,600     3,500     2,900    2,400    2,300
Number of shareholders               5,000     4,800     5,100    4,800    4,600

1. 1995 amounts include nonrecurring charges of $16,573,000 ($9,972,000, net of income taxes or $.20 per share).
2. 1999 amounts include nonrecurring charges of $3,254,000 ($2,017,000 net of income taxes or $.04 per share).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The table below and the paragraphs which follow summarize the Company's performance in the last three fiscal years. The Company operates within a very competitive industry. Portions of the information presented in this Annual Report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks, uncertainties and assumptions (detailed from time to time in the Company's filings with the Securities and Exchange Commission), and are not guarantees of future performance, which may be affected by various trends and factors that are beyond the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Accordingly, past results and trends should not be used by investors to anticipate future results or trends. Some of the key factors that may have a direct bearing on the Company's results are as follows: general economic conditions, sudden changes in consumer trends, changes in consumer spending patterns, consumer preference changes for the products of existing competitors, the arrival of new competitors, delays in the launch of new product lines, difficulties in forecasting operating results due to the cancellation of advance orders by retailers, the variability of reorder demand for the Company's products, the retention of major licensed brands and possible disruptions in overseas production. The risks listed here are not exhaustive and should be considered with those detailed in the Company's filings with the Securities and Exchange Commission.

                                                     Percent Change
                                        ----------------------------------------

Increase (decrease)                         1999 vs.              1998 vs. 1997
                                              1998
--------------------------------------------------------------------------------
Net sales                                     6.2%                     4.6%
Gross profit                                 10.4%                     1.7%
Selling and administrative expenses           3.4%                     3.0%
Operating income                             37.6%                    (4.8)%
Income before income taxes                   28.4%                     4.1%
Net income                                   25.5%                     6.4%

                                                         Percent to Net Sales
                                                        1999      1998      1997
--------------------------------------------------------------------------------

Gross profit                                           36.8%     35.4%     36.4%
Selling and administrative expenses                    29.1%     29.9%     30.4%
Nonrecurring charges                                    0.6%        -         -
Operating income                                        7.1%      5.5%      6.0%
Income before income taxes                              7.4%      6.2%      6.2%
Net income                                              4.6%      3.9%      3.8%

NET SALES

During fiscal 1999, consolidated net sales increased $33.3 million to $572.7 million or 6.2% above the sales level achieved in fiscal 1998. Sales of the Company's branded wholesale operations increased 5.7% in fiscal 1999. Unit shipments of current line merchandise during 1999 for the wholesale brands of the Company were slightly higher than the prior year, while average selling prices increased 6% from 1998. The increase in selling prices was principally due to increased sales of Tommy Hilfiger footwear, where prices are generally higher than the Company's other lines. Sales of discontinued products in 1999 were 4% lower than last year. In 1999, the retail portion of the Stride Rite children's business also saw higher sales, with revenues 9% above last year's results.

The increase in the Company's sales in fiscal 1999 was driven by the Tommy Hilfiger footwear brand, which delivered a 51% sales increase for the year. This sales increase was predominantly in the women's product line, which was launched in the Fall season of 1998, and experienced its first full year of selling in 1999. Sales of Keds products decreased 1% in 1999 as revenues from new products were offset by a 42% decline in sales of the Keds "Champion" style during the year. The sales of Keds new, refreshed basics offerings continued to represent a significant portion of the women's business. However, the new product introductions could not sustain the same level of sales in 1999, resulting in a decrease in Ked's women sales of 6% from 1998. The introduction of the "Keds Stretch" product concept, which offers superior comfort, and increased sales of the "Relaxed Fit" collection offset the "Champion" and "Ready to Wear" product line which had lower sales in 1999. The Keds children's business, primarily directed at young girls, had higher sales in 1999, up 6% from 1998. Sales of the Stride Rite Children's Group were 1% higher in 1999, with a 9% sales increase at company-owned retail stores offsetting a 5% decrease in sales to independent dealers, family shoe stores and department stores. Retail sales benefited from an extra week in 1999's fiscal calendar, adding $1.6 million to the sales total. Sales at comparable (stores open for 52 weeks in each fiscal year), company-owned retail stores increased 3.7% in 1999. This increase followed a 6.7% comparable store sales increase in fiscal 1998. As of year-end 1999, the Stride Rite Children's Group had 192 stores, down from the store counts of 199 in November 1998 and 201 in November 1997. Sales of the Sperry brand in 1999 increased 15% from last year as a broader product line addressing the office and weekend casual market boosted sales. International division revenues declined $5.2 million or 17% in 1999, due primarily to the Company's transition to licensing arrangements from distributors in certain countries.

In fiscal 1998, consolidated net sales increased $23.7 million or 5% from the sales level achieved in fiscal 1997. Unit shipments of current line merchandise increased 6% during 1998, while average selling prices increased less than 1% from 1997. During 1998, the Company had introduced men's and boys' footwear under a license with Levi Strauss & Co. After evaluating the weak retail results and assessing the general strength of the Levi's brand, the Company and Levi Strauss mutually agreed to discontinue the footwear line. Sales of discontinued products in 1998 increased 29% from 1997, due to liquidation of inventory in the Tommy Hilfiger men's business and the closure of the Levi's footwear business. The higher sales in the Company's wholesale brands in fiscal 1998 were largely the result of improved conditions in the

Keds business which delivered a 13% sales increase for the year. In 1998, Tommy Hilfiger division sales were even with the sales level achieved in 1997 as the revenue associated with the Tommy Hilfiger women's launch in August 1998 and liquidation of discontinued men's styles offset a 38% decrease in the sales of current line merchandise for the Tommy men's business. Sales of Stride Rite Children's Group in 1998 increased 4%, a combination of a 5% increase in retail sales and a 4% sales increase of Stride Rite brand products to independent accounts. Sales of the Sperry division decreased 12% in 1998 as compared to 1997 due to increased competition in the boat shoe market. In 1998, the revenues of the Company's International division declined 16% from 1997 due to the transitioning of the Company's operations from subsidiaries and distributors to licensing arrangements in certain countries.

GROSS PROFIT

The Company's gross profit in fiscal 1999 totaled $210.6 million, an increase of $19.8 million or 10.4% from fiscal 1998. In 1999, the Company's consolidated gross profit percent of 36.8% was 1.4 percentage points above the 35.4% rate achieved in fiscal 1998. Excluding the cost of sales portion ($3.7 million) of the one-time charges associated with the decision to terminate the Levi's footwear license, the Company's 1999 gross profit was 0.7 percentage points above the adjusted 36.1% performance in 1998. The Company's LIFO provision had a favorable impact on gross profit comparisons in each year, with LIFO increasing gross profit by $2.3 million (0.4% of net sales) in 1999 compared to an increase of $3.7 million (0.7% of net sales) in 1998. The primary cause of the favorable LIFO impact in 1999 was lower product costs, while 1998 benefited from the reduction of certain domestically manufactured inventory quantities which were valued at costs prevailing in prior years. As compared to 1998, the Company's gross profit performance in 1999 was also positively affected by an improved overall gross profit percent on current merchandise, lower inventory obsolescence charges and the absence of inventory writedowns related to the Levi's closure. Fiscal 1999's gross profit performance was favorably impacted by the sales increase from company-owned retail stores, which generally produce a higher gross profit percentage than the Company's wholesale brands.

In fiscal 1998, gross profit increased $3.2 million or 1.7% from fiscal 1997. The Company's 1998 gross profit rate declined a full percentage point to 35.4% compared to the 36.4% rate achieved in 1997. Excluding the one-time charges related to the Levi's closure, the 1998 gross profit percent was 36.1%, slightly below the 36.4% gross profit rate in 1997. The gross profit performance in 1998 was negatively impacted by increased inventory obsolescence charges, as well as higher sales allowances and retail markdowns. These charges reduced the 1998 gross profit percentage 1.9 percentage points, with obsolescence charges related to the Tommy Hilfiger men's footwear business representing the largest cost increase. The Company's LIFO provision had a favorable effect on gross profit comparisons in both years, increasing gross profit by $3.7 million (0.7% of net sales) in 1998 compared to a gross profit increase of $4.5 million (0.9% of net sales) in 1997.

OPERATING COSTS

In fiscal 1999, the Company's selling and administrative expenses (excluding nonrecurring charges) increased $5.4 million to $166.7 million, or 3.4% above the expense level incurred in fiscal 1998. This rate of expense increase was substantially lower than the 6.2% net sales gain achieved during 1999. As a percentage of net sales, selling and administrative costs were 29.1% in 1999 compared to 29.9% in 1998. Higher advertising expenses accounted for more than half of the increased costs in 1999, representing $2.9 million of the total increase compared to 1998. Advertising spending represented 6.5% of net sales in 1999, up slightly from the prior year. Expenses related to the Tommy Hilfiger women's product line and the Keds national television campaign, which supported the refreshed basics product line and introduction of the "Keds Stretch" product, were the principal reasons for the higher advertising spending in 1999. Retail store expenses increased $2.6 million in 1999, with $1.1 million of the increase due to new stores. Distribution costs increased $2 million or 19% in 1999 as the growth of the Tommy Hilfiger business caused capacity constraints at the Company's facilities, requiring the outsourcing of certain warehousing functions at higher costs. Total distribution costs represented 2.2% of net sales in 1999 compared to 2.0% in 1998. Spending on information systems in 1999 increased $1.7 million from 1998 primarily related to the Company's effort to upgrade computer systems and to prepare for the Year 2000 transition. These higher costs were partially offset by cost savings measures undertaken by the Company. The 1999 spending levels were reduced by $1.4 million due to staff reductions related to international operations. In addition, the Company completed a restructuring in August 1999 which eliminated approximately 125 positions from its administrative staff by shifting the merchandising, finance and operations functions from divisional to centralized responsibility. The restructuring actions are expected to reduce operating costs by approximately $8.5 million annually beginning in the fourth quarter of fiscal 1999. The 1999 consolidated statement of income includes pre-tax, nonrecurring charges of $3.3 million to cover costs associated with the August 1999 restructuring efforts. The restructuring amount includes $2.4 million of severance payments, $0.6 million of other employee-related costs and $0.3 million of other costs.

In fiscal 1998, selling and administrative expenses increased $4.7 million or 3% from fiscal 1997. As a percentage of sales, selling and administrative costs were 29.9% in 1998 compared to 30.4% in 1997. Advertising and sales promotion expenses accounted for all of the higher costs in 1998 as advertising spending increased to 6.4% of net sales compared to 5.5% in 1997. Retail store expenses decreased $0.3 million in 1998 due principally to the lower average store count as compared to 1997. Distribution expenses decreased $1.1 million in 1998, as efficiencies were realized at the Company's Huntington, Indiana distribution facility, which was operational for its first full year in 1998. Spending on information systems during 1998 increased $2.4 million from 1997 as part of efforts to upgrade computer systems. In fiscal 1998, selling and administrative expenses had included $3.6 million of product development and other costs related to the introduction of new licensed brands in the second half of the year and $1.3 million of severance and other costs related to the shutdown of the Levi's footwear business.

OTHER INCOME AND TAXES

Non-operating income (expense) increased the Company's pre-tax earnings by $2 million in fiscal 1999 compared to increases of $3.7 million in fiscal 1998 and $0.9 million in fiscal 1997. Investment income increased by $1.1 million in 1999 due to a 10% increase in the funds available for investment during the year. Investment income in 1998 decreased slightly from 1997 because of a decrease in the funds available for investment during the year. Interest expense in 1999 was flat compared to 1998 as a 4% increase in average borrowings during the year was offset by a slightly lower average interest rate. Average interest rates during fiscal 1999 were 6.2% compared to 6.4% in 1998. Interest expense in 1998 increased $1.5 million as compared to 1997 due to the increased need for short-term borrowing during the year. In fiscal 1999, other income and expense items decreased pre-tax income by $0.9 million, compared to an increase of $1.8 million in 1998 and a reduction of $2.7 million in 1997. In 1998, other income included a gain of $3.9 million from the sale of the Company's former distribution facility in Boston, Massachusetts. Expenses associated with a company-owned life insurance program reduced income in all three years.

The provision for income taxes increased $4.1 million to $16.2 million in fiscal 1999 as compared to 1998, an increase consistent with the higher pre-tax earnings. The Company's effective income tax rate was 38.1% in 1999, which was above the 1998 effective tax rate of 36.6% due principally to the reduced tax benefits from a company-owned life insurance program. In fiscal 1998, the provision for income taxes was essentially even with 1997 as a lower effective tax rate (36.6% versus 38.0% in 1997) offset the impact of increased pre-tax income.

NET INCOME

The Company earned $26.4 million in fiscal 1999, a 25.5% improvement from the net income of $21.1 million in fiscal 1998. Excluding the nonrecurring charges related to the restructuring of the Company's administrative staff in fiscal 1999 and the net effect of one-time items in fiscal 1998, net income totaled $28.4 million in 1999, an increase of 34% above 1998's performance. The increased earnings in 1999 were driven principally by the significant improvement in profitability of the Tommy Hilfiger brand as compared to 1998, as well as the closure of the Levi's footwear brand. The Company's after-tax return on sales finished at 4.6% in 1999, above the 3.9% return in 1998.

LIQUIDITY AND CAPITAL RESOURCES

As of the end of fiscal 1999, the Company's balance sheet reflected a current ratio of 2.8 with no long-term debt. The Company's cash and short-term investments totaled $57.2 million at December 3, 1999, up $14.8 million from the total cash and short-term investments of $42.4 million at the end of 1998. In addition, other assets included $11.2 million in 1999 and $10.5 million in 1998 of investments in intermediate-term, fixed income instruments. During 1999, the Company's operations generated $60.2 million of cash, a significant increase from the operating cash flows of $21.7 million in 1998 and $16.3 million in 1997. Operating cash flow in 1999 was favorably impacted by lower levels of accounts receivable and inventories. The year-end accounts receivable level decreased $9 million or 15.9% from 1998, and inventory levels at December 3, 1999 declined $7.3 million or 5.7% from year-end 1998 principally due to lower inventory levels in the Keds division.

Additions to property and equipment totaled $19.9 million in fiscal 1999 compared with $17.3 million in fiscal 1998 and $14.3 million in fiscal 1997. Capital expenditures in 1999 included $14.4 million related to computer systems as the Company continued its efforts to upgrade information systems capabilities as part of its preparation for the year 2000. In many areas, the Company had implemented new computer systems, which were year 2000 compliant, as part of its continuing efforts to upgrade systems capabilities and to effect the transition from mainframe computer processing to more flexible, midrange computer systems. In 1999, spending related to updating retail store designs and opening new retail stores totaled $3.0 million compared to retail expenditures of $2.7 million in 1998 and $2.2 million in 1997. During 1999, the Company opened 16 new retail stores compared to 12 store openings in 1998. The Company also closed 23 underperforming retail locations in 1999, including 14 low volume leased department operations. In 2000, the Company will continue to focus its efforts on improving retail profitability by critically evaluating underperforming locations and opening new Stride Rite booteries and manufacturers' outlets where appropriate. In fiscal 2000, the Company expects capital expenditures to be slightly higher than in 1999. Expenditures related to retail stores and a possible expansion of distribution facilities is expected to offset lower computer software spending. Funding for capital expenditures will generally be provided from internal sources.

The Company returned $22.5 million to shareholders during fiscal 1999 through share repurchases and cash dividends. The Company expended $13.2 million in 1999 to repurchase 2,008,400 common shares under its share repurchase program. Over the three-year period ended December 3, 1999, the Company repurchased a total of 5,808,900 common shares at an aggregate cost of $57.5 million. On December 16, 1999, the Company's Board of Directors authorized the repurchase of an additional five million shares of common stock. The Company has paid a dividend to shareholders each quarter since it became a public company in 1960. Cash used for dividends decreased slightly to $9.3 million in 1999 compared to $9.4 million in 1998 and $9.7 million in 1997 as a result of fewer outstanding shares. Funds for these stock repurchases and dividends were provided from internal sources.

In addition to internal sources of capital, the Company maintains bank lines of credit to satisfy any seasonal borrowing requirements that may be imposed by the sales patterns which are characteristic of the footwear industry. At year-end 1999, the Company's available, uncommitted lines of credit totaled $75 million. During 1999, the Company's borrowings averaged $27.7 million compared to the average borrowings of $26.7 million in 1998 and $1.6 million in 1997. No short-term borrowings were outstanding at the end of 1999 or 1998. On January 19, 2000, the Company replaced its uncommitted facility by entering into a new three-year, revolving credit agreement with five banks providing for loans of up to $75 million. The revolving credit agreement requires the Company to meet certain financial ratios and covenants and to maintain a minimum consolidated tangible net worth.

YEAR 2000

The Company had previously identified three categories of software and systems that required attention:

(1) Information Technology ("IT") systems, such as mainframes, personal computers, networks and telecommunications,

(2) Non-IT systems, such as equipment, machinery, climate control and security systems, which may contain micro-controllers with embedded technology, and

(3)    Partner (supplier and customer) IT and non-IT systems.

Over the last three years, the Company has modified or replaced portions of its software so that its computer systems and equipment will function properly with respect to dates for the year 2000 (Y2K) and thereafter. This modification process was completed during fiscal 1999 and was supplemented by extensive testing of modified and new computer systems. This modification and replacement process was implemented by the Company's internal resources and various other third parties. The Y2K efforts have continued to be supervised by the Company's Senior Vice President of Information Technology and internal executive management. The Company has now crossed into the year 2000 successfully with no major systems failures. The modifications to existing software and conversions to new software have not posed significant operational problems for its computer systems. With respect to its non-IT systems, the Company has not experienced any major Y2K related disruptions. Regarding the Company's key business partners, including customers, suppliers, banks and other vendors, the Company is not aware of any major direct or indirect disruptions or delays related to the year 2000 (Y2K) issue.

The total cost of achieving Y2K compliance is expected to be approximately $26 million, of which approximately $20 million is related to new systems which are being capitalized. This amount includes the upgrade and enhancement of the Company's order management system. Costs of approximately $6 million, representing spending related to software remediation, testing and other support related to the Y2K project, are being expensed. Total Y2K project costs expended through December 3, 1999 amounted to approximately $25 million.

Like most large business enterprises, the Company is dependent upon its own internal computer technology and relies upon timely performance by its business partners. As noted above, although the Company has successfully transitioned into the year 2000 without any large-scale systems failures, management will continue to monitor the situation, identify any occurrences and ensure all systems are compliant throughout the year 2000. The Company's Y2K program has identified and minimized this risk to the extent feasible. Contingency plans have been developed, however, judgments regarding contingency plans are inherently subject to many variables and uncertainties. As a result, there is no certainty that the Company's contingency plans will be sufficient to mitigate the impact of noncompliance by suppliers and customers, and some material adverse effect to Stride Rite may result from one or more third parties regardless of defensive contingency plans.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements, which may impact the Company's financial statements in the future, are described in Note 15 to the consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

(In thousands, except for share data)               1999          1998
---------------------------------------------------------------------------
ASSETS
Current Assets:

Cash and cash equivalents                           $57,186     $ 42,427
Accounts and notes receivable,
   less allowances of $9,951 in 1999
   and $9,572 in 1998                                47,478       56,475
Inventories                                         121,167      128,472
Deferred income taxes                                26,303       24,758
Prepaid expenses                                      4,895        6,097
                                                 ------------  ------------
   Total current assets                            257,029       258,229
Property and equipment, net                         67,425        58,350
Other assets, net                                   20,765        17,739
Goodwill, net                                          973         1,178
                                                 ------------  ------------
   Total assets                                   $346,192      $335,496
                                                 ============  ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable                                    41,557        40,951
Income taxes payable                                22,059        14,130
Accrued expenses and other liabilities              26,862        29,646
                                                 ------------  ------------
   Total current liabilities                        90,478        84,727
Deferred income taxes                                5,219         6,042
Stockholders' Equity:
Preferred stock, $1 par value -
   1,000,000 shares authorized;
   Issued - none                                       -             -
Common stock, $.25 par value -
   135,000,000 shares authorized;
   Issued - 56,946,544                              14,237        14,237
Capital in excess of par value                      20,738        22,063
Retained earnings                                  355,158       337,943
                                                 ------------  ------------
                                                 ------------  ------------
                                                   390,133       374,243
Less cost of 12,312,461 shares
   of common stock held in treasury
   (10,565,526 in 1998)                           (139,638)     (129,516)
   Total stockholders' equity                      250,495       244,727
                                                 ------------  ------------
   Total liabilities and
     stockholders' equity                         $346,192      $335,496
                                                 ============  ============

               The accompanying  notes are an integral part of the  consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME

(In thousands,                                       Years Ended
                                         ------------------------------------
except for per share data)                  1999        1998         1997
-----------------------------------------------------------------------------


Net sales                                 $572,696    $539,413     $515,728
Cost of sales                              362,108     348,587      328,172
Selling and administrative expenses        166,689     161,279      156,533
Nonrecurring charges                         3,254           0            0

Operating income                            40,645      29,547       31,023


Investment income                            4,657       3,635       3,755
Interest expense                            (1,760)     (1,730)       (188)
Other income (expense), net                   (886)      1,770      (2,662)
                                         ------------------------ -----------


Income before income taxes                  42,656      33,222      31,928


Provision for income taxes                  16,232      12,170      12,148
                                         ------------------------ -----------


Net income                                $ 26,424     $21,052     $19,780
                                         ======================== ===========


Net income per common share:

    Diluted                                 $ .57       $ .44       $ .40
                                         ======================== ===========
    Basic                                   $ .57       $ .45       $ .41
                                         ======================== ===========

Average common shares used in per share computations:

    Diluted                                 46,414     47,335       48,949
                                         ======================== ===========
    Basic                                   46,214     47,074       48,532
                                         ======================== ===========

                The accompanying  notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                              Years Ended
                                                  ------------------------------
(In thousands)                                        1999       1998      1997
--------------------------------------------------------------------------------
CASH WAS PROVIDED FROM (USED FOR)
OPERATIONS:
    Net income                                     $26,424    $21,052   $19,780
    Adjustments to reconcile to net cash provided
      from operations:
    Depreciation and amortization                   10,061      9,384     9,833
    Deferred income taxes                           (2,368)     3,793     2,336
    Compensation expense related to stock plans        621        112       502
    Equity in loss (earnings) of affiliate           1,449       (813)      400
    Gain related to long-term investments             (265)       (58)       -
    Loss (gain) on disposals of property and
      equipment                                      1,072     (3,199)    1,589
    Changes in:
      Accounts and notes receivable                  8,997     (4,767)   (6,842)
      Inventories                                    7,305      6,256   (15,641)
      Prepaid expenses                               1,202       (975)    2,053
      Long-term notes receivable                       120         92       502
      Accounts payable, income taxes, accrued
       expenses and other current liabilities        5,603     (9,207)    1,813
                                                   ---------  --------- --------
      Net cash provided from operations             60,221     21,670    16,325
                                                   ---------  --------- --------
INVESTMENTS:
    Short-term investments                              -       9,417    25,194
    Additions to property and equipment            (19,951)   (17,323)  (14,278)

    Proceeds from sales of property and equipment       -       8,375       653
    Distributions and dividends from long-term
    investments                                        230        361      -
    Purchase of noncurrent marketable securities      (755)    (1,313)   (2,160)
    Increase in other assets                        (3,858)      (506)     (604)
                                                   ---------  --------- --------
      Net cash provided from (used for) investments(24,334)      (989)    8,805
                                                   ---------  --------- --------
FINANCING:
    Long-term debt payments                             -         -        (833)
    Proceeds from sale of stock under stock plans    1,328      1,777     1,654
    Tax benefits in connection with stock plans          9        207        65
    Repurchase of common stock                     (13,182)   (12,453)  (31,873)
    Cash dividends paid                             (9,283)    (9,448)   (9,749)
                                                   ---------  --------- --------
      Net cash used for financing                  (21,128)   (19,917)  (40,736)
                                                   ---------  --------- --------
Net increase(decrease)in cash and cash equivalents  14,759        764   (15,606)
Cash and cash equivalents at beginning of the year  42,427     41,663    57,269
                                                   ---------  --------- --------
Cash and cash equivalents at end of the year       $57,186    $42,427   $41,663
                                                   =========  ========= ========

                 The accompanying notes are an integral part of the consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF CHANGES
                             IN STOCKHOLDERS' EQUITY

                                             Capital in

(In thousands,                       Common  Excess of    Retained    Treasury
except for share data)               Stock   Par Value    Earnings      Stock
--------------------------------------------------------------------------------

Balance, November 29, 1996           $14,237  $22,778      $316,142    $(91,633)
Net income                                                   19,780
Issuance of 98,307 common shares
    under stock plans                            (157)                    1,234
Issuance of 118,050 common shares
  under employee stock plan                      (397)                    1,480
Tax benefit in connection with
    stock plans                                    65
Repurchase of 2,567,500 shares of
  common stock                                                          (31,873)
Cash dividends on common stock,
    $.20 per share                                           (9,630)
                                     -------  --------- ------------ -----------
Balance, November 28, 1997           14,237    22,289       326,292    (120,792)
Net income                                                   21,052
Issuance of 298,074 common shares
    under stock plans                            (433)                    3,729
Tax benefit in connection with
    stock plans                                   207
Repurchase of 1,233,000 shares of
    common stock                                                        (12,453)
Cash dividends on common stock,
    $.20 per share                                           (9,401)
                                     ------- ----------- ------------ ----------
Balance, November 27, 1998           14,237    22,063       337,943    (129,516)
Net income                                                   26,424
Issuance of 83,720 common shares
    under stock plans                            (230)                    1,021
Issuance of 177,745 common shares
    under employee stock plan                  (1,104)                    2,039
Tax benefit in connection with
   stock plans                                      9
Repurchase of 2,008,400 shares of
   common stock                                                         (13,182)
Cash dividends on common stock,
   $.20 per share                                            (9,209)
                                     ------- ----------- ------------ ----------
Balance, December 3, 1999            $14,237  $20,738      $355,158   $(139,638)

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

Fiscal Year -- The Company's fiscal year ends on the Friday closest to November 30 in each year. Fiscal years 1999, 1998 and 1997 ended on December 3, 1999, November 27, 1998, and November 28, 1997, respectively. The Company's 1999 fiscal year included 53 weeks.

Cash Equivalents, Short-Term Investments and Marketable Securities -- Cash equivalents represent highly liquid investments, with a maturity of three months or less at the time of purchase. Short-term investments, representing commercial paper with a high investment grade, bank certificates of deposit and tax-exempt debt instruments with a maturity of between three months and one year, are stated at cost, which, due to their short-term nature, approximates fair value. Noncurrent marketable securities, representing funds invested in intermediate-term, fixed income instruments with maturities greater than one year, are stated at fair value and are considered available for sale.

Financial Instruments -- Financial instruments consist principally of cash, short-term investments, intermediate-term investments and trade receivables and payables. The Company places its investments in highly rated financial institutions and investment grade, short-term financial instruments, which limits the amount of credit exposure. The Company sells footwear to numerous retailers. Historically, the Company has not experienced significant losses related to investments or trade receivables. The Company's exposure to foreign exchange risk is limited through dollar denominated transactions. The only derivative financial instruments which the Company utilizes are foreign exchange forward contracts related to royalty arrangements, which are generally immaterial. The Company does not enter into material derivative financial instruments such as futures, forward or option contracts. The Company calculates the fair value of all financial instruments and includes this additional information in the consolidated financial statements when the fair value is different than book value. The Company uses quoted market prices, when available, to calculate these fair values.

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

Advertising - The Company expenses advertising costs as incurred. Total advertising expense amounted to $37,270,000, $34,385,000 and $28,121,000 for 1999, 1998 and 1997, respectively.

Estimates Included in Financial Statements The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates included in these financial statements include valuation allowances and reserves for accounts receivable, inventory and income taxes. Actual results could differ from those estimates.

Net Income per Common Share - Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the sum of the weighted average number of shares plus additional common shares that would have been outstanding if potential dilutive common shares had been issued for stock options granted. The following table reconciles the number of shares for the basic and dilutive computations for the fiscal years presented in the consolidated statements of income:

(In thousands, except for
    per share data)                        1999           1998          1997
-----------------------------------------------------------------------------
Net income                              $26,424        $21,052       $19,780

Weighted average common shares
outstanding (basic)                      46,214         47,074        48,532
Dilutive effect of stock options            200            261           417
Weighted average common shares
   outstanding (diluted)                 46,414         47,335        48,949

Earnings per common share:
   Basic                                   $.57           $.45          $.41
   Diluted                                  .57            .44           .40

2. INVENTORIES

The cost of inventories, which consist primarily of finished product, at December 3, 1999 and November 27, 1998 was determined on a last-in, first-out
(LIFO) basis. During 1999, the LIFO reserve decreased by $2,252,000 to $12,354,000 at December 3, 1999. If all inventories had been valued on a first-in, first-out (FIFO) basis, net income would have been lower by $1,420,000 ($.03 per share) in 1999. The LIFO reserve also decreased in 1998 and in 1997, by $3,684,000 and $4,541,000, respectively. If all inventories had been valued on a FIFO basis, net income would have been lower by $2,323,000 ($.05 per share) in 1998 and $2,731,000 ($.06 per share) in 1997.

During 1998 and 1997, reductions in certain inventory quantities resulted in the sale of products carried at costs prevailing in prior years which were different from current costs. As a result of these inventory reductions, net income was increased by $1,733,000 ($.04 per share) and $3,379,000 ($.07 per share) in 1998 and 1997, respectively.

3. PROPERTY AND EQUIPMENT

The components of property and equipment at December 3, 1999 and November 27, 1998 and the range of asset lives used in depreciation calculations for each asset category are as follows:

                                Range of
                              Useful Lives
(In thousands)                                   1999        1998
---------------------------------------------------------------------

Land and improvements          10 years       $ 2,635     $ 2,635
Buildings and improvements     10-40 years     12,542      12,535
Machinery, equipment,
  computer software and
  fixtures                     3-12 years      79,394      64,854
Leaseholds and leasehold
  improvements                 5-15 years      17,085      14,576
                                            ----------  ----------
                                              111,656      94,600
Less accumulated depreciation
  and amortization                            (44,231)    (36,250)
                                            ----------  ----------
                                              $67,425     $58,350
                                            ==========  ==========

4. OTHER ASSETS

As of December 3, 1999 and November 27, 1998, other assets includes the following:

(In thousands)                               1999         1998
---------------------------------------------------------------

Marketable securities                    $ 11,200     $ 10,445
Investment in joint venture                 1,372        2,821
manufacturing facility
Trademark rights and other
  intangible assets, net                    2,102        2,239
Other                                       6,091        2,234
                                        ----------   ----------
                                         $ 20,765     $ 17,739
                                        ==========   ==========


Marketable securities represent the noncurrent portion of intermediate-term, fixed income securities investments. The cost basis of these investments was $11,444,000 in 1999 and $10,463,000 in 1998. Cash equivalents and short-term investments include $595,000 in 1999 and $1,014,000 in 1998 representing the current portion of this investment. During 1988 and 1989, the Company invested a total of $1,948,000 in a joint venture, which is accounted for under the equity method, with a foreign manufacturer to construct and operate a footwear manufacturing facility in Thailand. The consolidated statements of income include a loss of $1,449,000 in 1999, income of $813,000 in 1998, and a loss of $400,000 in 1997, representing the Company's share of the joint venture's operating results in those years.

5. DEBT

The Company utilizes short-term bank loans to finance seasonal working capital requirements. Generally, banks have extended lines of credit to the Company on an uncommitted basis. During fiscal 1999, 1998 and 1997, borrowings under these lines averaged $27,695,000, $26,691,000 and $1,557,000, respectively, with a maximum amount outstanding of $68,400,000 in 1999, $52,800,000 in 1998 and $11,800,000 in 1997. The weighted average interest rate paid on these borrowings during the year was 6.2% in 1999, 6.4% in 1998 and 6.2% in 1997. No short-term borrowings were outstanding on December 3, 1999 or November 27, 1998. Interest payments amounted to $1,720,000, $1,703,000 and $216,000 in 1999, 1998 and 1997,
respectively.

On January 19, 2000, the Company replaced its uncommitted facility by entering into a new, three-year revolving credit agreement with five banks providing for loans of up to $75 million. Under the revolving credit agreement, the Company may borrow at interest rates which vary with LIBOR. In addition, the agreement calls for facility fees of .375% per annum on the committed line. The revolving credit agreement requires the Company to meet certain financial ratios and covenants and to maintain a minimum consolidated tangible net worth. The interest rates and facility fees in the agreement also vary somewhat dependent on the Company's financial performance. The revolving credit agreement also contains other covenants, which restrict the payment of dividends and common stock repurchases to $30 million per year.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities at December 3, 1999 and November 27, 1998 consist of the following:

(In thousands)                         1999        1998
--------------------------------------------------------

Salaries, wages and commissions      $5,463     $ 8,001
Advertising                           2,779       3,279
Pensions                              3,148       2,620
Dividends                             2,247       2,319
Nonrecurring charges                  1,517           -
Other liabilities                    11,708      13,427
                                  ----------  ----------
                                    $26,862     $29,646
                                  ==========  ==========

7. NONRECURRING CHARGES

In the third quarter of fiscal 1999, the Company recorded pre-tax nonrecurring charges of $3,254,000 ($.04 per share after tax) related to a restructuring of its administrative staff that was implemented to competitively position itself for future expansion and increased profitability. Certain merchandising, finance and operations functions were shifted from divisional to centralized responsibility, resulting in termination of 75 associates and the elimination of 50 unfilled positions from the Company's administrative staff. The nonrecurring charges during 1999 included $2,358,000 related to severance payments, $637,000 of other employee related costs and $259,000 of other costs associated with the restructuring.

In 1992 and 1995, the Company incurred nonrecurring charges related to several major initiatives to reduce future operating costs and to realign certain product lines and business units. The actions included the shift of the Company's distribution functions to new facilities, the closure of domestic manufacturing facilities, the shutdown of underperforming retail locations and the elimination of certain administrative positions. During 1997 and 1998, these restructuring actions were completed and the final costs related to these initiatives were charged against the liabilities accrued in earlier years.

The following table summarizes activity during the three years ended December 3, 1999 with respect to nonrecurring charges:

(In thousands)                                1999       1998       1997
----------------------------------------------------------------------------
Balance at beginning of year                    -      $5,816     $9,580
Nonrecurring charges                       $3,254
Amounts charged against accrual            (1,737)     (5,816)    (3,764)
Balance at end of year                     $1,517           -     $5,816

The balance of $1,517,000, which remains in accrued expenses as of December 3, 1999, includes $1,070,000 of severance costs and $447,000 of other employee related costs. The Company expects to complete all payments related to this restructuring by the third quarter of fiscal 2000.

8. LEASES

The Company leases office and retail store space and certain equipment. A portion of the retail store space is sublet. Some of the leases have provisions for additional rentals based on increased property taxes and the leases for retail store space generally require additional rentals based on sales volume in excess of certain levels. Some leases have renewal options.

Rent expense for operating leases for the three years in the period ended December 3, 1999 was as follows:

(In thousands)                       1999            1998            1997
----------------------------------------------------------------------------

Base rent                         $18,011         $17,090         $16,548
Additional rent                     1,364           1,091           1,174
Less rental from subleases           (826)         (1,051)         (1,161)
                              --------------- --------------  --------------
                                   $18,549        $17,130         $16,561
                              =============== ==============  ==============


The future minimum rental payments for all non-cancelable operating leases and the amounts due from tenants on related subleases at December 3, 1999 are as follows:

(In thousands)
------------------------------------------------------
2000                                      $13,561
2001                                       12,329
2002                                       10,271
2003                                        9,043
2004                                        7,870
Later years                                16,688
                                          ------------
                                           69,762
Less rental due from subleases             (1,786)
                                          ------------
Total future minimum rental
payments                                  $67,976
                                          ============

9. BENEFIT PLANS

The Company has a non-contributory defined benefit pension plan covering eligible associates. Pension costs are determined actuarially and are funded to the extent that deductions are allowable under the United States Internal Revenue Code. During 1999 and 1998, approximately 65% of the defined benefit plan's assets were invested in equity investments with the remaining 35%
invested  in  fixed  income   securities.   Salaried,   management,   sales  and
non-production hourly associates accrue pension benefits based on the associate's service and compensation. Production associates accrued pension benefits at a fixed unit rate based on service.

Pension expense, including amortization of prior service costs over the remaining service periods of active associates and the remaining lives of vested and retired associates, for the three years in the period ended December 3, 1999, consists of the following:

(In thousands)                                      1999       1998      1997
--------------------------------------------------------------------------------
Service cost                                      $2,014     $2,002     $1,767
Interest cost                                      2,800      2,688      2,686
Expected return on assets                         (4,002)    (3,822)    (3,449)
Net gain recognized                                  (59)      (103)         -
Amortization of prior service cost                    61         61         64
SFAS 88 curtailment charge                             -          -         93
Transition asset recognized                         (287)      (287)      (287)
Net periodic benefit cost                         $  527     $  539     $  874


The following provides a reconciliation of benefit obligations, plan assets, the funded status, and various assumptions related to the Company's defined benefit pension plan:

(In thousands)                                                 1999      1998
--------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation at beginning of year                  $43,422    $40,134
   Service cost                                               2,014      2,002
   Interest cost                                              2,800      2,688
   Actuarial loss(gain)                                      (5,517)       268
   Benefits paid                                             (2,109)    (1,670)
   Benefit obligation at end of year                        $40,610    $43,422

Change in plan assets:
   Fair value of plan assets at beginning of year            45,715     43,810
   Actual return on plan assets                               5,993      3,575
   Employer contributions                                         0          0
   Benefits paid                                             (2,109)    (1,670)
   Fair value of plan assets at end of year                 $49,599    $45,715

Funded status:
   Excess of assets over benefit obligation                   8,989      2,293
   Unrecognized net gain                                    (12,078)    (4,628)
   Unrecognized prior service costs                             225        287
   Unrecognized net transition asset                           (284)      (572)
   Accrued pension cost                                     $(3,148)   $(2,620)

Assumptions:
   Discount rate                                              7.50%      6.75%
   Expected long-term return on assets                        9.00%      9.00%
   Compensation increase rate                                 4.50%      4.50%


The Company also provides defined contribution plans for its associates. The Company's defined contribution plans, which are qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended, enable eligible associates to defer a portion of their salary to be held by the trustees of the plans.

The Company makes an additional contribution to the plans equal to a maximum of 50% of the first 6% of savings by each participant. Prior to July 1, 1998, the Company's contribution to the plans equaled a maximum of 25% of the first 6% of savings for each participant. During fiscal 1999, 1998 and 1997 the Company's contribution to the plans amounted to $800,000, $437,000 and $446,000, respectively.

10. STOCK PURCHASES AND OPTION PLANS

The Company's Employee Stock Purchase Plan, permits eligible associates to elect to subscribe for an aggregate of 5,640,000 shares of common stock of the Company. Under the Plan, participating associates could authorize the Company to withhold up to 10% (limited to either 2.5% or 5% prior to November 1, 1999) of their earnings for a one or two-year payment period for the purchase of shares. At the conclusion of the period, associates could purchase shares at the lesser of 85% of the market value of the Company's common stock on either their entry date into the Plan or the last day of the payment period. For the payment periods which ended in fiscal 1999, 177,745 shares were issued under the Plan for an aggregate amount of $935,000. Effective with the new payment period which began on January 1, 2000, the payment period was shortened to a six-month timeframe. At December 3, 1999, a total of 5,241,076 shares had been purchased under the Plan and 398,924 shares were available for purchase by participating associates.

During 1998, the Company's shareholders approved The Stride Rite Corporation 1998 Non-Employee Director Stock Ownership Plan. Under the 1998 Director's Plan, awards of common stock and options to purchase common stock are granted to any director who is not an employee of the Company in accordance with the provisions of the Plan. An aggregate of 300,000 shares is authorized for issuance under the Plan. Options to purchase common stock are granted at a price equal to the closing price of the Company's common stock on the date the option is granted. Directors receive an annual grant of options to purchase 5,000 shares of common stock under the Plan. Options have a term of ten years and are non-transferable. Under the Plan, options become exercisable over a three-year period and must be paid for in full at the time of exercise. In April 1999, the shareholders approved an amendment to the Plan which allowed directors to receive their annual retainer either entirely in shares of common stock or one-half in shares of common stock and one-half in cash at the election of each director. Under the terms of the Plan, the Company awarded 2,959 and 1,000 shares of common stock during 1999 and 1998, respectively. . In addition, directors may defer receipt of the stock and/or cash portion of their annual retainer by electing to participate in the Company's Deferred Compensation Plan for Directors. At December 3, 1999, the issuance of 41,414 shares has been deferred by participating directors.

During 1998, the Company's shareholders approved the 1998 Stock Option Plan. The 1998 Stock Option Plan, which expires in April 2001, replaced a similar long-term incentive plan which had been approved by the shareholders in 1995. Under the Plan, as amended, options to purchase common stock and stock awards of up to an aggregate of 3,900,000 shares of the Company's common stock may be granted to officers and other key associates. The option price of the shares may not be less than the fair market value of the Company's common stock at the date of grant. Options under the Plan generally vest over a three-year period and the rights to purchase common shares expire ten years following the date of grant. Stock awards, which are limited to 200,000 shares in the Plan, generally vest over a five-year period. During 1999, stock awards of 10,750 shares, having an average fair market value of $8.58, were made under the Plan. During 1997, stock awards of 5,000 shares, averaging to $11.63, were made under the previous 1995 Stock Option Plan.

A summary of the activity in stock options with respect to all plans for the three years in the period ended December 3, 1999 is as follows:

                                                 Number of     Weighted Average
                                                 Options        Exercise Price
--------------------------------------------------------------------------------

Outstanding at November 29, 1996               1,809,362            $ 9.16
Granted                                        1,023,250             11.44
Exercised                                        (89,807)             6.36
Canceled                                        (160,105)            10.04

Outstanding at November 28, 1997               2,582,700             10.11
Granted                                        1,054,650             11.11
Exercised                                       (297,074)             5.98
Canceled                                        (533,246)            10.23

Outstanding at November 27, 1998               2,807,030             10.90
Granted                                        2,135,050              8.53
Exercised                                        (70,011)             5.63
Canceled                                      (1,224,616)            10.23
Outstanding at December 3, 1999                3,647,453            $ 9.84

The following table summarizes information about stock options outstanding at December 3, 1999:


                                  Weighted
                                  Average     Weighted                 Weighted
                                 Remaining     Average                  Average
Range of Exercise    Number     Contractual   Exercise      Number     Exercise
      Prices       Outstanding      Life        Price    Exercisable     Price
--------------------------------------------------------------------------------

$ 0.25-$ 8.00          839,886    8.5 years      $ 6.82      401,386      $ 6.74
$ 8.125-$11.00       1,622,768    8.2 years        9.41      437,795       10.39
$11.125-$15.875      1,184,799    6.3 years       12.56      903,215       12.81
                     ---------    ---------      ------    ---------      ------
                     3,647,453    7.6 years      $ 9.84    1,742,396      $10.81
                     =========    =========      ======    =========      ======

At November 27, 1998, options to purchase 1,178,671 shares at an average price of $11.01 per share were exercisable (911,093 shares at $9.42 per share at November 28, 1997). At December 3, 1999, stock awards, options to purchase shares and shares reserved for issuance under deferred compensation plans totaling 7,818,030 shares had been granted under all plans. Rights to purchase an additional 2,132,942 shares at December 3, 1999 (2,025,250 shares at November 27, 1998) could be granted under the plans.

Statement  of  Financial   Accounting   Standards  No.  123,  "Accounting  for
Stock-Based   Compensation"   (SFAS  123),  defines  a  fair-value  method  of
accounting for
employee stock options or similar equity instruments and encouraged companies to adopt that method of accounting. SFAS 123 also allows companies to continue to use the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and to make proforma disclosures of the impact on net income and earnings per share of applying SFAS 123. The Company has elected to continue to account for stock options in accordance with APB 25 and related interpretations. Accordingly, no compensation expense has been recorded in connection with fair market value stock option grants under the Company's stock option plans and its employee stock purchase plan.

Proforma net income and earnings per share information included in the table below, has been calculated as if the Company had accounted for stock options and other stock-based compensation under the fair value method. The fair value was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                    1999       1998      1997
--------------------------------------------------------------------------------
Risk-free interest rate                            5.01%      5.76%      5.95%
Dividend yield                                      2.2%       1.5%       1.5%
Volatility factor                                    40%        37%        35%
Weighted average
   expected life of options (years)                 4.5        4.5        4.5


Accordingly, the weighted average grant date fair values of stock options granted during 1999, 1998 and 1997 were estimated at $2.66, $3.75, and $3.95, respectively. For purposes of proforma disclosure, the estimated fair value is amortized to expense on a straight-line basis over the options vesting periods. A comparison of reported and proforma earnings is as follows for the three years in the period ended December 3, 1999:

(In thousands except for per share data)            1999        1998        1997
--------------------------------------------------------------------------------
Net income                 As reported           $26,424     $21,052     $19,780
                           Proforma               24,642      19,412      19,058

Net income per             As reported               .57         .44         .40
diluted share              Proforma                  .53         .41         .39
   of common stock

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

11. PREFERRED STOCK PURCHASE RIGHTS

In June 1997, the Company's Board of Directors adopted a Stockholder Rights Plan to replace a similar plan which was due to expire in July 1997. In connection with the Plan, the Board declared a dividend of one Preferred Share Purchase Right for each outstanding share of common stock of the Company, payable to stockholders of record on July 17, 1997.

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

Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $68 per one one-hundredth of a Preferred Share. Each preferred share is entitled to minimum quarterly dividends of $1.00 per share, a minimum preferential liquidation payment of $100 per share and each preferred share will have 100 votes, voting together with the common shares. The Rights, which may be amended by the Board of Directors of the Company under most circumstances, become exercisable at the earlier of ten days following a public announcement that a person or group ("Acquiring Person") has acquired beneficial ownership of 10% or more of the Company's outstanding common stock or ten business days following the commencement of, or announcement of an intention to make, a tender or exchange offer which would result in the beneficial ownership by an Acquiring Person of 10% or more of the outstanding common shares. In the event that the Company is acquired in a merger or other business combination transaction, or 50% or more of its assets or earnings power are sold after a person has acquired beneficial ownership of 10% or more of the Company's outstanding common stock, the holders of the Rights will have the right to receive upon exercise that number of shares of common stock of the Acquiring Person having a market value of two times the exercise price of the Right. In the event that any person or group becomes an Acquiring Person, the holders of the Rights, other than the Acquiring Person, will have the right to receive on exercise that number of shares of Company common stock having a market value of two times the exercise price of the Right. The Board of Directors of the Company may also exchange the Rights, in whole or in part, at an exchange ratio of one common share or one one-hundredth of a preferred share, at any time after a person or group becomes an Acquiring Person and prior to the acquisition of 50% or more of the Company's common stock by such Acquiring Person. The Rights, which have no voting power, expire on July 17, 2007. Preferred Stock Purchase Rights outstanding under the Plan totaled 44,634,083 and 46,381,018 as of December 3, 1999 and November 27, 1998, respectively.

12. LITIGATION

The Company is a party to various litigation arising in the normal course of business. Having considered available facts and opinions of counsel handling these matters, management of the Company does not believe the ultimate resolution of such litigation will have a material adverse effect on the Company's financial position or results of operations.

13. INCOME TAXES

The provision for income taxes consists of the following for the three years in the period ended December 3, 1999:

(In thousands)                    1999         1998          1997
-------------------------------------------------------------------

Current:
    Federal                     $16,965     $ 7,390       $ 7,942
    State                         1,635         987         1,870
                              -----------  -----------   ----------
Total current provision          18,600       8,377         9,812
                              -----------  -----------   ----------
Deferred:
    Federal                      (2,013)      3,783         2,095
    State                         ( 355)         10           241
                              -----------  -----------   ----------
Total deferred provision

(benefit)                        (2,368)      3,793         2,336
                              -----------  -----------   ----------
Provision for income taxes      $16,232     $12,170       $12,148
                              ===========  ===========   ==========


Net deferred tax assets as of December 3, 1999 and November 27, 1998 have the following significant components:

(In thousands)                                       1999      1998
---------------------------------------------------------------------

Deferred tax assets:
    Inventory valuation reserves                   $ 6,768  $ 5,477
    Accounts receivable allowances                   3,861    3,425
    Compensation and pension accruals                3,605    3,742
    Nonrecurring charges                               705      -
    Other accounting reserves and accruals          11,364   12,114
                                                   ------------------
Total deferred tax assets:                          26,303   24,758
                                                   ------------------
Deferred tax liabilities:
    Depreciation and amortization                    4,498    5,078
    Other items                                        721      964
                                                   ------------------
Total deferred tax liabilities                       5,219    6,042
                                                   ------------------
Net deferred tax assets                            $21,084  $18,716
                                                   ==================


A valuation allowance has not been assigned to the Company's deferred tax assets since management believes it is more likely than not that the Company will fully realize the benefits of such tax assets.

The effective income tax rate differs from the statutory federal income tax rate as follows:

                                                  1999       1998        1997
-------------------------------------------------------------------------------

Statutory federal tax rate                        35.0%      35.0%      35.0%
State income taxes, net of federal tax benefit     2.0        2.0        4.3
Tax provision (benefit) related to company-
owned life insurance program                       2.2       (5.3)      (1.8)
Other                                             (1.1)       4.9        0.5
                                                 --------   --------   --------

Effective income tax rate                         38.1%      36.6%      38.0%
                                                 ========   ========   ========

In 1999, 1998 and 1997, the Company paid income taxes of $12,681,000, $17,666,000 and $8,185,000, respectively.

14. OPERATING SEGMENTS AND RELATED INFORMATION

Effective November 28, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes new standards for the way public business enterprises report information about operating segments and also requires certain disclosures about products and services, geographic areas of business and major customers. The adoption of SFAS No. 131 did not affect the Company's consolidated financial position or results of operations.

The Company operates in one industry segment, the footwear industry. Operating segments of the Company are based on, among other things, the way the Company's management organizes the components of the Company's business for the purposes of allocating resources and assessing performance. The Company designs and markets footwear under various brand names, which represent the operating segments of the Company. Products for all of the Company's brands are generally manufactured using similar processes. The Company's products also share similar distribution methods and are marketed and sold to the same customer types. Operating results are assessed on an aggregate basis to make decisions about resources to be allocated among the brands. Consequently, because the brands have similar product, distribution, marketing and economic conditions, the Company's operating segments have been aggregated into one reportable segment for financial statement purposes as permitted by the provisions of SFAS 131. The Company presently focuses its brands on the domestic footwear market. No individual country other than the United States accounted for more than 10% of consolidated net sales or assets.

15. RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. This statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal years beginning after June 30, 1999. However, Statement of Accounting Standard No. 137, "Deferral of the Effective Date of "SFAS 133" was issued in July of 1999 and delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. Therefore, SFAS 133 will not be implemented by the Company until fiscal 2001. Since the Company's current international operations are not significant and the cost of merchandise sourced from factories outside the United States is generally denominated in U.S. dollars, management expects minimal impact from this new standard.

16. QUARTERLY DATA (UNAUDITED)

The following table provides quarterly data for the fiscal years ended December 3, 1999 and November 27, 1998.

(In thousands, except
for per share data)             First       Second        Third     Fourth
-----------------------------------------------------------------------------
1999
Net sales                    $148,184     $166,253     $155,952   $102,307
Gross profit                   54,507       61,241       57,795     37,045
Net income                      6,149        9,763       10,113        399
Per diluted common share:
  Net income                      .13          .21          .22        .01
  Dividends                       .05          .05          .05        .05
                                First       Second        Third       Fourth
-----------------------------------------------------------------------------
1998

Net sales                    $128,985     $143,176     $168,516    $98,736
Gross profit                   46,480       51,633       62,744     29,969
Net income (loss)               4,401        9,596       12,766     (5,711)
Per diluted common share:
  Net income (loss)               .09          .20          .27       (.12)
  Dividends                       .05          .05          .05        .05

In the third quarter of fiscal 1999, the Company recorded pre-tax, nonrecurring charges of $3,254,000, ($.04 per share after tax), associated with its decision to restructure the Company's administrative staff. In the fourth quarter of fiscal 1998, the Company recorded pre-tax charges of $4,976,000, ($.07 per share after tax), associated with its decision to terminate its license agreement to market footwear under the Levi's brand. The charge included losses on the disposal of Levi's inventory as well as severance and other costs associated with the decision. In the second quarter of fiscal 1998, the Company recorded a one-time, pre-tax gain of $3,875,000 ($.05 per share after tax) related to a real estate sale.

MANAGEMENT'S REPORT ON FINANCIAL INFORMATION

To Our Shareholders:

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

The control environment is complemented by the Company's internal audit function which performs audits and evaluates the adequacy of and the adherence to these controls, policies and procedures. In addition, the Company's independent accountants have developed an understanding of our accounting and financial controls and have conducted such tests as they consider necessary to support their report on the Company's financial statements.

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

/s/ David M. Chamberlain      /s/ John M. Kelliher
David M. Chamberlain          John M. Kelliher
Chairman of the Board of      Chief Financial Officer
Directors and Chief           and Treasurer
Executive Officer

REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and Directors of
The Stride Rite Corporation:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Stride Rite Corporation and its subsidiaries at December 3, 1999 and November 27, 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 3, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of The Stride Rite Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Boston, Massachusetts                    /s/PricewaterhouseCoopers LLP
January 6, 2000                          PricewaterhouseCoopers LLP

BOARD OF DIRECTORS

David M. Chamberlain
Chairman of the Board of Directors
and Chief Executive Officer

Warren Flick
Co-chairman of the Board, eSave Network, Inc.

Donald R. Gant
Limited Partner, The Goldman Sachs Group, L.P.

Joanna M. Jacobson
Former President of The Keds Corporation

Frank R. Mori
President and Chief Executive Officer,
Takihyo, Inc.

Robert L. Seelert
Chairman, Saatchi & Saatchi, plc.

Myles J. Slosberg
Attorney and Former Chairman and Chief Executive Officer of the Company

Diane M. Sullivan
President and Chief Operating Officer

W. Paul Tippett, Jr.
Principal, Ann Arbor Partners

Bruce Van Saun
Senior Executive Vice President and Chief Financial Officer
The Bank of New York

SENIOR MANAGEMENT

David M. Chamberlain
Chairman of the Board of Directors
and Chief Executive Officer

Diane M. Sullivan
President and Chief Operating Officer

Frank A. Caruso
Vice President and Corporate Controller

Peter J. Charles
Senior Vice President and General Manager,
Stride Rite Sourcing International, Inc.

Janet M. DePiero
Vice President, Human Resources

Daniel R. Friedman
President, The Keds Corporation

Sandy Hayakawa
President, Tommy Hilfiger Footwear

John M. Kelliher
Chief Financial Officer and Treasurer

Thomas L. Nelson
President, Sperry Top-Sider, Inc.

Charles W. Redepenning, Jr.
General Counsel, Secretary and Clerk

Gerrald B. Silverman
President, Stride Rite Children's Group, Inc.

Richard T. Thornton
Vice President, Operations

Robert H. White
Senior Vice President, Information Technology

CORPORATE DATA
EXECUTIVE OFFICES
191 Spring Street
P.O. Box 9191
Lexington, Massachusetts  02420-9191
(617) 824-6000
Internet addresses:   www.strideritecorp.com
                      www.striderite.com
                      www.keds.com
                      www.sperrytopsider.com

MAJOR SUBSIDIARIES

The Keds Corporation
Sperry Top-Sider, Inc.
SR/ecom, Inc.
Stride Rite Canada Limited
Stride Rite Children's Group, Inc.
Stride Rite International Corp.
Stride Rite Sourcing International, Inc.
Tommy Hilfiger(R) Footwear, Inc.

Independent Accountants

PricewaterhouseCoopers LLP
Boston, Massachusetts

STOCK LISTING
The Stride Rite Corporation's common stock is listed on the New York Stock Exchange and is identified by the symbol SRR.

ANNUAL MEETING
The 2000 Annual Meeting of Stockholders of The Stride Rite Corporation is scheduled to be held on Thursday, April 13, 2000 at 10:00 a.m. at the Company's Corporate Headquarters, 191 Spring Street, Lexington, Massachusetts.

TRANSFER AGENT, REGISTRAR, DIVIDEND DISBURSING AGENT AND AUTOMATIC DIVIDEND REINVESTMENT AND STOCK PURCHASE PLANS Communication concerning transfer requirements, address changes, dividend reinvestment and stock purchase plan enrollment, and lost certificates should be addressed to:

BankBoston, N.A.
Equiserve Limited Partnership
P.O. Box 8040
Boston, MA  02266-8040
Internet address:  www.equiserve.com

The telephone number is (781) 575-3170.

Form 10-K

This Annual Report to Shareholders, the Company's Annual Report on Form 10-K and its quarterly filings with The Securities and Exchange Commission are available on the Company's website - www.strideritecorp.com. The Stride Rite Corporation's Form 10-K is also available by mail, without charge, and may be obtained by writing to Shareholder Relations at the Company's executive offices.

COMMON STOCK PRICES


                             1999                1998
-------------------------------------------------------------
Fiscal Quarter          High       Low      High      Low
-------------------------------------------------------------

1st                    11 7/16    7 13/16  12 3/8    10 13/16
2nd                    13 1/4    10 3/8    13 9/16   11 3/4
3rd                    11 9/16    8 1/8    15 11/16   9 1/2
4th                       9       6 1/8    10 1/8     6 7/8

Based on closing prices on the New York Stock
Exchange - Composite Tape.